                                                      REGISTRATION NO. 333-14973

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                         CHESAPEAKE ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)
                             ---------------------

                  DELAWARE                                        73-1395733
---------------------------------------------    ---------------------------------------------
       (State or other jurisdiction of                         (I.R.S. Employer
       incorporation or organization)                         Identification No.)

                                                              AUBREY K. MCCLENDON
                                                           CHIEF EXECUTIVE OFFICER
          6100 NORTH WESTERN AVENUE                       6100 NORTH WESTERN AVENUE
        OKLAHOMA CITY, OKLAHOMA 73118                   OKLAHOMA CITY, OKLAHOMA 73118
               (405) 848-8000                                   (405) 848-8000
----------------------------------------------   ---------------------------------------------
   (Address, including zip code, and telephone      (Name, address, including zip code, and
  number, including area code, of registrant's      telephone number, including area code, of
         principal executive offices)                          agent for service)

                                    Copy to:

           THEODORE M. ELAM, ESQ.                          G. MICHAEL O'LEARY, ESQ.
                MCAFEE & TAFT                                   ANDREWS & KURTH
         A PROFESSIONAL CORPORATION                         600 TRAVIS, SUITE 4200
       211 NORTH ROBINSON, SUITE 1000                        HOUSTON, TEXAS 77002
        OKLAHOMA CITY, OKLAHOMA 73102                           (713) 220-4200
               (405) 235-9621

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                                        PROPOSED
                                                        PROPOSED        MAXIMUM
                                        AMOUNT      MAXIMUM OFFERING    AGGREGATE     AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES       TO BE          PRICE PER        OFFERING    REGISTRATION
TO BE REGISTERED                      REGISTERED        UNIT(1)         PRICE(1)       FEE(2)
-------------------------------------------------------------------------------------------------
Common Stock, Par Value
  $0.10 per share.................  3,737,500 Shares      $67.38      $251,830,000   $76,312(3)
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933.

(2) Calculated in accordance with Rule 457(c) of the Securities Act of 1933, based on the average of the high and low prices reported in the consolidated reporting system on November 15, 1996.


(3) $61,794 paid upon initial filing on October 28, 1996, $14,518 being paid with this Amendment No. 1.


                             -------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************



                 SUBJECT TO COMPLETION, DATED NOVEMBER 18, 1996

PROSPECTUS

               , 1996
                                3,250,000 SHARES

                         CHESAPEAKE ENERGY CORPORATION

                                  COMMON STOCK

     All of the 3,250,000 shares of Common Stock offered hereby (the "Offering"), are being sold by Chesapeake Energy Corporation ("Chesapeake" or the "Company"). The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "CHK." On October 31, 1996, the closing sales price of the Common Stock as reported by the NYSE was $58 1/4 per share.

      SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                 A CRIMINAL OFFENSE.


-------------------------------------------------------------------------------------------------
                                               PRICE            UNDERWRITING         PROCEEDS
                                              TO THE            DISCOUNTS AND         TO THE
                                              PUBLIC           COMMISSIONS(1)       COMPANY(2)
-------------------------------------------------------------------------------------------------
Per Share..............................           $                   $                 $
Total(3)...............................           $                   $                 $
-------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting the expenses of the Offering payable by the Company,
    estimated at $          .

(3) The Company has granted to the Underwriters an option, exercisable within 30 days hereof, to purchase up to an aggregate of 487,500 additional shares at the price to the public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to the public, the underwriting
    discounts and commissions and proceeds to the Company will be $          ,
    $          and $          , respectively. See "Underwriting."

     The shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to certain prior conditions including the right of the Underwriters to reject orders in whole or in part. It is
expected that delivery of the shares will be made on or about                ,
1996 in New York, New York.

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

              BEAR, STEARNS & CO. INC.

                             J.P. MORGAN & CO.

                                          PRUDENTIAL SECURITIES INCORPORATED

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, covering the Common Stock being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and at the following regional offices of the Commission:
7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed for trading on the New York Stock Exchange. The Company's reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996, the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, the Company's Current Reports on Form 8-K dated July 1, July 26, August 29 and September 4, 1996, the description of the Company's Common Stock contained in the Company's registration statement on Form 8-A, dated April 13, 1995 in each case, if applicable, as amended, and all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering described herein shall be deemed to be incorporated in this Prospectus and to be a part hereof from the date of the filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy (without exhibits unless such exhibits are specifically incorporated by reference into such document) of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be directed to Marcus C. Rowland, Vice President-Finance and Chief Financial Officer, Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, by mail, and if by telephone (405) 848-8000.

                            ------------------------
     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and Consolidated Financial Statements and notes thereto included elsewhere or incorporated by reference in this Prospectus. Investors should carefully consider the information set forth in "Risk Factors" in evaluating the Offering. Unless the context otherwise requires, all references in this Prospectus to "Chesapeake" or the "Company" are to Chesapeake Energy Corporation and its subsidiaries. All references in this Prospectus to fiscal years are to the Company's fiscal year ended June 30. Certain terms used herein are defined in the Glossary included elsewhere in this Prospectus. All share information included herein has been adjusted to reflect the two-for-one stock split effected in December 1994 and the three-for-two stock splits effected in December 1995 and in June 1996.

                                  THE COMPANY

     Chesapeake Energy Corporation is an independent energy company which utilizes advanced drilling and completion technologies to explore for and produce oil and natural gas. The Company ranks among the five most active drillers of new wells in the United States.

     From its inception in 1989 through June 30, 1996, Chesapeake drilled a total of 562 gross (186 net) wells, of which 529 gross (175 net) wells were commercially productive. As a result of its successful drilling efforts, the Company has experienced significant growth in its proved reserves, production, revenue, and assets. From its first full fiscal year of operation ended June 30, 1990 to the fiscal year ended June 30, 1996, the Company's estimated proved reserves increased to 425 Bcfe from 11 Bcfe, annual production increased to 60.2 Bcfe from 0.2 Bcfe, total revenue increased to $149.4 million from $0.6 million, and total assets increased to $572 million from $8 million.

     At June 30, 1996, the Company's estimated proved reserves consisted of 12.3 MMBbl of oil and 351.2 Bcf of gas, a total of 425 Bcfe. During fiscal 1996, the Company's proved reserves increased from 242 Bcfe to 425 Bcfe, an increase of 183 Bcfe, or a four-fold replacement of its 60.2 Bcfe of production. At June 30, 1996 the present value of estimated future net revenue attributable to Chesapeake's estimated proved reserves before income taxes (utilizing a 10% discount rate) was $547 million, based on average prices at fiscal year end 1996 of $20.90 per Bbl and $2.41 per Mcf. At June 30, 1996 the Company had an inventory of approximately 900 undrilled locations (including 182 proved undeveloped locations), providing the Company with an estimated five-year inventory of drilling opportunities.

     The Company operates approximately 80% of the wells in which it owns an interest. Of the 562 wells drilled by the Company through June 30, 1996, 275 were horizontal wells, reflecting the Company's emphasis on utilizing horizontal drilling technology.

                               BUSINESS STRATEGY

     Since its inception, Chesapeake's business strategy has been growth through the drillbit. Using this strategy, the Company has expanded its reserves and production through the acquisition and subsequent development of large blocks of acreage. The Company has focused its activities in areas where reservoirs such as fractured carbonates offer low geological risk, large reserve potential, and the opportunity to earn attractive economic returns through the application of advanced drilling and completion technologies.

     The Company concentrates its undeveloped leasehold acquisition and associated drilling in three primary operating areas: (i) the Giddings Field of southern Texas, (ii) the Knox, Sholem Alechem, and Golden Trend fields of southern Oklahoma, and (iii) the Louisiana Austin Chalk Trend (the "Louisiana Trend") in eastern Texas and central Louisiana. In addition, the Company continues to search for other areas in the United States and Canada where its geological and engineering expertise provides the Company with competitive advantages. The additional project areas identified to date include the Williston Basin in eastern Montana and western North Dakota, the Arkoma Basin in southeastern Oklahoma, and the Lovington area in eastern New

Mexico. The Company seeks to achieve a balance between oil and gas production and to retain a higher level of ownership in its project areas than it has historically retained.

     The Company's operating areas are typically characterized by fractured carbonate reservoirs that are known to contain oil and gas and generally cover a large geographic area. In the past, development of these reservoirs has been limited by both economic and technological factors. Recent advances in drilling and completion technologies, and the resulting higher reserve recoveries and lowered exploration costs, provide the Company with the opportunity to develop large new reserves of oil and natural gas and to generate attractive economic returns.

     The proceeds of the Offering will allow the Company to expand its exploration and development activities and to reduce its debt. Management believes that the Company's growth through the drillbit business strategy, distinct competitive advantages and success to date provide the basis for continued growth in reserves and production. Management further believes that this Offering will provide a significantly improved capital structure that should enable the Company to develop the large number of opportunities available to it. To that end, management seeks to achieve an investment grade senior debt rating during the next few years.

                             COMPETITIVE ADVANTAGES

     Management believes five competitive advantages are responsible for Chesapeake's rapid growth and distinguish the Company from other independent energy companies.

     Growth Through the Drillbit. Employing its strategy of growth through the drillbit, the Company has substantially increased its reserves and production. By focusing drilling efforts on reservoirs that respond favorably to the application of advanced drilling and completion technologies, management believes the Company can continue to increase its reserves and production and generate attractive returns by integrating the Company's technical expertise with its large inventory of undeveloped leasehold.

     Dominant Leasehold Positions. Through aggressive acreage acquisition in its existing and new project areas, the Company seeks to establish a dominant leasehold position in each of its project areas. Such a dominant position allows the Company to maximize its economic returns while limiting drilling opportunities available to its competitors. Consistent with this strategy, the Company has assembled a significant leasehold acreage inventory which included approximately 900 proved and unproved drilling locations at June 30, 1996.

                                                                                    UNDEVELOPED
                                      NUMBER OF GROSS                               LOCATIONS(A)
                                           WELLS            UNDEVELOPED        ----------------------
             OPERATING AREA             DRILLED(A)        GROSS ACREAGE(B)     PROVED     UNEVALUATED
    --------------------------------  ---------------     ----------------     ------     -----------
    Giddings........................        178                   150             69           60
    Southern Oklahoma...............        196                   100             85          150
    Louisiana Trend.................          6                 1,000             17          425
    Williston Basin.................         --                   550             --           75
    Other...........................        182                   250             11           25
                                            ---                 -----            ---          ---
              Total.................        562                 2,050            182          735
                                            ===                 =====            ===          ===

---------------

(a) Includes wells drilling at June 30, 1996

(b) Acreage in thousands

     Technological Leadership. The Company has developed significant expertise in the rapidly evolving technologies of horizontal drilling, 3-D seismic evaluation, and deep fracture stimulation. The Company believes its expertise in employing these technologies is the most important factor in its growth during the past several years. In particular, the Company has developed considerable horizontal drilling and completion expertise, especially in wells which target deep fractured carbonates. Over the last several years, deeper, more complex horizontal wells have become technically and economically feasible and the cost of drilling these wells has decreased. As a result, the Company believes there has been a substantial increase in the number of areas which are economically attractive for horizontal drilling.

     Superior Operating Margin. Management believes the Company's operating cost structure is among the lowest of all publicly traded independent energy producers. For fiscal 1996, the Company's per unit operating costs (consisting of general and administrative expense, lease operating expense, production taxes, and depreciation, depletion and amortization of oil and gas properties) were $1.07 per Mcfe produced, resulting in an operating margin of $0.77 per Mcfe. Management believes the key to creating value in the independent energy industry is the ability to generate high levels of cash flow per Mcfe that can be successfully reinvested in a technologically-driven exploration program.

     Management's Substantial Equity Ownership. At October 25, 1996, the Company's management and directors beneficially owned (including outstanding vested options) an aggregate of approximately 42% of the Company's outstanding shares of Common Stock. Assuming completion of the Offering, management and directors will continue to own approximately 37% of the Company's outstanding Common Stock. Management believes this substantial equity ownership provides a strong alignment of management's and investors' interests and creates an entrepreneurial culture within the Company.

                            PRIMARY OPERATING AREAS

     The Company's activities are concentrated in three primary operating areas:
(i) the Navasota River and Independence areas of the downdip Giddings Field in southern Texas, (ii) the Knox, Sholem Alechem, and Golden Trend fields of southern Oklahoma, and (iii) the South Brookeland, Leesville, Masters Creek, St. Landry, Baton Rouge and Livingston areas of the Louisiana Trend.

     The following table sets forth the Company's proved reserves in its primary operating areas (net of interests of other working and royalty interest owners and others entitled to share in production), estimated capital expenditures and the number of potential drilling locations required to develop the Company's proved undeveloped reserves at June 30, 1996:

                                      PROVED RESERVES                            ESTIMATED
                              --------------------------------    PERCENT         CAPITAL          NUMBER OF
                                                       GAS           OF         EXPENDITURES        PROVED
                                OIL        GAS      EQUIVALENT     PROVED       REQUIRED TO       UNDEVELOPED
       OPERATING AREA         (MMBBL)    (MMCF)      (MMCFE)      RESERVES        DEVELOP          LOCATIONS
----------------------------  -------    -------    ----------    --------    ----------------    -----------
                                                                              ($ IN THOUSANDS)
Giddings....................   2,147     156,557      169,439        39.9%        $ 38,163             69
Southern Oklahoma...........   3,657     157,460      179,402        42.2           60,746             85
Louisiana Trend.............   5,969      23,182       58,996        13.9           33,749             17
Williston Basin.............      --          --           --          --               --             --
Other Areas.................     485      14,025       16,938         4.0            4,410             11
                              ------     -------      -------       -----         --------            ---
          Total.............  12,258     351,224      424,775       100.0%        $137,068            182
                              ======     =======      =======       =====         ========            ===

GIDDINGS FIELD

     Chesapeake's second largest concentration of proved reserves and its highest concentration of present value are located in the Giddings Field, which is one of the most active oil and natural gas fields in the U.S. The primary producing formation in Giddings is the Austin Chalk formation, a fractured carbonate reservoir found at depths ranging from 7,000 feet to 17,000 feet along a 15,000 square mile trend in southeastern Texas and central Louisiana. Chesapeake has concentrated its drilling efforts in the gas-prone downdip portion of the Giddings Field, where the Austin Chalk is located at depths below 11,000 feet. The Company believes the downdip Giddings area is one of the largest discoveries of onshore gas in the U.S. in recent years.

     The Company believes that its success in the downdip Giddings Field is attributable to four principal factors: (i) limited reservoir drainage from previously drilled vertical wells; (ii) the Company's aggressive leasehold acquisition program, which has permitted the creation of larger spacing units, thus reducing competition for reserves from offsetting wells; (iii) continued technological advances in horizontal drilling, which have significantly lowered development costs, expanded the field's boundaries into deeper areas, and increased per well productivity through the ability to drill within a more precisely defined target zone; and (iv) the geological setting of the downdip Austin Chalk, which is characterized by greater reservoir pressure and more intensive fracturing than in the updip area of the Giddings Field. As a result of these factors, the Company's downdip wells have, on average, produced greater reserves per well while also exhibiting lower decline rates than average wells in other areas of Austin Chalk production in Texas.

     Navasota River. In February 1994, the Company drilled its first well in the Navasota River leasehold block, located in Brazos and Grimes Counties, Texas. As of June 30, 1996, the Company had successfully completed 77 of 77 Navasota River wells and was drilling seven additional wells. The Company has budgeted $30 million in fiscal 1997 to drill 28 gross (16 net) wells in the Navasota River area.

     Independence. The Company's Independence block is located in Grimes and Washington Counties to the south and southwest (and further downdip) from the Navasota River area. As of June 30, 1996, the Company had successfully completed 24 of 26 Independence wells and was drilling two additional wells. The Company has budgeted $7 million to drill six gross (three net) wells in fiscal 1997 in the Independence area.

SOUTHERN OKLAHOMA

     Chesapeake's largest concentration of proved reserves is located in southern Oklahoma and is comprised of the Knox, Golden Trend and Sholem Alechem fields. Based on the Company's drilling success in late 1993 with its deeper wells (12,000 to 14,000 feet) in the Bradley area of the Golden Trend Field, the Company initiated a deeper drilling project in 1994 in the Knox area. The Company's first two wells in Knox were the first wells in Oklahoma to establish commingled commercial production from the Sycamore, Woodford, Hunton and Viola formations at depths below 15,000 feet. This success led to an aggressive and successful acreage acquisition and drilling program during fiscal 1995 and fiscal 1996.

     Knox. As of June 30, 1996, Chesapeake had successfully completed 41 of 42 wells drilled in the Knox Field and was drilling six additional wells. The Company's acreage inventory in the Knox area is large enough to support the drilling of approximately 50 proved undeveloped locations. The Company believes this inventory could increase by up to 150 increased density or step-out wells, subject to continued drilling success and applicable spacing requirements. During fiscal 1996, Chesapeake doubled its assets in Knox and the Golden Trend through its acquisition of Amerada Hess Corporation's interests in Chesapeake wells. The Company has budgeted $36 million in fiscal 1997 to drill 19 gross (15 net) wells in the Knox area.

     Sholem Alechem. The Company's horizontal drilling project in the Sholem Alechem portion of southern Oklahoma's Sho-Vel-Tum Field was initiated on the Company's belief that the application of horizontal drilling technology could result in a significant increase in the recovery of remaining reserves in this field. Since its discovery more than 80 years ago, the Sho-Vel-Tum Field has produced more than one billion barrels of oil and one trillion cubic feet of natural gas. To date, the Company has successfully completed 25 of 25 horizontal wells in the Sycamore formation. The Company believes other fractured carbonates that underlie the Sycamore, such as the Hunton and McLish formations, may also be commercially productive as the result of the application of horizontal drilling. Texaco Exploration and Production, Inc. is the Company's 50% working interest partner in this area. The Company has budgeted $8 million to drill 10 gross (five net) Sholem Alechem wells during fiscal 1997.

LOUISIANA AUSTIN CHALK TREND

     The Louisiana Trend is the newest of the Company's three primary operating areas and will be central to the Company's exploration and development activities over the next several years. In late 1994, Occidental Petroleum Corporation ("Occidental") announced the completion of a single lateral horizontal Austin Chalk discovery well in the Masters Creek area of central Louisiana. Occidental's well was drilled 200 miles east of the Company's activity in the downdip Giddings Field and 60 miles east of the nearest previous commercial multi-well horizontal Austin Chalk production in the Brookeland Field of southeast Texas.

     Based on management's judgment that the Occidental well confirmed the Company's geological premise that the Austin Chalk would be productive across a large portion of central and southeastern Louisiana, Chesapeake invested approximately $125 million through September 30, 1996 to acquire approximately 1,050,000 acres of leasehold in the Louisiana Trend.


     Through November 18, 1996, Chesapeake had commenced drilling operations on 13 operated wells in the Louisiana Trend. Of these 13 wells, three are producing, three are waiting on completion, one has been temporarily abandoned and six are drilling. Production commenced from Chesapeake's first operated well, the Laddie James #7-1, on June 30, 1996, and the Cloud #9-1 on September 10, 1996. Cumulative production from the Laddie James #7-1 was 2.3 Bcfe and from the Cloud #9-1 was 0.8 Bcfe through November 6, 1996. The Company has also participated in three successful wells operated by others. Chesapeake has budgeted $125 million to drill 25 gross and net wells in the Louisiana Trend during fiscal 1997, including several wells that will test the deeper Tuscaloosa formation.


  OTHER OPERATING AREAS

     Williston Basin. During fiscal 1996, Chesapeake began acquiring leasehold in the Williston Basin, located in eastern Montana and western North Dakota, and as of June 30, 1996 owned approximately 550,000 gross (450,000 net) acres. The primary focus of Chesapeake's exploration efforts in the southern portion of this basin (325,000 net acres) is a horizontal drilling target, the oil-prone Red River "B" formation in Bowman and Slope Counties, North Dakota and in Fallon County, Montana. Approximately 75 Red River "B" horizontal wells have been drilled to date by other companies in this area. The Company's first Red River "B" well, the State #1-16, is currently drilling.


     In the northern portion of the Williston Basin (125,000 net acres), the Company is focusing its exploratory efforts on drilling vertical wells to the Red River "C" and "D" formations using 3-D seismic. The Company's first well, the Vitt #1-5, was completed from the Red River "C" formation in late October 1996 for initial daily production of 300 Bbls and 200 Mcf. The Company has budgeted approximately $6 million to drill six gross (six net) Williston wells in fiscal 1997, but expects to increase these activities if drilling results continue to be favorable.



     Lovington. In late 1994, the Company initiated activity in the Lovington portion of the Permian Basin of Lea County, New Mexico. In this project, the Company is utilizing 3-D seismic technology to search for algal mound buildups that management believes have been overlooked in this portion of the Permian Basin because of inconclusive results provided by traditional 2-D seismic technology. The first well operated by the Company on one of its 3-D seismic surveys in the Lovington area is the Ruth #1-20. This well was completed in late October 1996 for initial daily production of 600 Bbls and 250 Mcf from the Strawn formation.


     The Company has identified approximately 50 prospects in the Lovington area, where the Company is targeting oil reserves at depths from 11,000 to 13,000 feet. The Company has budgeted $4 million to drill six gross (five net) wells during fiscal 1997, but expects to increase these activities if drilling results continue to be favorable.

                              RECENT DEVELOPMENTS

     In September 1996, the Company entered into two agreements to enhance the natural gas gathering and processing infrastructure in the Masters Creek and St. Landry areas of the Louisiana Trend. The first agreement, with Mitchell Energy & Development Corp. ("Mitchell"), involves the construction of a pipeline and an associated gathering system capable of transporting up to 350 MMcf of natural gas per day from the Company's wells in the central portion of the Louisiana Trend to Enron Louisiana Energy Company's ("Enron") Eunice natural gas processing and fractionating facility. This system will be constructed by a 50/50 joint venture between the Company and Mitchell, with Mitchell as the operating partner. Construction of the system is expected to be completed in the third quarter of fiscal 1997. The Company's share of costs for this venture will be approximately $15 million.

     In a related agreement, Enron will upgrade its Eunice facility so that it can treat, process and fractionate the Company's raw natural gas that will be delivered to Eunice via the Louisiana Chalk Gathering System. Based on production to date from wells in the Louisiana Trend, the natural gas produced from the Masters Creek area is expected to be rich in natural gas liquids and, once processed, should enable the Company to receive a premium to Henry Hub pricing for its natural gas.

     In September 1996, the Company agreed to sell to Koch Oil Company at market-sensitive prices the Company's crude oil and condensate production in the Masters Creek, Leesville and South Brookeland portions of the Louisiana Trend. Koch will construct a 10-inch crude oil pipeline system into this area of Louisiana from the Nederland and Beaumont areas of Texas. The construction of this pipeline should enable the Company to access Gulf Coast oil markets, currently the most favorably priced oil markets in the United States.


     On November 5, 1996, the Company began production at its Lawton #25-1 well at the initial daily rate of 4,700 Bbls of oil and 10 MMcf. Additionally, the Company has reached total depth in its Thomas #40-1 and believes the well is a significant Tuscaloosa discovery. Testing of this well is expected to commence in the next two weeks. A summary of the Company's Louisiana Trend operated drilling activity at November 8, 1996 is provided below.



                                                          COMPANY               COMPANY NET
       WELL NAME                 AREA NAME          WORKING INTEREST %*     REVENUE INTEREST %*                STATUS
------------------------    --------------------    -------------------     -------------------     -----------------------------
James #7-1                  Masters Creek                    96                      76             Producing
Cloud #9-1                  Masters Creek                    96                      80             Producing
Lyles #31-1                 Masters Creek                    98                      81             Temporarily abandoned
Rice Land Lumber #33-1      South Brookeland                 98                      74             Drilling horizontally
Lawton #25-1                Masters Creek                    98                      78             Producing
Lord #19-1                  Masters Creek                    98                      79             Drilling horizontally
Martin #11-1                Masters Creek                    79                      59             Drilling horizontally
Thomas #40-1                Baton Rouge                      63                      51             Waiting on completion
USA/LROC #34-1              Masters Creek                    98                      79             Drilling horizontally
Singletary #29-1            South Brookeland                 98                      77             Waiting on completion
Grezaffi #19-1              St. Landry                       98                      77             Drilling horizontally
Lawton #31-1                South Brookeland                 61                      50             Drilling vertically
Southern Pine #1-H          Masters Creek                    98                      75             Waiting on completion


---------------

* Subject to change based upon final title examinations

     Contingent upon completion of this Offering, the Company will purchase or otherwise satisfy its obligations in respect of the Company's outstanding 12% Senior Notes due 2001 (the "12% Senior Notes"). Completion of the purchase of the 12% Senior Notes is expected to occur promptly after the closing of this Offering and, together with repayment of the amount outstanding under the Revolving Credit Facility, will result in an extraordinary charge to the Company of approximately $7 million, net of tax.

     In October 1996, a patent infringement suit was filed against the Company by Union Pacific Resources Corporation. Management believes that the Company has meritorious defenses to this action, although the Company is unable to predict the ultimate outcome of this lawsuit because litigation is inherently uncertain. See "Risk Factors -- Patent Litigation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Legal Proceedings."

                                  THE OFFERING

Common Stock offered....................      3,250,000 shares(1)

Common Stock to be outstanding after the
Offering................................     33,378,321 shares(1)(2)

Use of proceeds.........................     The Company intends to use the net
                                             proceeds from the Offering to
                                             reduce debt, to fund expanded
                                             exploration and production capital
                                             expenditures, and for general
                                             corporate purposes. See "Use of
                                             Proceeds."

NYSE trading symbol.....................     CHK

---------------

(1) Excludes 487,500 shares of Common Stock subject to purchase upon the exercise of the Underwriters' over-allotment option.

(2) Excludes options outstanding on the date hereof to purchase approximately 3,802,834 million shares of Common Stock at a weighted average exercise price of $10.00. Also excludes shares of Common Stock reserved for issuance under the Company's stock option plans.

                                  RISK FACTORS

     An investment in the Common Stock involves certain risks that a potential investor should carefully evaluate prior to making an investment in the Common Stock. See "Risk Factors."

                        SUMMARY OIL AND GAS RESERVE DATA

     The reserve information presented below is based upon reports prepared by the independent petroleum engineering firm of Williamson Petroleum Consultants, Inc. ("Williamson") and the Company's petroleum engineers as of June 30, 1996. The reserves evaluated by the Company's petroleum engineers constituted 0.6% of the Company's total proved reserves at such date. These estimates were based on average prices realized by the Company at June 30, 1996 which resulted in average prices over the life of the production of approximately $2.41 per Mcf and $20.90 per Bbl.

                                                                PROVED         PROVED
                                                               DEVELOPED     UNDEVELOPED     TOTAL
                                                               ---------     -----------     ------
                                                                         ($ IN MILLIONS)
Estimated proved reserves:
  Oil (MMBbl)................................................       3.7            8.6         12.3
  Gas (Bcf)..................................................     144.7          206.5        351.2
  Gas equivalent (Bcfe)......................................     166.6          258.2        424.8
Estimated future net revenue before income taxes.............   $ 340.8        $ 454.8       $795.6
Present value of estimated future net revenue before income
  taxes (discounted at 10% per annum)........................   $ 242.0        $ 305.0       $547.0

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. See "Risk Factors -- Uncertainty of Estimates of Oil and Gas Reserves" and "-- Price Fluctuations."

                       SUMMARY PRODUCTION AND SALES DATA

     The following table sets forth summary data with respect to the production and sales of oil and gas by the Company for the periods indicated.

                                                              YEAR ENDED JUNE 30,
                                              ----------------------------------------------------
                                               1992       1993       1994       1995        1996
                                              -------    -------    -------    -------    --------
Net production:
  Oil (MBbl).................................     374        276        537      1,139       1,413
  Gas (MMcf).................................   1,252      2,677      6,927     25,114      51,710
  Gas equivalent (MMcfe).....................   3,496      4,333     10,152     31,947      60,190
Oil and gas sales ($ in thousands):
  Oil........................................ $ 8,170    $ 5,576    $ 8,111    $19,784    $ 25,224
  Gas........................................   2,350      6,026     14,293     37,199      85,625
                                              -------    -------    -------    -------    --------
  Total oil and gas sales.................... $10,520    $11,602    $22,404    $56,983    $110,849
                                              =======    =======    =======    =======    ========
Average sales price:
  Oil ($ per Bbl)............................ $ 21.85    $ 20.20    $ 15.09    $ 17.36    $  17.85
  Gas ($ per Mcf)............................    1.88       2.25       2.06       1.48        1.66
  Gas equivalent ($ per Mcfe)................    3.01       2.68       2.21       1.78        1.84
Oil and gas costs ($ per Mcfe):
  Production expenses and taxes..............     .60        .67        .36        .13         .14
  General and administrative.................     .95        .84        .31        .11         .08
  Depreciation, depletion and amortization of
     oil and gas properties..................     .83        .97        .80        .80         .85
Gross productive wells at end of period......     110        148        229        363         474
Net productive wells at end of period........      31         39         58         91         182

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary consolidated financial data of the Company for each of the five fiscal years ended June 30, 1996. The data should be read in conjunction with the Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                     YEAR ENDED JUNE 30,
                                                                    -----------------------------------------------------
                                                                     1992       1993       1994        1995        1996
                                                                    -------    -------    -------    --------    --------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Oil and gas sales.............................................. $10,520    $11,602    $22,404    $ 56,983    $110,849
    Gas marketing sales............................................      --         --         --          --      28,428
    Oil and gas service operations.................................   7,656      5,526      6,439       8,836       6,314
    Interest and other.............................................     542        880        981       1,524       3,831
                                                                    -------    -------    -------     -------    --------
        Total revenues.............................................  18,718     18,008     29,824      67,343     149,422
                                                                    -------    -------    -------     -------    --------
  Costs and expenses:
    Production expenses and taxes..................................   2,103      2,890      3,647       4,256       8,303
    Gas marketing expenses.........................................      --         --         --          --      27,452
    Oil and gas service operations.................................   4,113      3,653      5,199       7,747       4,895
    Depreciation, depletion and amortization of oil and gas
      properties...................................................   2,910      4,184      8,141      25,410      50,899
    Depreciation and amortization of other assets..................     974        557      1,871       1,765       3,157
    General and administrative.....................................   3,314      4,906      3,135       3,578       4,828
    Interest expense...............................................   2,577      2,282      2,676       6,627      13,679
                                                                    -------    -------    -------     -------    --------
        Total costs and expenses...................................  15,991     18,472     24,669      49,383     113,213
                                                                    -------    -------    -------     -------    --------
  Income (loss) before income taxes................................   2,727       (464)     5,155      17,960      36,209
  Income tax expense (benefit).....................................   1,337        (99)     1,250       6,299      12,854
                                                                    -------    -------    -------     -------    --------
  Net income (loss)................................................ $ 1,390    $  (365)   $ 3,905    $ 11,661    $ 23,355
                                                                    =======    =======    =======     =======    ========
  Dividends on preferred stock..................................... $    --    $   385    $    --    $     --    $     --
  Net income (loss) per common share...............................     .10       (.04)       .16         .41         .79
  Weighted average common and common equivalent shares
    outstanding....................................................  13,955     16,776     24,183      28,303      29,461
OTHER COMPANY DATA:
  Operating cash flow(a)........................................... $ 6,611    $ 4,277    $15,167    $ 45,135    $ 90,265
  Capital expenditures.............................................  32,487     19,085     37,574     128,914     356,503
  EBITDA(b)........................................................   9,188      7,845     17,843      51,762     103,944

                                                                          JUNE 30,
                                                   ------------------------------------------------------    JUNE 30, 1996
                                                    1992       1993        1994        1995        1996      AS ADJUSTED(C)
                                                   -------    -------    --------    --------    --------    --------------
                                                                               ($ IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents....................... $   690    $ 4,851    $ 16,225    $ 55,535    $ 51,638       $178,156
  Oil and gas assets, net.........................  41,638     50,316      70,482     150,955     435,934        435,934
  Total assets....................................  61,095     78,707     125,690     276,693     572,335        695,912
  Long-term debt, including current maturities....  30,141     21,863      55,454     155,747     275,186        229,458
  Stockholders' equity............................     132     31,432      31,260      44,975     177,767        350,960

---------------

(a) Represents net income plus income tax expense and depreciation, depletion and amortization.

(b) EBITDA represents net income of the Company and its subsidiaries from continuing operations before interest, taxes, depreciation, depletion, amortization, certain other non-cash charges and, with respect to fiscal 1993, the provision for legal and other settlements. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from continuing operations or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity.

(c) Gives effect to the Offering and the application of the estimated net proceeds of $180.2 million therefrom, assuming the Underwriters' over-allotment option is not exercised. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information set forth elsewhere or incorporated by reference in this Prospectus, the following factors relating to the Company and the Offering should be considered when evaluating an investment in the Common Stock offered hereby.

CONCENTRATION IN LOUISIANA TREND

     In addition to the development of its existing proved reserves, the Company expects that its inventory of unproved drilling locations will be the primary source of new reserves, production and cash flow over the next few years. The Louisiana Trend, in particular, is a key element of the existing inventory. The Company had invested approximately $125 million through September 30, 1996 to acquire approximately 1,050,000 acres of leasehold in the Louisiana Trend which is largely undeveloped and unproven. Moreover, approximately 55% of the Company's fiscal year 1997 drilling budget is associated with drilling and acreage acquisition activity in the Louisiana Trend. There can be no assurance that the Louisiana Trend will yield substantial economic returns. Failure of the Louisiana Trend to yield significant quantities of economically attractive reserves and production could have a material adverse impact on the Company's future financial condition and results of operations and could result in a write-off of a significant portion of its investment in the Louisiana Trend. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

NEED TO REPLACE RESERVES

     As is customary in the oil and gas exploration and production industry, the Company's future success depends upon its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless the Company successfully replaces the reserves that it produces through successful development, exploration or acquisition, the Company's proved reserves will decline. Further, 40% of the Company's proved reserves at June 30, 1996 were located in the Austin Chalk trend, where wells are characterized by relatively rapid decline rates. Additionally, approximately 60% of the Company's total proved reserves at June 30, 1996 were undeveloped. Recovery of such reserves will require significant capital expenditures and successful drilling operations. There can be no assurance that the Company will continue to be successful in its effort to develop or replace its proved reserves.

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company has made and intends to make substantial capital expenditures in connection with the exploration and production of its oil and gas properties. Historically, the Company has funded its capital expenditures through a combination of internally generated funds, equity and long-term debt financing, and short-term financing arrangements. The Company anticipates that the net proceeds from the Offering, together with its cash flow from operations and the availability of credit under the Company's revolving credit facility with Union Bank (the "Revolving Credit Facility") will be sufficient to meet estimated capital expenditures for fiscal 1997 and for fiscal 1998, including increases in capital expenditures being presently evaluated. Future cash flows and the availability of credit are subject to a number of variables, such as the level of production from existing wells, prices of oil and gas and the Company's success in locating and producing new reserves. If revenue were to decrease as a result of lower oil and gas prices, decreased production or otherwise, and the Company had no availability under the Revolving Credit Facility, the Company could have a reduced ability to replace its reserves or to maintain production at current levels, potentially resulting in a decrease in production and revenue over time. If the Company's cash flow from operations and availability under its Revolving Credit Facility are not sufficient to satisfy its capital expenditure budget, there can be no assurance that additional debt or equity financing will be available to meet these requirements.

STOCK PRICE VOLATILITY

     The sales price for the Company's Common Stock on the NYSE has been subject to significant changes over short periods of time. See "Price Range of Common Stock and Dividend Policy." This volatility has resulted from, among other things, (i) the concentration of capital expenditures and potential returns tied to the Louisiana Trend, (ii) the price multiples at which the Company's Common Stock has historically traded, (iii) the relatively large number of short sales positions with respect to the Company Common Stock and (iv) rumors and speculation concerning the Company's drilling activity.

PATENT LITIGATION

     On October 15, 1996, Union Pacific Resources Company ("UPRC") filed suit against the Company in the United States District Court for the Northern District of Texas alleging (a) infringement of UPRC's claimed patent (the "UPRC Patent") for an invention involving a method of maintaining a bore hole in a stratigraphic zone during drilling, and (b) tortious interference with contracts between UPRC and a third party vendor regarding the confidentiality of proprietary information of UPRC. UPRC is seeking injunctive relief, damages of an unspecified amount, including actual, enhanced, consequential and punitive damages, interest, costs and attorney's fees. The Company believes that it has meritorious defenses to UPRC's allegations, including, without limitation, the Company's belief that the UPRC Patent is invalid. Although the Company will vigorously defend the lawsuit, no assurance can be given as to the outcome of the matter or the ultimate impact on the Company of any damages (which could be substantial) that may be awarded to UPRC because litigation is inherently uncertain. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Legal Proceedings."

EFFECTS OF LEVERAGE

     At June 30, 1996, on a pro forma basis, after giving effect to the Offering and the application of the net proceeds therefrom, the Company would have had approximately $230 million of indebtedness, including current maturities of long-term indebtedness, and stockholders' equity of $351 million. See "Capitalization." The Company may incur additional indebtedness under the Revolving Credit Facility.

     The instruments governing the indebtedness of the Company and its subsidiaries impose significant operating and financial restrictions on the Company. The terms of the indentures (the "Senior Notes Indentures") governing the Company's outstanding 12% Senior Notes, 10.5% Senior Notes and 9.125% Senior Notes (collectively, the "Senior Notes") and the Company's bank credit facilities affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, sell assets or engage in mergers or acquisitions. These restrictions could also limit the ability of the Company to effect future financing, make needed capital expenditures, withstand a future downturn in the Company's business or the economy in general, or otherwise conduct necessary corporate activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COMMODITY PRICE FLUCTUATIONS

     The Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for oil, gas and natural gas liquids, which are dependent upon numerous factors such as weather, economic, political and regulatory developments and competition from other sources of energy. The volatile nature of the energy markets makes it particularly difficult to estimate future prices of oil, gas and natural gas liquids. Prices of oil, gas and natural gas liquids are subject to wide fluctuations in response to relatively minor changes in circumstances, and there can be no assurance that future prolonged decreases in such prices will not occur. All of these factors are beyond the control of the Company. Any significant decline in oil and gas prices could have a material adverse effect on the Company's operations, financial condition and level of expenditures for the development of its oil and gas reserves, and may result in violations of certain covenants contained in the Company's credit agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

WRITEDOWNS OF CARRYING VALUES

     The Company periodically reviews the carrying value of its oil and gas properties under the full cost accounting rules of the Securities and Exchange Commission (the "Commission"). Under these rules, capitalized costs of oil and natural gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. Application of this "ceiling" test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a writedown for accounting purposes if the ceiling is exceeded, even if prices declined for only a short period of time, and even if prices increase in subsequent periods. The risk that the Company will be required to write down the carrying value of its oil and natural gas properties increases when oil and natural gas prices are depressed or decline substantially, or if a large amount of unevaluated leasehold were proven to be uneconomical to develop or were abandoned. If a writedown is required, it would result in a one-time charge to earnings, but would not impact cash flow from operating activities.

UNCERTAINTY OF ESTIMATES OF OIL AND GAS RESERVES

     There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves, including many factors beyond the control of the Company. The Company obtained an estimate of its proved oil and gas reserves and the estimated future net revenue therefrom based upon a report prepared as of June 30, 1996 by Williamson and the Company's petroleum engineers. The portion of the reserves evaluated solely by the Company's petroleum engineers as of June 30, 1996 constituted 0.6% of the Company's total proved reserves at that date. These estimates rely upon various assumptions, including assumptions required by the Commission as to constant oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result such estimates are inherently imprecise. Actual future production, revenue, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated by the Company. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus. In addition, the Company's reserves may be subject to downward or upward revision, based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond the Company's control.

DRILLING AND OPERATING RISKS

     Oil and gas drilling activities are subject to numerous risks, many of which are beyond the Company's control. The Company's operations may be curtailed, delayed or canceled as a result of title problems, weather conditions, compliance with governmental requirements, mechanical difficulties and shortages or delays in the delivery of equipment. In addition, the Company's properties may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. Industry operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations.

     The Company has been among the most active drillers of horizontal wells and expects to drill a significant number of deep horizontal wells in the future. The Company's horizontal drilling activities involve greater risk of mechanical problems than conventional vertical drilling operations. In some cases, the locations will require wells to be drilled to greater depths, which may involve more complex drilling than wells drilled to date. These wells may be significantly more expensive to drill than those drilled to date.

     In accordance with customary industry practice, the Company maintains insurance against some, but not all, of the risks described above. There can be no assurance that any insurance will be adequate to cover losses or liabilities. The Company cannot predict the continued availability of insurance, or its availability at premium levels that justify its purchase.

GOVERNMENTAL REGULATION

     Oil and gas operations are subject to various federal, state and local governmental regulations which may be changed from time to time in response to economic or political conditions. From time to time, regulatory agencies have imposed price controls and limitations on production in order to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. To date, expenditures related to complying with these laws and for remediation of existing environmental contamination have not been significant in relation to the results of operations of the Company. There can be no assurance that the trend of more expansive and stricter environmental legislation and regulations will not continue.

COMPETITION

     The Company operates in a highly competitive environment. The Company competes with major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as for the equipment and labor required to develop and operate such properties. Many of these competitors have financial and other resources substantially greater than those of the Company.

RELIANCE ON KEY PERSONNEL; CONFLICTS OF INTEREST

     The Company is dependent upon its Chief Executive Officer, Aubrey K. McClendon, and its Chief Operating Officer, Tom L. Ward. The unexpected loss of the services of either of these executive officers could have a detrimental effect on the Company. The Company maintains $20 million key man life insurance policies on the life of each of Messrs. McClendon and Ward.

     Messrs. McClendon and Ward, together with another executive officer of the Company, have rights to, and do, participate in wells drilled by the Company. Such participation may create interests which conflict with those of the Company.

CONTROL BY CERTAIN STOCKHOLDERS

     At October 25, 1996, Aubrey K. McClendon, Tom L. Ward, the Aubrey K. McClendon Children's Trust and the Tom L. Ward Children's Trust beneficially owned an aggregate of 11,479,159 shares (including outstanding vested options) representing approximately 38% (34% after giving effect to this Offering) of the outstanding Common Stock, and members of the Company's Board of Directors and senior management beneficially owned an aggregate of 13,278,449 shares (including outstanding vested options), which, together with the shares beneficially owned by Messrs. McClendon and Ward and their respective children's trusts, represented approximately 42% (37% after giving effect to this Offering) of the Company's outstanding Common Stock. As a result, Messrs. McClendon and Ward, together with other officers and directors of the Company, are in a position to effectively control the Company through their ability to significantly influence matters requiring the vote or consent of the Company's stockholders.

DIVIDEND RIGHTS AND RESTRICTIONS ON PAYMENT OF DIVIDENDS

     Holders of Common Stock will be entitled to receive dividends when, as and if declared by the Board of Directors of the Company out of funds legally available therefor. The Senior Notes Indentures and certain of the Company's other credit agreements restrict the payment of dividends to the holders of the Company's capital stock, including the Common Stock. As described under "Price Range of Common Stock and Dividend Policy," the Company's current policy is to retain its earnings to support its business. The determination of the amount of future cash dividends, if any, to be declared and paid is in the sole discretion of the Company's Board of Directors and will depend on the Company's financial condition, earnings and funds from operations, the level of its capital and exploration expenditures, dividend restrictions in its financing agreements, its future business prospects and other matters as the Company's Board of Directors deems relevant. The amount permitted under the Company's credit agreements and the Senior Notes Indentures to be used to pay dividends will vary over time depending on, among other things, the Company's earnings and any future issuances of capital stock.

FORWARD LOOKING STATEMENTS

     All statements other than statements of historical fact contained in this Prospectus, including statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements. When used herein, the words "budget," "budgeted," "anticipate," "expects," "believes," "seeks," "goals," "intends" or "projects" and similar expressions are intended to identify forward-looking statements. It is important to note that Chesapeake's actual results could differ materially from those projected by such forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward-looking statements include the aforementioned risks described under "Risk Factors," including, but not limited to, the following: production variances from expectations, volatility of oil and gas prices, the need to develop and replace its reserves, the substantial capital expenditures required to fund its operations, environmental risks, drilling and operating risks, risks related to exploration and development drilling, uncertainties about estimates of reserves, competition, government regulation, and the ability of the Company to implement its business strategy. All forward-looking statements in this Prospectus are expressly qualified in their entirety by the cautionary statements in this paragraph.

                                  THE COMPANY

     Chesapeake Energy Corporation is an independent energy company which utilizes advanced drilling and completion technologies to explore for and produce oil and natural gas. The Company's executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118 and its telephone number is
(405) 848-8000.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be $180.2 million ($207.3 million if the over-allotment option is exercised). The Company intends to use the net proceeds from the Offering to reduce debt, to fund increased exploratory and development capital expenditures and for general corporate purposes. The Company intends to use approximately $53 million of the net proceeds to offer to purchase or otherwise satisfy the Company's obligations in respect of $47.5 million principal amount of the Company's outstanding 12% Senior Notes, and such additional amounts as may be required to fully repay the outstanding balance of its Revolving Credit Facility ($10 million principal amount at September 30, 1996). This Offering is not contingent upon the Company's purchase of any amount of 12% Senior Notes. The balance of the net proceeds will be used to fund an increase in the Company's exploration and development capital expenditures and for general corporate purposes. Pending such application of the net proceeds of the Offering, such net proceeds will be invested in short-term, interest-bearing instruments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Since April 28, 1995 the Company's Common Stock has traded on the NYSE under the symbol "CHK." The table below sets forth the high and low sales prices for the Company's Common Stock on the NYSE (as reported on the composite tape) since April 28, 1995 and, during the prior periods indicated, on the Nasdaq National Market (as reported by Nasdaq). The prices reflected below have been adjusted to reflect the stock splits effected in December 1994, December 1995 and June 1996. The last reported sale price of the Common Stock on the NYSE on October 31, 1996 was $58.25 per share.

                                                                                PRICE RANGE
                                                                              OF COMMON STOCK
                                                                             -----------------
                                                                              HIGH       LOW
                                                                             ------     ------
Fiscal Year Ended June 30, 1995:
  1st Quarter..............................................................  $ 4.89     $ 1.72
  2nd Quarter..............................................................    7.67       4.28
  3rd Quarter..............................................................    9.67       4.44
  4th Quarter..............................................................   13.39       9.33
Fiscal Year Ended June 30, 1996:
  1st Quarter..............................................................  $14.56     $ 9.06
  2nd Quarter..............................................................   22.17      12.39
  3rd Quarter..............................................................   33.00      21.33
  4th Quarter..............................................................   60.75      31.00
Fiscal Year Ending June 30, 1997:
  1st Quarter..............................................................  $70.25     $41.50
  2nd Quarter (through October 31, 1996)...................................   65.50      53.25

     The Company has not paid cash dividends on its Common Stock. The Company's policy is to retain its earnings to support the growth of the Company's business. In addition, the Senior Notes Indentures and other agreements with the Company's lenders contain certain restrictions on the Company's ability to declare and pay dividends. The payment of future cash dividends, if any, will be reviewed periodically by the Board of Directors and will depend upon, among other things, the Company's financial condition, funds from operations, the level of its capital and development expenditures, its future business prospects and any restrictions imposed by the Company's present or future credit facilities.

                                 CAPITALIZATION

     The following table sets forth the total consolidated capitalization of the Company and its subsidiaries at June 30, 1996 and as adjusted to give effect to the Offering and the application of net proceeds therefrom, assuming the purchase or satisfaction of all outstanding 12% Senior Notes. This table should be read in conjunction with the Company's Consolidated Financial Statements, the related notes thereto and the other financial information included elsewhere in this Prospectus.

                                                                            JUNE 30, 1996
                                                                     ---------------------------
                                                                      ACTUAL      AS ADJUSTED(A)
                                                                     --------     --------------
                                                                          ($ IN THOUSANDS)
Cash and cash equivalents..........................................  $ 51,638        $178,156
                                                                     ========        ========
Current maturities of long-term debt(b)............................  $  6,755        $  6,755
                                                                     --------        --------
Long-term debt, less current maturities:
  9.125% Senior Notes..............................................  $120,000        $120,000
  Discount on 9.125% Senior Notes(c)...............................       (81)            (81)
  10.5% Senior Notes...............................................    90,000          90,000
  12% Senior Notes.................................................    47,500              --
  Discount on 12% Senior Notes(c)..................................    (1,772)             --
  Revolving Credit Facility(d).....................................        --              --
  Term Credit Facility(e)..........................................    10,020          10,020
  Other............................................................     2,764           2,764
                                                                     --------        --------
          Total long-term debt.....................................   268,431         222,703
                                                                     --------        --------
Stockholders' equity:
  Common stock.....................................................     3,008           3,333
  Paid-in capital..................................................   136,782         316,650
  Accumulated earnings.............................................    37,977          30,977
                                                                     --------        --------
          Total stockholders' equity...............................   177,767         350,960
                                                                     --------        --------
Total capitalization...............................................  $452,953        $580,418
                                                                     ========        ========

---------------

(a) Gives effect to (i) the Offering and the application of the estimated net proceeds of $180.2 million therefrom, assuming the Underwriters' over-allotment option is not exercised, and (ii) the extraordinary charge to the Company of approximately $7 million, net of tax, upon retirement of the 12% Senior Notes and payment of the outstanding balance of the Revolving Credit Facility. See "Use of Proceeds."

(b)  Includes $2.9 million in current maturities under the Term Credit Facility.

(c) Represents the unamortized portion of original issue discount related to the issuance of the related Senior Notes.

(d) The Revolving Credit Facility provides for total borrowings of up to $125 million, subject to borrowing base limitations and Senior Notes Indentures limitations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(e) The Term Credit Facility is the obligation of a subsidiary of the Company and is non-recourse to the Company and its other subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company for each of the five fiscal years ended June 30, 1996. The selected consolidated financial data for the five fiscal years in the period ended June 30, 1996 are derived from the Company's audited Consolidated Financial Statements. The data set forth in this table should be read in conjunction with the Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                            YEAR ENDED JUNE 30,
                                          --------------------------------------------------------
                                           1992       1993        1994        1995          1996
                                          -------    -------    --------    --------      --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues:
     Oil and gas sales..................  $10,520    $11,602    $ 22,404    $ 56,983      $110,849
     Gas marketing sales................       --         --          --          --        28,428
     Oil and gas service operations.....    7,656      5,526       6,439       8,836         6,314
     Interest and other.................      542        880         981       1,524         3,831
                                          -------    -------     -------     -------      --------
          Total revenues................   18,718     18,008      29,824      67,343       149,422
                                          -------    -------     -------     -------      --------
  Costs and expenses:
     Production expenses and taxes......    2,103      2,890       3,647       4,256         8,303
     Gas marketing expenses.............       --         --          --          --        27,452
     Oil and gas service operations.....    4,113      3,653       5,199       7,747         4,895
     Depreciation, depletion and
       amortization of oil and gas
       properties.......................    2,910      4,184       8,141      25,410        50,899
     Depreciation and amortization of
       other assets.....................      974        557       1,871       1,765         3,157
     General and administrative.........    3,314      4,906       3,135       3,578         4,828
     Interest expense...................    2,577      2,282       2,676       6,627        13,679
                                          -------    -------     -------     -------      --------
          Total costs and expenses......   15,991     18,472      24,669      49,383       113,213
                                          -------    -------     -------     -------      --------
  Income (loss) before income taxes.....    2,727       (464)      5,155      17,960        36,209
  Income tax expense (benefit)..........    1,337        (99)      1,250       6,299        12,854
                                          -------    -------     -------     -------      --------
  Net income (loss).....................  $ 1,390    $  (365)   $  3,905    $ 11,661      $ 23,355
                                          =======    =======     =======     =======      ========
  Dividends on preferred stock..........  $    --    $   385    $     --    $     --      $     --
  Net income (loss) per common share....      .10       (.04)        .16         .41           .79
  Weighted average common and common
     equivalent shares outstanding......   13,955     16,776      24,183      28,303        29,461
OTHER DATA:
  Operating cash flow(a)................  $ 6,611    $ 4,277    $ 15,167    $ 45,135      $ 90,265
  Capital expenditures..................   32,487     19,085      37,574     128,914       356,503
  EBITDA(b).............................    9,188      7,845      17,843      51,762       103,944

                                                         JUNE 30,
                                    --------------------------------------------------   JUNE 30, 1996
                                     1992      1993       1994       1995       1996     AS ADJUSTED(C)
                                    -------   -------   --------   --------   --------   --------------
                                                     ($ IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents........ $   690   $ 4,851   $ 16,225   $ 55,535   $ 51,638      $178,156
  Oil and gas assets, net..........  41,638    50,316     70,482    150,955    435,934       435,934
  Total assets.....................  61,095    78,707    125,690    276,693    572,335       695,912
  Long-term debt, including current
     maturities....................  30,141    21,863     55,454    155,747    275,186       229,458
  Stockholders' equity.............     132    31,432     31,260     44,975    177,767       350,960

---------------
(a) Represents net income plus income tax expense and depreciation, depletion and amortization.
(b) EBITDA represents net income of the Company and its subsidiaries from continuing operations before interest, taxes, depreciation, depletion, amortization, certain other non-cash charges and, with respect to fiscal 1993, the provision for legal and other settlements. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from continuing operations or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity.
(c) Gives effect to the Offering and the application of the estimated net proceeds of $180.2 million therefrom, assuming the Underwriters' over-allotment option is not exercised, and the extraordinary charge to the Company of approximately $7 million, net of tax, upon retirement of the 12% Senior Notes and payment of the outstanding balance of the Revolving Credit Facility. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Chesapeake's revenue, net income, operating cash flow, and production reached record levels in 1996. Increased cash flow from operations, in combination with the issuance of $120 million of 9.125% Senior Notes and the sale of approximately three million shares of Common Stock in April 1996, allowed the Company to fund its net capital expenditures of $344 million.

     During fiscal 1996, the Company participated in 148 gross wells (69.0 net), of which 111 were operated by the Company. The Company's proved reserves increased by 183 Bcfe to 425 Bcfe as a result of this drilling and the purchase of proved reserves from Amerada Hess Corporation compared to 60.2 Bcfe of production, resulting in reserve replacement in excess of 300% compared to production.

     The Company's business strategy has continued to emphasize the acquisition of large prospective leasehold positions to provide a multi-year inventory of drilling locations. By June 1996, the Company had increased its acreage position to approximately 200,000 gross acres of developed leasehold and approximately two million gross acres of undeveloped leasehold. During 1996, the Company continued the expansion of its exploration focus in the Louisiana Trend and began a significant acreage acquisition program in the Williston Basin. The Company also conducted or participated in 3-D seismic programs in the Lovington area, the Giddings Field, the Knox Field and in the Williston and Arkoma Basin areas to evaluate the Company's acreage inventory.

     The following table sets forth certain operating data of the Company for the periods presented:

                                                                      YEAR ENDED JUNE 30,
                                                                 ------------------------------
                                                                  1994       1995        1996
                                                                 -------    -------    --------
Net production data:
  Oil (MBbl)...................................................      537      1,139       1,413
  Gas (MMcf)...................................................    6,927     25,114      51,710
  Gas equivalent (MMcfe).......................................   10,152     31,947      60,190
Oil and gas sales ($ in 000's):
  Oil..........................................................  $ 8,111    $19,784    $ 25,224
  Gas..........................................................   14,293     37,199      85,625
                                                                 --------   -------    --------
     Total oil and gas sales...................................  $22,404    $56,983    $110,849
                                                                 ========   =======    ========
Average sales price:
  Oil ($ per Bbl)..............................................  $ 15.09    $ 17.36    $  17.85
  Gas ($ per Mcf)..............................................  $  2.06    $  1.48    $   1.66
  Gas equivalent ($ per Mcfe)..................................  $  2.21    $  1.78    $   1.84
Oil and gas costs ($ per Mcfe):
  Production expenses and taxes................................  $   .36    $   .13    $    .14
  General and administrative...................................  $   .31    $   .11    $    .08
  Depreciation, depletion and amortization.....................  $   .80    $   .80    $    .85
Net wells drilled:
  Horizontal wells.............................................     11.1       28.5        42.0
  Vertical wells...............................................      7.9       23.0        27.0
Net wells at end of period.....................................     57.9       91.2       186.2

RESULTS OF OPERATIONS

  YEAR ENDED JUNE 30, 1996 VS. JUNE 30, 1995 AND JUNE 30, 1994

     General. For the fiscal year ended June 30, 1996, the Company realized net income of $23.4 million, or $0.80 per common share, on total revenues of $149.4 million. This compares to net income of $11.7 million, or

$0.42 per common share, on total revenues of $67.3 million in fiscal 1995, and net income of $3.9 million, or $0.16 per common share, on total revenues of $29.8 million in fiscal 1994. The significantly higher earnings in 1996 as compared to 1995 and 1994 were largely the result of higher production and prices per Mcfe, partially offset by higher oil and gas depreciation, depletion and amortization and higher interest costs.

     Oil and Gas Sales. During fiscal 1996, oil and gas sales increased 94% to $110.8 million versus $57.0 million for fiscal 1995 and 395% from the fiscal 1994 amount of $22.4 million. The increase in oil and gas sales resulted primarily from strong growth in production volumes. For fiscal 1996, the Company produced 60.2 Bcfe at a weighted average price of $1.84 per Mcfe, compared to
31.9 Bcfe produced in fiscal 1995 at a weighted average price of $1.78 per Mcfe, and 10.2 Bcfe produced in fiscal 1994 at a weighted average price of $2.21 per Mcfe. This represents production growth of 89% for fiscal 1996 compared to 1995 and 490% compared to 1994.

     These increases in production volumes reflect the Company's successful exploration and development program. The following table shows the Company's production by major field area for fiscal 1995 and fiscal 1996:

                                                                 YEAR ENDED JUNE 30,
                                                  -------------------------------------------------
                                                           1995                       1996
                                                  ----------------------     ----------------------
                                                  PRODUCTION                 PRODUCTION
                   OPERATING AREA                  (MMCFE)       PERCENT      (MMCFE)       PERCENT
    --------------------------------------------- ----------     -------     ----------     -------
    Giddings
      Navasota River.............................   16,881          53%        28,360          47%
      Independence...............................    3,784          12         11,601          19
      Other Giddings.............................    5,976          19          7,205          12
    Southern Oklahoma
      Knox.......................................    1,255           4          3,901           6
      Golden Trend...............................    1,880           6          2,758           5
      Sholem Alechem.............................      749           2          2,010           3
    All other fields.............................    1,422           4          4,355           8
                                                    ------         ---         ------         ---
              Total production...................   31,947         100%        60,190         100%
                                                    ======         ===         ======         ===

     The Company's gas production represented approximately 86% of the Company's total production volume on an equivalent basis in fiscal 1996. This is compared to 79% in fiscal 1995 and 68% in 1994. This is a result of the Company's drilling in deeper, more gas-prone areas of the Giddings and Knox Fields.

     For fiscal 1996, the Company realized an average price per barrel of oil of $17.85, compared to $17.36 in fiscal 1995 and $15.09 in fiscal 1994. The Company markets its oil on monthly average equivalent spot price contracts and typically receives a premium to the price posted for West Texas intermediate crude oil. In fiscal 1996, the Company realized $0.9 million less in oil revenues than it would have received from unhedged market prices.

     Gas price realizations increased from fiscal 1995 to 1996 by approximately 12%, despite lower gas revenue realized by the Company during the fourth fiscal quarter of 1996 as a result of the hedging activity. As a result of hedging, the Company had gas revenues during that period that were approximately $5.1 million less than unhedged market prices. Although gas prices generally increased during 1996, the weighted average realization per Mcf in 1996 was still 19% less than 1994. The lower prices realized in 1995 were the result of lower natural gas prices, and the fact that an increased portion of the Company's gas production was from areas that contain leaner gas that is either not processed for liquids or contains less energy value (Btu's) per Mcf. The Company anticipates gas production in Louisiana will receive premium prices at least equivalent to Henry Hub indexes due to the high Btu content and favorable market location of the production.

     Gas Marketing Sales. In December 1995, the Company entered into the gas marketing business by acquiring all of the outstanding stock of an Oklahoma City-based natural gas marketing company for total consideration of $725,000. This subsidiary provides natural gas marketing services including commodity price structuring, contract administration and nomination services for the Company, its partners and other natural gas producers in the geographical areas in which the Company is active.

     As a result of this purchase, the Company realized $28.4 million in gas marketing sales for third parties in fiscal 1996, with corresponding costs of gas marketing sales of $27.5 million, resulting in a gross margin of $0.9 million. There were no gas marketing activities in 1995 or 1994.

     Oil and Gas Service Operations. Revenues from oil and gas service operations were $6.3 million in fiscal 1996, down 28% from $8.8 million in fiscal 1995, and down 2% from $6.4 million in fiscal 1994. The related costs and expenses of these operations were $4.9 million, $7.7 million and $5.2 million for the three years ended June 30, 1996, 1995 and 1994, respectively. The gross profit margin of 22% in fiscal 1996 was up from the 12% margin in fiscal 1995, and up slightly from the 19% gross margin in fiscal 1994. The gross profit margin derived from these operations is a function of drilling activities in the period, costs of materials and supplies and the mix of operations between lower margin trucking operations versus higher margin labor oriented service operations.

     In June 1996, Peak USA Energy Services, Ltd., a limited partnership ("Peak"), was formed by Peak Oilfield Services Company (a joint venture between Cook Inlet Region, Inc. and Nabors Industries, Inc.) and Chesapeake for the purpose of purchasing the Company's oilfield service assets and providing rig moving, transportation and related site construction services to the Company and the industry. The Company sold its service company assets to Peak for $6.4 million, and simultaneously invested $2.5 million in exchange for a 33.3% partnership interest in Peak. This transaction resulted in recognition of a $1.8 million pre-tax gain during the fourth fiscal quarter of 1996 reported in Interest and Other Revenues. A deferred gain from the sale of service company assets of $0.9 million was recorded as a reduction in the Company's investment in Peak and will be amortized to income over the estimated useful lives of the Peak assets. The Company's investment in Peak will be accounted for using the equity method.

     Interest and Other. Interest and Other Revenues for fiscal 1996 was $3.8 million which compares to $1.5 million in 1995 and $1 million in 1994. During fiscal 1996, the Company realized $3.7 million of interest and other income, and a $1.8 million gain related to the sale of certain service company assets, offset by a $1.7 million loss due to natural gas basis changes in April 1996 as a result of the Company's hedging activities. During 1995 and 1994, the Company did not incur any such gains on sale of assets or basis losses.

     Production Expenses and Taxes. Production expenses and taxes, which include lifting costs and production and excise taxes, increased to $8.3 million in fiscal 1996, as compared to $4.3 million in fiscal 1995, and $3.6 million in fiscal 1994. These increases on a year-to-year basis were primarily the result of increased production. On a Mcfe production unit basis, production expenses and taxes increased to $0.14 per Mcfe as compared to $0.13 per Mcfe in fiscal 1995 and $0.36 per Mcfe in 1994. Severance tax exemptions for production were available in fiscal 1996 and 1995, and certain of the exemptions in the Giddings Field are applicable for production through 2001 for wells spud prior to September 1, 1996 and, on a more limited basis, for qualifying wells spud thereafter. The Company expects that operating costs in fiscal 1997 will increase because of the Company's expansion of drilling efforts into the Louisiana Trend and the Williston Basin, both of which are oil prone areas with significant associated water production which results in higher operating costs than gas prone areas, and because limited severance tax exemptions will be applicable in these areas as compared to existing exemptions in the Giddings Field.

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization ("DD&A") of oil and gas properties for fiscal 1996 was $50.9 million, $25.5 million higher than fiscal 1995's expense of $25.4 million, and $42.8 million higher than fiscal 1994's expense of $8.1 million. The average DD&A rate per Mcfe, which is a function of capitalized costs, future development costs, and the related underlying reserves in the periods presented, increased to $0.85 in fiscal 1996 compared to $0.80 in fiscal 1995 and 1994. The Company's DD&A rate in the future will be a function of the results of future acquisition, exploration, development and production results. The Company's DD&A rate will increase in 1997 based on projected higher finding costs for the Louisiana Trend.

     Depreciation and Amortization of Other Assets. Depreciation and amortization ("D&A") of other assets increased to $3.2 million in fiscal 1996, compared to $1.8 million in fiscal 1995, and $1.9 million in 1994. This increase in fiscal 1996 was caused by an increase in D&A as a result of increased investments in depreciable buildings and equipment, and increased amortization of debt issuance costs as a result of the issuance of Senior Notes in May 1995 and in April 1996. The Company anticipates an increase in D&A in fiscal 1997 as a result of a full year of debt issuance cost amortization on the 9.125% Senior Notes issued in April 1996 and higher building depreciation expense on the Company's corporate offices, offset by a reduction in depreciation expense associated with the sale of the service company assets.

     General and Administrative. General and administrative ("G&A") expenses, which are net of capitalized internal payroll and non-payroll expenses (see Note 11 of Notes to Consolidated Financial Statements), were $4.8 million in fiscal 1996, up 33% from $3.6 million in fiscal 1995, and up from $3.1 million in fiscal 1994. The increases in fiscal 1996 compared to 1995 and 1994 result primarily from increased personnel expenses required by the Company's growth. The Company capitalized $1.7 million of internal costs in fiscal 1996 directly related to the Company's oil and gas exploration and development efforts, as compared to $0.6 million in 1995 and $1.0 million in 1994. The Company anticipates that G&A costs for fiscal 1997 will increase by approximately 25% as a result of the Company's continued growth and increased budgets for exploration and development activities, increasing operations activities, and attendant personnel and overhead requirements.

     Interest and Other. Interest and other expense increased to $13.7 million in fiscal 1996 as compared to $6.6 million in 1995 and $2.7 million in fiscal 1994. Interest expense in the fourth quarter of fiscal 1996 was approximately $4 million, reflecting the issuance of $120 million of 9.125% Senior Notes in April 1996. In addition to the interest expense reported, the Company capitalized $6.4 million of interest during fiscal 1996, as compared to $1.6 million capitalized in 1995 and $0.4 million in 1994. Interest expense will increase significantly in fiscal 1997 as compared to 1996 as a result of the 9.125% Senior Notes issued in April 1996.

     Income Tax Expense. The Company recorded income tax expense of $12.9 million in fiscal 1996, as compared to $6.3 million in fiscal 1995, and $1.3 million in 1994. All of the income tax expense in 1996 was deferred due to a current year tax net operating loss resulting from the Company's active drilling program. A substantial portion of the Company's drilling costs are currently deductible for income tax purposes. The effective tax rate was approximately 35.5% in fiscal 1996 compared to a tax rate of 35% in 1995 and 24% in 1994. The Company anticipates an effective tax rate of approximately 36.5% for fiscal 1997 as a result of Louisiana state taxes and higher activity levels in Louisiana. Based upon the anticipated level of drilling activities in fiscal 1997, the Company anticipates that substantially all of its fiscal 1997 income tax expense will be deferred.

     Hedging. Periodically the Company utilizes hedging strategies to hedge the price of a portion of its future oil and gas production. These strategies include swap arrangements that establish an index-related price above which the Company pays the hedging partner and below which the Company is paid by the hedging partner, the purchase of index-related puts that provide for a "floor" price to the Company to be paid by the counter-party to the extent the price of the commodity is below the contracted floor, and basis protection swaps. Results from hedging transactions are reflected in oil and gas sales to the extent related to the Company's oil and gas production.

     As of June 30, 1996, the Company had NYMEX-based crude oil swap agreements for 1,000 Bbl per day for July 1, 1996 through August 31, 1996 at an average price of $17.85 per Bbl. The counter-party has the option exercisable monthly for an additional 1,000 Bbl per day for the period July 1, 1996 through December 31, 1996 to cause a swap if the price exceeds an average $17.74 per Bbl. The actual settlements for July, August and September resulted in a net $0.7 million payment to the counter-parties. The Company estimates, based on NYMEX prices as of October 24, 1996, that the effect of the October through December hedges would be a net $0.7 million payment to the counter-parties.

     The Company has purchased Houston Ship Channel put options which guarantee the Company an average floor price of $2.21/MMBtu for 20,000 MMBtu per day for the period of November 1, 1996 through February 28, 1997. The average cost of these puts was $0.14 per MMBtu.

     As of June 30, 1996, the Company had NYMEX-based natural gas swaps and NYMEX/Houston Ship Channel basis swaps for the months of July through October 1996. These transactions resulted in payments to the Company's counter-parties of approximately $3.7 million for the months of July, August and September, 1996 and $0.2 million for the month of October 1996.

     The Company has only limited involvement with derivative financial instruments, as defined in SFAS No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments" and does not use them for trading purposes. The Company's objective is to hedge a portion of its exposure to price volatility from producing crude oil and natural gas. These arrangements may expose the Company to credit risk to its counter-parties and to basis risk.

LIQUIDITY AND CAPITAL RESOURCES

  FINANCING ACTIVITIES

     In April 1996 the Company completed a public offering of 2,994,750 shares of Common Stock at a price of $35.33 per share resulting in net proceeds to the Company of approximately $99.4 million. In April 1996 the Company also concluded the sale of $120 million of 9.125% Senior Notes at 99.931% of par, which offering resulted in net proceeds to the Company of approximately $116 million, and applied approximately $44 million of the proceeds to pay the balance outstanding under the Revolving Credit Facility. Prior to April 15, 1999 the Company may retire up to $42 million of the 9.125% Senior Notes at 109.125% of par from the proceeds of an equity offering. The 9.125% Senior Notes are redeemable at the option of the Company at any time at the redemption or make-whole prices set forth in the Indenture.

     In fiscal 1995, cash flows from financing activities were $97.3 million, including $90 million from the sale of 10.5% Senior Notes. The 10.5% Senior Notes are redeemable after June 1, 1999 and prior to June 1, 1998, the Company may retire up to $30 million of the 10.5% Senior Notes with the proceeds of an equity offering at 110% of par.

     In fiscal 1994, the Company received $48.8 million from the issuance of $47.5 million of 12% Senior Notes and warrants to purchase an aggregate of 2,190,937 shares of Common Stock. The Company must redeem $11.9 million of 12% Senior Notes on each March 1, 1998, 1999 and 2000, and may redeem all 12% Senior Notes after March 1, 1998. Immediately following this Offering, the Company intends to purchase or otherwise satisfy its obligations in respect of all outstanding 12% Senior Notes. See "Use of Proceeds."

     All of the Company's subsidiaries except Chesapeake Gas Development Corporation ("GCDC") and Chesapeake Energy Marketing Inc. ("CEMI") have fully and unconditionally guaranteed on a joint and several basis all Senior Notes, and the securities of the guaranteeing subsidiaries have been pledged to secure the 12% Senior Notes. See Note 2 of Notes to the Company's Consolidated Financial Statements. The Senior Notes Indentures limit the Company and the guaranteeing subsidiaries with respect to asset sales, restricted payments, the incurrence of additional debt, the issuance of preferred stock, liens, sale and leaseback transactions, lines of business, dividend and certain other payments, mergers or consolidations, and transactions with affiliates. The Company must repurchase the Senior Notes upon a change of control, the sale of certain assets or failure to maintain a specified ratio of assets to debt.

  FINANCIAL FLEXIBILITY AND LIQUIDITY

     The Company had working capital of $0.3 million at June 30, 1996. The Company had unused Revolving Credit Facility commitments of $75 million, of which $10 million was outstanding as of September 30, 1996. The total facility size has been set at $125 million subject to certain borrowing base and Senior Notes Indentures limitations. This facility provides for interest at the Union Bank reference rate (8.25% at

September 30, 1996), or at the option of the Company the Eurodollar rate plus 1.375% to 1.875%, depending on the ratio of the amount outstanding to the borrowing base. Although the Senior Notes Indentures contain various restrictions on additional indebtedness, based on asset values as of June 30, 1996 the Company estimates it could borrow up to $106 million within these restrictions.

     The Company also maintains a limited resource bank facility with an amount outstanding of $12.9 million as of June 30, 1996 secured by producing oil and gas properties owned by the Company's wholly-owned subsidiary CGDC. This facility provides for interest at the Union Bank reference rate (8.25% at September 30, 1996) or, at the option of the Company, the Eurodollar rate plus 1.875%. The facility has not been guaranteed by the Company or any of its other subsidiaries and is recourse only to the assets of CGDC. CGDC used proceeds borrowed under this facility to acquire producing oil and gas properties from Chesapeake Exploration Limited Partnership ("CEX"), another subsidiary of the Company. The terms of the facility prohibit the payment of dividends by CGDC.

     Debt ratings for the Senior Notes are Ba3 by Moody's Investors Service and B+ by Standard & Poors Corporation. Both Moody's and S&P upgraded their ratings during the year. The Company's long-term debt represented 60% of total capital at June 30, 1996. At June 30, 1996, on a pro forma basis after giving effect to the completion of this Offering and the application of the net proceeds therefrom, the Company's debt to total capital ratio would have been approximately 40%. Over time, the Company seeks to achieve an investment grade senior debt rating.

  OPERATING CASH FLOWS

     Cash provided by operating activities was $121 million in fiscal 1996, as compared to $54.7 million in 1995, and $19.4 million in 1994. Operating cash flows for 1996 included enhanced earnings primarily as a result of increased oil and gas production. Other major factors affecting cash flows for 1996, 1995 and 1994 were increases in non-cash charges and cash flows provided by changes in the components of assets and liabilities. A portion of the proceeds of the Offering and cash provided by operating activities are expected to be the primary sources for meeting forecasted cash requirements in 1997.

  INVESTING CASH FLOWS

     Significantly higher cash was used in fiscal 1996 for development, exploration and acquisition of oil and gas properties as compared to fiscal 1995 and 1994. Approximately $336 million was expended by the Company in 1996 (net of proceeds from sale of leasehold and equipment, and from providing certain oilfield services), as compared to $106 million in 1995, an increase of $230 million, or approximately 216%. In fiscal 1994 the Company expended $27 million (net of proceeds from sales of leasehold, equipment and other) for development and exploration activities. Net cash proceeds received by the Company for sales of oil and gas equipment, leasehold and other services decreased to approximately $11 million in fiscal 1996 as compared to $15 million in 1995. In fiscal 1996, other property and equipment additions were $8.8 million, primarily as a result of the purchase of additional office buildings in its headquarters complex in Oklahoma City.

     The Company's capital spending is largely discretionary. The Company has established a fiscal 1997 capital expenditure budget of approximately $300 million, of which $80 million is budgeted to fund drilling and completion requirements for the development of a portion of its proved undeveloped reserves during fiscal 1997. The Company expects to spend approximately $155 million for the development of its unproved reserves, $10 million for seismic programs and $55 million for acreage acquisition and other corporate purposes. Based on recent drilling results, the Company is evaluating an expansion of its capital budget for fiscal 1997 and fiscal 1998. Management believes that the Company's internally generated cash flow, the proceeds from the Offering and its Revolving Credit Facility should be sufficient to fund its operating activities, budgeted capital expenditures and its debt service obligations in fiscal 1997 and 1998. The discretionary nature of nearly all of the Company's capital spending permits the Company to make adjustments to its budget based upon factors such as oil and gas pricing, exploration and development drilling results, and the continued availability of internally generated or external capital resources.

LEGAL PROCEEDINGS

     On October 15, 1996, Union Pacific Resources Company ("UPRC") filed suit against the Company in the United States District Court for the Northern District of Texas alleging (a) infringement of UPRC's claimed patent (the "UPRC Patent") for an invention involving a method of maintaining a bore hole in a stratigraphic zone during drilling, and (b) tortious interference with contracts between UPRC and a third party vendor (the "Vendor") regarding the confidentiality of proprietary information of UPRC. UPRC is seeking injunctive relief, damages of an unspecified amount, including actual, enhanced, consequential and punitive damages, interest, costs and attorney's fees. The Company believes that it has meritorious defenses to UPRC's allegations, including, without limitation, the Company's belief that the UPRC Patent is invalid. The Company will vigorously defend the lawsuit. No assurance can be given as to the outcome of the matter or the ultimate impact on the Company of any damages (which could be substantial) that may be awarded to UPRC because litigation is inherently uncertain.

     Since February 1994, the Vendor has assisted the Company in the analysis of horizontal drilling data. In May 1994, the UPRC Patent was issued to UPRC by the U.S. Patent Office and, in August 1995, UPRC advised the Company that the Vendor's services infringed the UPRC Patent. Promptly following receipt of such notification, the Company retained patent counsel who, in December 1995, provided the Company with a legal opinion that the UPRC Patent was invalid.

     In September 1995, litigation to which the Company was not a party commenced between UPRC and the Vendor. On October 11, 1996, the litigation was settled with an agreed judgment reciting the validity of the UPRC Patent and finding that the services provided by the Vendor violated the UPRC Patent. The agreed judgment enjoined the Vendor from further infringement of the UPRC Patent and use of UPRC's trade secrets.

     By letter dated October 16, 1996, the Vendor advised the Company that the Vendor expected to offer alternative services in the near future which, according to the Vendor, will not violate the Vendor's settlement agreement with UPRC and will not infringe the UPRC Patent. The Vendor also advised the Company that UPRC had agreed to permit the Vendor to complete work in progress which, under the agreed judgment, had been found to infringe the UPRC Patent. The Company believes that alternative services offered by the Vendor and other third party vendors will allow the Company to continue its horizontal drilling program without material interruption.

                                   MANAGEMENT

DIRECTORS AND SENIOR OFFICERS

     The following table sets forth names, ages and titles of the directors and senior officers of the Company.

                     NAME                   AGE                    POSITION
    Aubrey K. McClendon(a)(b).............  37      Chairman of the Board, Chief Executive
                                                    Officer and Director

    Tom L. Ward(a)(b).....................  37      President, Chief Operating Officer and
                                                    Director

    Marcus C. Rowland.....................  44      Vice President - Finance and Chief
                                                    Financial Officer

    Steven C. Dixon.......................  38      Senior Vice President - Operations

    J. Mark Lester........................  43      Senior Vice President - Exploration

    Henry J. Hood.........................  36      Vice President - Land and Legal

    Ronald A. Lefaive.....................  48      Controller and Chief Accounting
                                                    Officer

    Martha A. Burger......................  43      Treasurer and Human Resources Manager

    Thomas S. Price, Jr.(d)...............  44      Vice President - Corporate Development

    Tony S. Say(d)........................  40      Vice President - Marketing

    E. F. Heizer, Jr.(b)..................  67      Director

    Breene M. Kerr(a)(c)..................  67      Director

    Shannon T. Self(a)(c).................  40      Director

    Frederick B. Whittemore(b)............  65      Director

    Walter C. Wilson(c)...................  61      Director

---------------

(a) Member of the Executive Committee.

(b) Member of the Compensation Committee.

(c) Member of the Audit Committee.

(d) Not an executive officer.


     Aubrey K. McClendon has served as Chairman of the Board, Chief Executive Officer and director of the Company since its inception. From 1982 to 1989, Mr. McClendon was an independent producer of oil and gas in affiliation with Tom L. Ward, the Company's President and Chief Operating Officer. Mr. McClendon is a member of the Board of Visitors of the Fuqua School of Business at Duke University, an Executive Committee member of the Texas Independent Producers, and Royalty Owners Association, a director of Oklahoma Independent Petroleum Association, and a director of the Louisiana Independent Oil and Gas Association. Mr. McClendon graduated from Duke University in 1981.


     Tom L. Ward has served as President, Chief Operating Officer, and a director of the Company since its inception. From 1982 to 1989, Mr. Ward was an independent producer of oil and gas in affiliation with Mr. McClendon. Mr. Ward graduated from the University of Oklahoma in 1981.

     Marcus C. Rowland has served as Vice President - Finance and Chief Financial Officer of the Company since 1993. From 1990 until his association with the Company, Mr. Rowland was Chief Operating Officer of Anglo-Suisse, L.P. assigned to the White Nights Russian Enterprise, a joint venture of Anglo-Suisse, L.P. and Phibro Energy Corporation, a major foreign operation which was granted the right to engage in oil and gas operations in Russia. Prior to his association with White Nights Russian Enterprise, Mr. Rowland owned and managed his own oil and gas company and prior to that was Chief Financial Officer of a private exploration company in Oklahoma City from 1981 to 1985. Mr. Rowland is a Certified Public Accountant. Mr. Rowland graduated from Wichita State University in 1975.

     Steven C. Dixon served as Vice President - Exploration from 1991 to 1995 and was appointed Senior Vice President - Operations in 1995. Mr. Dixon was a self-employed geological consultant in Wichita, Kansas, from 1983 through 1990. He was employed by Beren Corporation in Wichita, Kansas, from 1980 to 1983 as a geologist. Mr. Dixon graduated from the University of Kansas in 1980.

     J. Mark Lester served as Vice President - Exploration from 1989 to 1995 and was appointed Senior Vice President - Exploration in 1995. From 1986 to 1989, Mr. Lester was employed by Messrs. McClendon and Ward. He was employed by various independent oil companies in Oklahoma City from 1980 to 1986, and was employed by Union Oil Company of California from 1977 to 1980 as a geophysicist. Mr. Lester graduated from Purdue University in 1975.

     Henry J. Hood has served as Vice President - Land and Legal since 1994. Mr. Hood was retained as a consultant to the Company during the prior two years. He was associated with the Oklahoma City law firm of Watson & McKenzie from 1987 to 1992 and, from 1991 to 1992, Mr. Hood was of counsel with the Oklahoma City law firm of White, Coffey, Galt & Fite. Mr. Hood is a member of the Oklahoma and Texas Bars. Mr. Hood graduated from Duke University in 1982 and from the University of Oklahoma College of Law in 1985.

     Ronald A. Lefaive has served as Controller and Chief Accounting Officer since 1993. From 1991 until his association with the Company, Mr. Lefaive was Controller for Phibro Energy Production, Inc., an international exploration and production subsidiary of Phibro Energy Corporation, whose principal operations were located in Russia. From 1982 to 1991, Mr. Lefaive served as Assistant Controller, General Auditor, and Manager of Management Information Systems at Conquest Exploration Company in Houston, Texas. Prior to joining Conquest, Mr. Lefaive held various financial staff and management positions with The Superior Oil Company from 1980 to 1982 and Shell Oil Company from 1975 to 1982. Mr. Lefaive is a Certified Public Accountant and graduated from the University of Houston in 1975.

     Martha A. Burger has served as Treasurer since 1995 and as Human Resources Manager since 1996. From 1994 to 1995, she served in various accounting positions with the Company including Assistant Controller - Operations. From 1989 to 1993, Ms. Burger was employed by Hadson Corporation as Assistant Treasurer and from 1994 to 1995, served as Vice President and Controller of Hadson. Prior to joining Hadson Corporation, Ms. Burger was employed by Phoenix Resource Companies, Inc. as Assistant Treasurer and by Arthur Andersen & Co. Ms. Burger is a Certified Public Accountant and graduated from the University of Central Oklahoma in 1982 and from Oklahoma City University in 1992.

     Thomas S. Price, Jr. has served as Vice President - Corporate Development since 1992 and was a consultant to the Company during the prior two years. He was employed by Kerr-McGee Corporation, Oklahoma City, from 1988 to 1990 and by Flag-Redfern Oil Company in Oklahoma City from 1984 to 1988. Mr. Price graduated from the University of Central Oklahoma in 1983, from the University of Oklahoma in 1989, and from the American Graduate School of International Management in 1992.

     Tony S. Say serves as President of Chesapeake Energy Marketing, Inc. From 1979 to 1986, Mr. Say was employed by Delhi Gas Pipeline Corporation. From 1986 to 1993, Mr. Say was President and Chief Executive Officer of Clinton Gas Transmission, Inc., a company he co-founded and later sold to a major utility in 1993. In 1993, Mr. Say co-founded Princeton Natural Gas Company which was purchased by Chesapeake Energy Corporation in 1995. Mr. Say is a member of the Natural Gas Society of Oklahoma and the Natural Gas Society of North Texas and graduated from the University of Oklahoma in 1979.

     E. F. Heizer, Jr. was an advisory director of the Company from June 1992 to February 1993 when he became a director. From 1985 to the present, Mr. Heizer has been a private venture capitalist. He founded Heizer Corp., an American Stock Exchange-listed business development company, in 1969 and served as Chairman and Chief Executive Officer from 1969 until 1986, when Heizer Corporation was reorganized into a number of public and private companies. Mr. Heizer was assistant treasurer of the Allstate Insurance Company from 1962 to 1969. He was employed by Booz, Allen and Hamilton from 1958 to 1962, Kidder, Peabody & Co. from 1956 to 1958, and Arthur Andersen & Co. from 1954 to 1956. He serves on the advisory board of the Kellogg School of Management at Northwestern University and the Executive Committee of

Yale Law School. Mr. Heizer is a director of two other public companies, Amdahl Corporation, a manufacturer of computers based in Santa Clara, California, and Material Science Corporation, Elk Grove, Illinois, which is engaged in coating technology, as well as numerous private companies. Mr. Heizer graduated from Northwestern University in 1951 and from Yale University Law School in 1954.

     Breene M. Kerr was an advisory director of the Company from June 1992 to February 1993 when he became a director. In 1969, Mr. Kerr founded Kerr Consolidated, Inc. and remains Chairman and President of this private company with investments in the oil and gas and trucking industries. Additionally, in 1969, Mr. Kerr co-founded the Resource Analysis and Management Group and remained its senior partner until 1982. From 1967 to 1969, he was Vice President of Kerr-McGee Chemical Corporation. From 1951 through 1967, Mr. Kerr worked for Kerr-McGee Corporation as a geologist and land manager. Mr. Kerr has served as chairman of the Investment Committee for the Massachusetts Institute of Technology and is a life member of the Corporation (Board of Trustees) of that university. He served as a director of Kerr-McGee Corporation from 1957 to 1981. Mr. Kerr currently is a trustee and serves on the Investment Committee of the Brookings Institute in Washington, D.C., and has been an associate director since 1987 of Aven Gas & Oil, Inc., an oil and gas property management company located in Oklahoma City. Mr. Kerr graduated from the Massachusetts Institute of Technology in 1951.

     Shannon T. Self was an advisory director of the Company from June 1992 to February 1993 when he became a director. Mr. Self is a shareholder of Self, Giddens & Lees, Inc., Attorneys at Law, in Oklahoma City, which he co-founded in 1991. Mr. Self was an associate and shareholder in the law firm of Hastie and Kirschner, Oklahoma City, from 1984 to 1991 and was employed by Arthur Young & Co. from 1979 to 1980. Mr. Self is a certified public accountant. He graduated from the University of Oklahoma in 1979 and from Northwestern University Law School in 1984.


     Frederick B. Whittemore was an advisory director of the Company from June 1992 to February 1993 when he became a director. Mr. Whittemore has been an advisory director of Morgan Stanley & Co. since 1989 and was a managing director of Morgan Stanley & Co. from 1970 to 1989. He was Vice-Chairman of the American Stock Exchange from 1982 to 1984. Mr. Whittemore was a partner with Morgan Stanley & Co. from 1967 to 1970 and an associate from 1958 to 1967. He is a director of Integon Corporation, an insurance company listed on the New York Stock Exchange, Partner Reinsurance Company, Ltd., and Southern Pacific Petroleum Corporation, an Australian oil and gas company. Mr. Whittemore graduated from Dartmouth College in 1953 and from the Amos Tuck School of Business Administration in 1954.


     Walter C. Wilson was an advisory director of the Company from June 1992 to February 1993 when he became a director. From 1963 to 1974 and from 1978 to the present, Mr. Wilson has been a general agent with Massachusetts Mutual Life Insurance Company. From 1974 to 1978, he was Senior Vice President of Massachusetts Mutual Life Insurance Company, and from 1958 to 1963, he was an agent with that company. Mr. Wilson is a member of the Board of Trustees of Springfield College, Springfield, Massachusetts, and is a director of Earth Satellite Corporation, a satellite remote sensing company in Rockville, Maryland, and National Compensation Plans, Inc., a company located in Houston, Texas which designs deferred compensation and retirement plans. Mr. Wilson graduated from Dartmouth College in 1958.

     The directors are divided into three classes, with each class having as equal a number of directors as practicable. The directors are elected on a staggered basis for three-year terms. One class stands for re-election at each annual meeting of stockholders. The Company's executive officers serve at the discretion of the Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 45,000,000 shares of Common Stock, par value $.10 per share, and 2,000,000 shares of Preferred Stock, par value of $.01 per share ("Preferred Stock"). As of October 25, 1996 the issued and outstanding capital stock of the Company consisted of 30,128,321 shares of Common Stock. No shares of Preferred Stock are currently outstanding. Also, an additional 4,110,834 shares of Common Stock were reserved for issuance upon the exercise of options granted and which may be granted under the Company's stock option plans.


     The Company's Board of Directors has approved and, at the Company's 1996 annual meeting, will submit to its shareholders for approval a proposal that the Company reincorporate in the State of Oklahoma. The primary reason for the reincorporation is to save approximately $150,000 in annual franchise taxes while retaining corporate governance laws similar to those of Delaware. The reincorporation will be accomplished by merging the Company into its newly-formed Oklahoma subsidiary, Chesapeake Oklahoma Corporation ("Chesapeake Oklahoma"). Upon consummation of the merger, the name of Chesapeake Oklahoma will become Chesapeake Energy Corporation. The authorized capital stock of Chesapeake Oklahoma is (and the authorized capital stock of the Company upon the consummation of the merger will be) 100,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. The issued and outstanding shares and the shares reserved for issuance upon the exercise of options which have been and may be granted under the Company's stock option plans will remain unchanged. If approved by shareholders, the reincorporation will be effective on December 31, 1996. Purchasers of Common Stock in the Offering will not be shareholders of record entitled to vote at the 1996 annual meeting.


     The following description of certain matters relating to the capital stock of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and Bylaws, which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. The Certificate of Incorporation and the Bylaws of Chesapeake Oklahoma are substantially the same as the Certificate of Incorporation ("Certificate") and Bylaws of the Company. Also the Oklahoma General Corporation Act (the "Oklahoma Act") was adopted from the Delaware General Corporation Law (the "Delaware Law") and the rights and obligations of stockholders of the Company will be virtually unchanged. References to the Certificate and Bylaws of the Company include references to the Certificate and Bylaws of Chesapeake Oklahoma after the reincorporation.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of preferential dividends with respect to any Preferred Stock that from time to time may be outstanding. In the event of the dissolution, liquidation or winding-up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company and subject to the prior distribution rights of the holders of any Preferred Stock that may be outstanding at that time. The holders of Common Stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     The Company has an authorized class of Preferred Stock consisting of 2,000,000 shares, none of which is issued and outstanding. The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue shares of Preferred Stock from time to time in one or more new series as from time to time designated. Each such series of Preferred Stock would have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights.

     While providing desirable flexibility in connection with possible acquisitions and other corporate purposes, and eliminating delays associated with a stockholder vote on specific issuances, the issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and decrease the likelihood that such holders of Common Stock will receive dividend payments and payments upon liquidation, and could have the effect of delaying, deferring or preventing a change in control of the Company.

ANTI-TAKEOVER PROVISIONS

     The Certificate and Bylaws of the Company, and the Delaware Law and Oklahoma Act include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations and certain stock repurchases, and the availability of authorized but unissued Common Stock.

  CLASSIFIED BOARD OF DIRECTORS

     The Company's Certificate and Bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Directors can only be removed for cause. A staggered board makes it more difficult for stockholders to change the majority of the directors and instead promotes a continuity of existing management.

  BLANK CHECK PREFERRED STOCK

     The Certificate authorizes blank check Preferred Stock. See "-- Preferred Stock." The Board of Directors can set the voting rights, redemption rights, conversion rights and other rights relating to such Preferred Stock and could issue such stock in either a private or public transaction. In some circumstances, the blank check Preferred Stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which the Board of Directors opposes.

  TAKEOVER STATUTES

     Section 203 of the Delaware Law and Section 1090.3 of the Oklahoma Act generally prevent an "interested stockholder" from engaging in a "business combination" with a corporation for three years following the date such person became an interested stockholder, unless (i) prior to the time such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or (iii) on or subsequent to the time of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

     The statutes define a "business combination" to include (i) any merger or consolidation involving the corporation and an interested stockholder, (ii) any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation, (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder or (v) the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation. For purposes of Sections 203 of the Delaware Law and 1090.3 of the Oklahoma Act, the term "corporation" also includes the Company's majority-owned subsidiaries. In addition, the statutes define an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

  STOCK PURCHASE PROVISIONS

     The Certificate includes a provision which requires the affirmative vote of two-thirds of the outstanding shares of capital stock entitled to vote generally in the election of directors held by persons who are not interested stockholders (as defined) to approve the repurchase of any equity securities of the Company from any interested stockholder, unless such repurchase is either (i) made on the same terms offered to all holders of the same securities or (ii) made on the open market and not the result of a privately negotiated transaction.

STOCKHOLDER ACTION

     With respect to any act or action required of or by the holders of the Common Stock, the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at a meeting and entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or actions, except as otherwise provided by law or in the Charter. Both the Delaware Law and the Oklahoma Act require the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of the Certificate. The Certificate provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision inconsistent with the provisions of the Certificate limiting director liability and stock repurchases by the Company, and providing for staggered terms of directors and indemnity for directors. Such vote is also required for stockholders to amend, repeal or adopt any provision of the Bylaws.

     Stockholders may take actions without the holding of a meeting by written consent or consents signed by the holders of a sufficient number of shares to approve the transaction had all of the outstanding shares of the capital stock of the Company entitled to vote thereon been present at a meeting. Messrs. McClendon and Ward and the other directors and executive officers as a group beneficially own approximately 42% of the outstanding Common Stock prior to the Offering and 37% after the Offering. Pursuant to the rules and regulations of the Commission, if stockholder action is taken by written consent, the Company will be required to send each stockholder entitled to vote on the matter acted on, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Liberty Bank and Trust Company of Oklahoma City, N.A.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement, each of the underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation, Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc. and Prudential Securities Incorporated are acting as representatives (the "Representatives"), has severally agreed to purchase 3,250,000 shares of Common Stock from the Company. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                                 NUMBER
                                  UNDERWRITERS                                  OF SHARES
    -------------------------------------------------------------------------   ---------
    Donaldson, Lufkin & Jenrette Securities Corporation......................
    Bear, Stearns & Co. Inc..................................................
    J.P. Morgan Securities Inc...............................................
    Prudential Securities Incorporated.......................................
                                                                                ---------
              Total..........................................................   3,250,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed
$          per share. The Underwriters may allow, and such dealers may reallow,
a discount not in excess of $          per share to any other Underwriter and
certain other dealers.

     The Company has granted to the Underwriters an option to purchase up to 487,500 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.


     The Company, subject to certain exceptions, has agreed not to offer, sell or otherwise dispose of any shares of Common Stock, or any shares exercisable for or convertible into shares of Common Stock, prior to the expiration of 90 days from the date of this Prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation on behalf of the Underwriters.


     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act") or to contribute to payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby has been passed upon for the Company by McAfee & Taft A Professional Corporation, Oklahoma City, Oklahoma. Certain legal matters will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of June 30, 1995 and for each of the two years in the period ended June 30, 1995 and the financial statements of Chesapeake Exploration Limited Partnership as of and for the same date and periods, included and incorporated by reference in this Prospectus, have been so included and incorporated by reference in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The Consolidated Financial Statements of the Company as of June 30, 1996, and for the year then ended and the financial statements of Chesapeake Exploration Limited Partnership as of and for the same date and period, included and incorporated by reference in this Prospectus, have been so included and incorporated by reference in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Effective July 1, 1996, Price Waterhouse LLP sold its Oklahoma City practice to Coopers & Lybrand L.L.P. and resigned as the Company's independent accountants.

     Certain estimates of oil and gas reserves appearing herein and incorporated by reference were based upon engineering studies prepared by Williamson Petroleum Consultants, Inc., independent petroleum engineers. Such estimates are included herein in reliance on the authority of such firm as experts in such matters.

                                    GLOSSARY

     The terms defined below are used throughout this Prospectus.

     Bcf. Billion cubic feet of gas.

     Bcfe. Billion cubic feet of gas equivalent.

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

     Commercial Well; Commercially Productive Well. An oil and gas well which produces oil and gas in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Developed Acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

     Development Well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

     Dry Hole; Dry Well. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

     Exploratory Well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

     Farmout. An assignment of an interest in a drilling location and related acreage conditional upon the drilling of a well on that location.

     Formation. A succession of sedimentary beds that were deposited under the same general geologic conditions.

     Gross Acres or Gross Wells. The total acres or wells, as the case may be, in which a working interest is owned.

     Horizontal Wells. Wells which are drilled at angles greater than 70 degrees from vertical.

     MBbl. One thousand barrels of crude oil or other liquid hydrocarbons.

     MBoe. One thousand barrels of oil equivalent.

     MBtu. One thousand Btus.

     Mcf. One thousand cubic feet of gas.

     Mcfe. One thousand cubic feet of gas equivalent.

     MMBbl. One million barrels of crude oil or other liquid hydrocarbons.

     MMBtu. One million Btus.

     MMcf. One million cubic feet of gas.

     MMcfe. One million cubic feet of gas equivalent.

     Net Acres or Net Wells. The sum of the fractional working interest owned in gross acres or gross wells.

     Present Value. When used with respect to oil and gas reserves, present value means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect at the determination date, without giving effect to nonproperty related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

     Productive Well. A well that is producing oil or gas or that is capable of production.

     Proved Developed Reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved Reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved Undeveloped Location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

     Proved Undeveloped Reserves. Reserves that are expected to be recovered from new wells drilled to a known reservoir on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     Royalty Interest. An interest in an oil and gas property entitling the owner to a share of oil or gas production free of costs of production.

     Undeveloped Acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

     Working Interest. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Chesapeake Energy Corporation

Consolidated Financial Statements:

  Report of Independent Accountants for the year ended June 30, 1996..................   F-2

  Report of Independent Accountants for the years ended June 30, 1995 and 1994........   F-3

  Consolidated Balance Sheets at June 30, 1996 and 1995...............................   F-4

  Consolidated Statements of Income for the years ended June 30, 1996, 1995 and
     1994.............................................................................   F-5

  Consolidated Statements of Cash Flows for the years ended June 30, 1996, 1995 and
     1994.............................................................................   F-6

  Consolidated Statements of Stockholders' Equity for the years ended June 30, 1996,
     1995 and 1994....................................................................   F-8

  Notes to Consolidated Financial Statements..........................................   F-9

Chesapeake Exploration Limited Partnership

Financial Statements:

  Report of Independent Accountants for the year ended June 30, 1996..................  F-29

  Report of Independent Accountants for the years ended June 30, 1995 and 1994........  F-30

  Balance Sheets at June 30, 1996 and 1995............................................  F-31

  Statements of Income for the years ended June 30, 1996, 1995 and 1994...............  F-32

  Statements of Partners' Capital for the years ended June 30, 1996, 1995 and 1994....  F-33

  Statements of Cash Flows for the years ended June 30, 1996, 1995 and 1994...........  F-34

  Notes to Financial Statements.......................................................  F-35

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Chesapeake Energy Corporation

     We have audited the accompanying consolidated balance sheet of Chesapeake Energy Corporation and its subsidiaries as of June 30, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chesapeake Energy Corporation and its subsidiaries as of June 30, 1996, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Oklahoma City, Oklahoma
September 13, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Chesapeake Energy Corporation

     In our opinion, the consolidated balance sheet and the related consolidated statements of income, of cash flows and of stockholders' equity as of and for each of the two years in the period ended June 30, 1995 present fairly, in all material respects, the financial position, results of operations and cash flows of Chesapeake Energy Corporation and its subsidiaries as of and for each of the two years in the period ended June 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of Chesapeake Energy Corporation for any period subsequent to June 30, 1995.

PRICE WATERHOUSE LLP

Houston, Texas
September 20, 1995, except for Note 9
which is as of September 23, 1996

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                               JUNE 30,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
                                                                           ($ IN THOUSANDS)
CURRENT ASSETS:
  Cash and cash equivalents............................................  $ 51,638     $ 55,535
  Accounts receivable:
     Oil and gas sales.................................................    12,687       10,644
     Gas marketing sales...............................................     6,982           --
     Joint interest and other, net of allowances of $340,000 and
      $452,000, respectively...........................................    27,661       26,317
     Related parties...................................................     2,884        4,386
  Inventory............................................................     5,163        8,926
  Other................................................................     2,158          633
                                                                         --------     --------
          Total Current Assets.........................................   109,173      106,441
                                                                         --------     --------
PROPERTY AND EQUIPMENT:
  Oil and gas properties, at cost based on full cost accounting:
     Evaluated oil and gas properties..................................   363,213      165,302
     Unevaluated properties............................................   165,441       27,474
     Less: accumulated depreciation, depletion and amortization........   (92,720)     (41,821)
                                                                         --------     --------
                                                                          435,934      150,955
  Other property and equipment.........................................    18,162       16,966
  Less: accumulated depreciation and amortization......................    (2,922)      (4,120)
                                                                         --------     --------
          Total Property and Equipment.................................   451,174      163,801
                                                                         --------     --------
OTHER ASSETS...........................................................    11,988        6,451
                                                                         --------     --------
TOTAL ASSETS...........................................................  $572,335     $276,693
                                                                         ========     ========

                             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Notes payable and current maturities of long-term debt...............  $  6,755     $  9,993
  Accounts payable.....................................................    54,514       33,438
  Accrued liabilities and other........................................    14,062        7,688
  Revenues and royalties due others....................................    33,503       23,786
                                                                         --------     --------
          Total Current Liabilities....................................   108,834       74,905
                                                                         --------     --------
LONG-TERM DEBT, NET....................................................   268,431      145,754
                                                                         --------     --------
REVENUES AND ROYALTIES DUE OTHERS......................................     5,118        3,779
                                                                         --------     --------
DEFERRED INCOME TAXES..................................................    12,185        7,280
                                                                         --------     --------
CONTINGENCIES AND COMMITMENTS (Note 4).................................        --           --
                                                                         --------     --------
STOCKHOLDERS' EQUITY:
  Preferred Stock, $.01 par value, 2,000,000 shares authorized;
     0 shares issued and outstanding..................................         --           --
  Common Stock, 45,000,000 shares authorized; $.10 par value at June
     30, 1996, $.0022 par value at June 30, 1995; 30,079,913 and
     26,311,248 shares issued and outstanding at June 30, 1996 and
     1995, respectively................................................     3,008           58
  Paid-in capital......................................................   136,782       30,295
  Accumulated earnings.................................................    37,977       14,622
                                                                         --------     --------
          Total Stockholders' Equity...................................   177,767       44,975
                                                                         --------     --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............................  $572,335     $276,693
                                                                         ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                     YEAR ENDED JUNE 30,
                                                               --------------------------------
                                                                 1996        1995        1994
                                                               --------     -------     -------
                                                                   ($ IN THOUSANDS, EXCEPT
                                                                       PER SHARE DATA)
REVENUES:
  Oil and gas sales..........................................  $110,849     $56,983     $22,404
  Gas marketing sales........................................    28,428          --          --
  Oil and gas service operations.............................     6,314       8,836       6,439
  Interest and other.........................................     3,831       1,524         981
                                                               --------     -------     -------
          Total Revenues.....................................   149,422      67,343      29,824
                                                               --------     -------     -------
COSTS AND EXPENSES:
  Production expenses and taxes..............................     8,303       4,256       3,647
  Gas marketing expenses.....................................    27,452          --          --
  Oil and gas service operations.............................     4,895       7,747       5,199
  Oil and gas depreciation, depletion and amortization.......    50,899      25,410       8,141
  Depreciation and amortization of other assets..............     3,157       1,765       1,871
  General and administrative.................................     4,828       3,578       3,135
  Interest and other.........................................    13,679       6,627       2,676
                                                               --------     -------     -------
          Total Costs and Expenses...........................   113,213      49,383      24,669
                                                               --------     -------     -------
INCOME BEFORE INCOME TAXES...................................    36,209      17,960       5,155
INCOME TAX EXPENSE...........................................    12,854       6,299       1,250
                                                               --------     -------     -------
NET INCOME...................................................  $ 23,355     $11,661     $ 3,905
                                                               ========     =======     =======
EARNINGS PER COMMON SHARE:
  NET INCOME PER COMMON SHARE
     Primary.................................................  $    .80     $   .42     $   .16
                                                               ========     =======     =======
     Fully-diluted...........................................  $    .79     $   .41     $   .16
                                                               ========     =======     =======
  WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES
     OUTSTANDING
     Primary.................................................    29,171      27,936      24,120
                                                               ========     =======     =======
     Fully-diluted...........................................    29,461      28,303      24,183
                                                               ========     =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED JUNE 30,
                                                           ------------------------------------
                                                             1996          1995          1994
                                                           ---------     ---------     --------
                                                                     ($ IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME...............................................  $  23,355     $  11,661     $  3,905
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED
  BY OPERATING ACTIVITIES:
  Depreciation, depletion and amortization...............     52,768        26,628        9,455
  Deferred taxes.........................................     12,854         6,299        1,250
  Amortization of loan costs.............................      1,288           548          557
  Amortization of bond discount..........................        563           567          138
  Bad debt expense.......................................        114           308          222
  Purchases and sales of trading securities, net.........        622            --           --
  Gain on sale of fixed assets...........................     (2,511)         (108)          --
CHANGES IN ASSETS AND LIABILITIES:
  (Increase) decrease in accounts receivable.............     (3,524)      (22,510)      (7,773)
  (Increase) decrease in inventory.......................         78        (1,203)        (304)
  (Increase) decrease in other current assets............     (1,525)          614         (726)
  Increase (decrease) in accounts payable, accrued
     liabilities and other...............................     25,834        19,387       10,077
  Increase in current and non-current revenues and
     royalties due others................................     11,056        12,540        2,622
                                                           ---------     ---------     --------
          Cash provided by operating activities..........    120,972        54,731       19,423
                                                           ---------     ---------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Exploration, development and acquisition of oil and gas
     properties..........................................   (347,294)     (120,985)     (34,654)
  Proceeds from sale of oil and gas equipment, leasehold
     and other...........................................     11,416        15,107        7,598
  Other proceeds from sales..............................        698         1,104          765
  Investment in gas marketing company, net of cash
     acquired............................................       (363)           --           --
  Other property and equipment additions.................     (8,846)       (7,929)      (2,920)
                                                           ---------     ---------     --------
          Cash used in investing activities..............   (344,389)     (112,703)     (29,211)
                                                           ---------     ---------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of Common Stock.................     99,498            --           --
  Proceeds from long-term borrowings.....................    166,667       128,834       48,800
  Payments on long-term borrowings.......................    (48,634)      (32,370)     (25,738)
  Placement fee on Senior Notes and Warrants.............         --            --       (1,900)
  Cash received from exercise of stock options...........      1,989           818           --
                                                           ---------     ---------     --------
          Cash provided by financing activities..........    219,520        97,282       21,162
                                                           ---------     ---------     --------
Net increase (decrease) in cash and cash equivalents.....     (3,897)       39,310       11,374
Cash and cash equivalents, beginning of period...........     55,535        16,225        4,851
                                                           ---------     ---------     --------
Cash and cash equivalents, end of period.................  $  51,638     $  55,535     $ 16,225
                                                           =========     =========     ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
CASH PAYMENTS FOR:
  Interest...............................................  $  17,179     $   6,488     $  1,467
  Income taxes...........................................  $      --     $      --     $    109

  The accompanying notes are an integral part of these consolidated financial statements.

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (CONTINUED)

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

     The Company has a financing arrangement with a vendor to supply certain oil and gas equipment inventory. The total amounts owed at June 30, 1996, 1995 and 1994 were $3,156,000, $6,513,000 and $5,952,000, respectively. No cash consideration is exchanged for inventory under this financing arrangement until actual draws on the inventory are made.

     In fiscal 1996 and 1995, the Company recognized income tax benefits of $7,950,000 and $1,229,000, respectively, related to the disposition of stock options by directors and employees of the Company. The tax benefits were recorded as an adjustment to deferred income taxes and paid-in capital.

     Proceeds from the issuances of $90 million of 10.5% Senior Notes in May 1995 and $120 million of 9.125% Senior Notes in April 1996 are net of $2.7 million and $3.9 million, respectively, in offering fees and expenses which were deducted from the actual cash received.

     On March 31, 1994, the Company issued 8,000 units (see Note 2) to Trust Company of the West ("TCW") primarily in consideration for the surrender of 576,923 shares of the Company's 9% convertible preferred stock, including its rights to dividends, warrants to purchase Common Stock and an overriding royalty interest.

     In February 1994, pending litigation was settled pursuant to an agreement requiring COI to pay $1.25 million, of which $250,000 plus interest was paid in July 1994, and the balance of which was paid in June 1995.

     The accompanying notes are an integral part of these consolidated financial statements.

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                      YEAR ENDED JUNE 30,
                                                                 ------------------------------
                                                                   1996       1995       1994
                                                                 --------    -------    -------
                                                                        ($ IN THOUSANDS)
PREFERRED STOCK:
  Balance, beginning of period.................................  $     --    $    --    $     6
  Exchange of 576,923 shares of Preferred Stock................        --         --         (6)
                                                                 --------    -------    -------
  Balance, end of period.......................................        --         --         --
                                                                 --------    -------    -------
COMMON STOCK:
  Balance, beginning of period.................................        58         51         51
  Issuance of 2,994,750 shares of Common Stock.................       299         --         --
  Exercise of stock options and warrants.......................        79          7         --
  Change in par value from $.0022 to $.10......................     2,572         --         --
                                                                 --------    -------    -------
  Balance, end of period.......................................     3,008         58         51
                                                                 --------    -------    -------
COMMON STOCK WARRANTS:
  Balance, beginning of period.................................        --          5         --
  Issuance of Common Stock Warrants............................        --         --          5
  Exercise of Common Stock Warrants............................        --         (5)        --
                                                                 --------    -------    -------
  Balance, end of period.......................................        --         --          5
                                                                 --------    -------    -------
PAID-IN CAPITAL:
  Balance, beginning of period.................................    30,295     28,243     32,704
  Exchange of Preferred Stock..................................        --         --     (7,494)
  Issuance of Common Stock Warrants............................        --         --      3,033
  Exercise of stock options and warrants.......................     1,910        823         --
  Issuance of Common Stock.....................................   105,516         --         --
  Offering expenses and other..................................    (6,317)        --         --
  Tax benefit from exercise of stock options...................     7,950      1,229         --
  Change in par value from $.0022 to $.10......................    (2,572)        --         --
                                                                 --------    -------    -------
  Balance, end of period.......................................   136,782     30,295     28,243
                                                                 --------    -------    -------
ACCUMULATED EARNINGS (DEFICIT):
  Balance, beginning of period.................................    14,622      2,961     (1,329)
  Net income...................................................    23,355     11,661      3,905
  Preferred dividends..........................................        --         --       (340)
  Cancellation of preferred dividends..........................        --         --        725
                                                                 --------    -------    -------
  Balance, end of period.......................................    37,977     14,622      2,961
                                                                 --------    -------    -------
TOTAL STOCKHOLDERS' EQUITY.....................................  $177,767    $44,975    $31,260
                                                                 ========    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The accompanying consolidated financial statements of Chesapeake Energy Corporation (the "Company" or "Parent") include the accounts of Chesapeake Operating, Inc. ("COI"), Chesapeake Exploration Limited Partnership ("CEX"), a limited partnership, Chesapeake Gas Development Corporation ("CGDC"), Chesapeake Energy Marketing, Inc. ("CEMI"), Lindsay Oil Field Supply, Inc. ("LOF"), Sander Trucking Company, Inc. ("STCO") and subsidiaries of those entities. All significant intercompany accounts and transactions have been eliminated.

     In December 1995, the Company entered into the gas marketing business by acquiring all of the outstanding stock of an Oklahoma City-based natural gas marketing company for total consideration of $725,000. This subsidiary was subsequently named CEMI. CEMI provides natural gas marketing services including commodity price structuring, contract administration and nomination services for the Company, its partners and other natural gas producers in the geographical areas in which the Company is active.

  Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Cash Equivalents

     For purposes of the consolidated financial statements, the Company considers investments in all highly liquid debt instruments with maturities of three months or less at date of purchase to be cash equivalents.

  Inventory

     Inventory consists primarily of tubular goods and other lease and well equipment which the Company plans to utilize in its ongoing exploration and development activities and is carried at the lower of cost or market using the specific identification method.

  Oil and Gas Properties

     The Company follows the full cost method of accounting under which all costs associated with property acquisition, exploration and development activities are capitalized. The Company capitalizes internal costs that can be directly identified with its acquisition, exploration and development activities and does not include any costs related to production, general corporate overhead or similar activities (see Note 11). Capitalized costs are amortized on a composite unit-of-production method based on proved oil and gas reserves. The Company's oil and gas reserves are estimated annually by independent petroleum engineers. The average composite rates used for depreciation, depletion and amortization were $0.85, $0.80 and $0.80 per equivalent Mcf in 1996, 1995, and 1994, respectively. Proceeds from the sale of properties are accounted for as reductions to capitalized costs unless such sales involve a significant change in the relationship between costs and the value of proved reserves or the underlying value of unproved properties, in which case a gain or loss is recognized. Unamortized costs as reduced by related deferred taxes are subject to a ceiling which limits such amounts to the estimated present value of oil and gas reserves, reduced by operating expenses, future development costs and income taxes. The costs of unproved properties are excluded from amortization until the properties are evaluated.

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

     On April 30, 1996, the Company purchased interests in certain producing and non-producing oil and gas properties, including approximately 14,000 net acres of unevaluated leasehold from Amerada Hess Corporation for $35 million, subject to adjustment for activity after the effective date of January 1, 1996. The properties are located in the Knox and Golden Trend fields of southern Oklahoma, most of which are operated by the Company.

  Other Property and Equipment

     Other property and equipment primarily consists of vehicles, office buildings and equipment, and software. Major renewals and betterments are capitalized while the costs of repairs and maintenance are charged to expense as incurred. The costs of assets retired or otherwise disposed of and the applicable accumulated depreciation are removed from the accounts, and the resulting gain or loss is reflected in operations. Other property and equipment costs are depreciated on both straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to 30 years.

  Leases

     Included in other property and equipment in the consolidated balance sheets is computer equipment and software held under capital leases. Minimum lease payments under these capital leases and other operating leases are as follows:

                                                                    CAPITAL     OPERATING
                                                                    LEASES       LEASES
                                                                    -------     ---------
                                                                      ($ IN THOUSANDS)
        1997......................................................   $  62        $ 133
        1998......................................................      62           58
        1999......................................................      15           53
        2000......................................................       0            0
        2001......................................................       0            0
                                                                     -----        -----
        Total minimum lease payments..............................     139        $ 244
                                                                                  =====
        Less: amount relating to interest.........................     (20)
                                                                     -----
        Present value of minimum payments.........................   $ 119
                                                                     =====

  Capitalized Interest

     During fiscal 1996, 1995 and 1994, interest of approximately $6,428,000, $1,574,000 and $356,000 was capitalized on significant investments in unproved properties that are not being currently depreciated, depleted, or amortized and on which exploration or development activities are in progress.

  Service Operations

     Certain subsidiaries of the Company performed contractual services on wells the Company operates as well as for third parties until June 30, 1996. Oil and gas service operations revenues and costs and expenses reflected in the accompanying consolidated statements of income include amounts derived from certain of the contractual services provided. The Company's economic interest in its oil and gas properties is not affected by the performance of these contractual services and all intercompany profits have been eliminated.

     On June 30, 1996, Peak USA Energy Services, Ltd., a limited partnership ("Peak"), was formed by Peak Oilfield Services Company (a joint venture between Cook Inlet Region, Inc. and Nabors Industries, Inc.) and Chesapeake for the purpose of purchasing the Company's oilfield service assets and providing rig moving, transportation and related site construction services to the Company and the industry. The Company sold its

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES service company assets to Peak for $6.4 million, and simultaneously invested $2.5 million in exchange for a 33.3% partnership interest in Peak. This transaction resulted in recognition of a $1.8 million pre-tax gain during the fourth fiscal quarter of 1996 reported in Interest and other. A deferred gain from the sale of service company assets of $0.9 million was recorded as a reduction in the Company's investment in Peak and will be amortized to income over the estimated useful lives of the Peak assets. The Company's investment in Peak will be accounted for using the equity method.

  Income Taxes

     The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires deferred tax liabilities or assets to be recognized for the anticipated future tax effects of temporary differences that arise as a result of the differences in the carrying amounts and the tax bases of assets and liabilities.

  Net Income Per Share

     Primary and fully diluted earnings per share for all periods have been computed based upon the weighted average number of shares of Common Stock outstanding after giving retroactive effect to all stock splits and the issuance of common stock equivalents when their effect is dilutive. Dilutive options or warrants which are issued during a period or which expire or are cancelled during a period are reflected in both primary and fully diluted earnings per share computations for the time they were outstanding during the period being reported upon.

  Gas Imbalances

     The Company follows the "sales method" of accounting for its oil and gas revenue whereby the Company recognizes sales revenue on all oil or gas sold to its purchasers, regardless of whether the sales are proportionate to the Company's ownership in the property. A liability is recognized only to the extent that the Company has a net imbalance in excess of the reserves on the underlying properties. The Company's net imbalance positions at June 30, 1996 and 1995 were not material.

  Hedging

     The Company periodically uses certain instruments to hedge its exposure to price fluctuations on oil and natural gas transactions. Recognized gains and losses on hedge contracts are reported as a component of the related transaction. Results for hedging transactions are reflected in oil and gas sales to the extent related to the Company's oil and gas production.

  Debt Issue Costs

     Other assets relate primarily to debt issue costs associated with the issuance of the 12% Senior Notes on March 31, 1994, the 10.5% Senior Notes on May 25, 1995, and the 9.125% Senior Notes on April 9, 1996 (see Note 2). The remaining unamortized costs on these issuances of Senior Notes at June 30, 1996 totaled $8.7 million and are being amortized over the life of the Senior Notes.

  Stock Options

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation". As permitted by SFAS 123, the Company plans to continue to retain its current method of accounting for stock compensation and adopt the disclosure requirements of this Statement in fiscal 1997.

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

  Reclassifications

     Certain reclassifications have been made to the consolidated financial statements for the years ended June 30, 1995 and 1994 to conform to the presentation used for the June 30, 1996 consolidated financial statements.

2. SENIOR NOTES

     On April 9, 1996, the Company completed an offering of $120 million principal amount of 9.125% Senior Notes due 2006 ("9.125% Senior Notes"). The 9.125% Senior Notes are redeemable at the option of the Company at any time at the redemption or make-whole prices set forth in the indenture. The Company may also redeem at its option at any time on or prior to April 15, 1999 up to $42 million of the 9.125% Senior Notes at 109.125% of the principal amount thereof with the proceeds of an equity offering.

     On May 25, 1995, the Company completed a private offering of $90 million principal amount of 10.5% Senior Notes due 2002 ("10.5% Senior Notes"). The 10.5% Senior Notes are redeemable at the option of the Company at any time on or after June 1, 1999. The Company may also redeem at its option any time prior to June 1, 1998 up to $30 million of the 10.5% Senior Notes at 110% of the principal amount thereof with the proceeds of an equity offering. In September 1995, the Company exchanged the 10.5% Senior Notes for substantially identical notes in a registered exchange offer (also referred to as the "10.5% Senior Notes").

     On March 31, 1994, the Company completed a private offering of 47,500 Units consisting of an aggregate of $47.5 million principal amount of 12% Senior Notes due 2001 ("12% Senior Notes") and warrants ("Warrants") to purchase 2,190,937 shares of the Company's Common Stock at an aggregate exercise price of $4,870. The Warrants were valued at $3 million creating a discount on the 12% Senior Notes. All of the Warrants were subsequently exercised. In exchange for 8,000 Units, the Company acquired from Trust Company of the West ("TCW") 576,923 shares of the Company's 9% cumulative convertible preferred stock and all rights to dividends thereon, warrants to purchase 1,404,004 shares of the Company's Common Stock and 50% of an outstanding overriding royalty interest held by TCW. The 12% Senior Notes are redeemable at the option of the Company at any time on or after March 1, 1998 at an initial premium of 106% of the principal amount thereof, declining to no premium in 2000. The Company is required to redeem $11,875,000 principal amount of 12% Senior Notes on each of March 1, 1998, 1999 and 2000. In November 1994, the Company exchanged the 12% Senior Notes for substantially identical notes in a registered exchange offer (also referred to as the "12% Senior Notes").

     The Company is a holding company and owns no operating assets and has no significant operations independent of its subsidiaries. The Company's obligations under the 12% Senior Notes, the 10.5% Senior Notes and the 9.125% Senior Notes have been fully and unconditionally guaranteed, on a joint and several basis, by each of the Company's "Restricted Subsidiaries" (as defined in the respective Indentures governing the Notes): COI, LOF, STCO, Whitmire Dozer Service, Inc. and CEX (collectively, the "Subsidiary Guarantors"). The only subsidiaries of the Company that are not Subsidiary Guarantors are CGDC and CEMI (together, the "Non-Guarantor Subsidiaries"). Each of the Subsidiary Guarantors is a direct or indirect wholly-owned subsidiary of the Company. The securities of the Subsidiary Guarantors have been pledged to secure performance of the Company's obligations under the 12% Senior Notes. The only affiliate securities constituting a substantial portion of the collateral for the 12% Senior Notes are the partnership interests in CEX.

     The 12%, 10.5% and 9.125% Senior Note Indentures contain certain covenants, including covenants limiting the Company and the Subsidiary Guarantors with respect to asset sales; restricted payments; the incurrence of additional indebtedness and the issuance of preferred stock; liens; sale and leaseback transactions; lines of business; dividend and other payment restrictions affecting Subsidiary Guarantors; mergers or consolidations; and transactions with affiliates. The Company is also obligated to repurchase 12%,

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

10.5% and 9.125% Senior Notes if it fails to maintain a specified ratio of assets to debt and in the event of a change of control or certain asset sales.

     The Company's bank credit agreement prohibits any distributions by CEX to its partners (the Company and COI) if the maturity of any obligations to the lender has been accelerated. The pledge agreement relating to the 12% Senior Notes requires that all dividends and distributions from Subsidiary Guarantors be paid to the collateral agent thereunder upon an event of default under the 12% Senior Notes Indenture. There are no other restrictions on the payment of cash dividends by Subsidiary Guarantors.

     CEX is a limited partnership which is 10% owned by COI, as sole general partner, and 90% owned directly by the Company, as sole limited partner. CEX owns 94% and CGDC owns 6% of the Company's producing oil and gas properties, based on the present value of future net revenue at June 30, 1996 (discounted at 10%).

     Set forth below are condensed consolidating financial statements of CEX, the other Subsidiary Guarantors, all Subsidiary Guarantors combined, the Non-Guarantor Subsidiaries and the Company. The CEX limited partnership condensed financial statements were prepared on a separate entity basis as reflected in the Company's books and records and include all material costs of doing business as if the partnership were on a stand-alone basis except that interest is not charged or allocated. No provision has been made for income taxes because the partnership is not a taxpaying entity. Separate audited financial statements of each Subsidiary Guarantor, other than CEX, have not been provided because management has determined that they are not material to investors.

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATING BALANCE SHEET

                              AS OF JUNE 30, 1996
                                 (IN THOUSANDS)

                                     ASSETS

                                           SUBSIDIARY GUARANTORS
                                      --------------------------------       NON-
                                                   ALL                    GUARANTOR     COMPANY
                                        CEX       OTHERS     COMBINED    SUBSIDIARIES   (PARENT)   ELIMINATIONS   CONSOLIDATED
                                      --------   --------   ----------   ------------   --------   ------------   ------------
CURRENT ASSETS:
  Cash and cash equivalents.........  $     --   $  4,061   $    4,061     $  2,751     $ 44,826    $       --      $ 51,638
  Accounts receivable...............    14,778     29,302       44,080        7,723           --        (1,589)       50,214
  Inventory.........................        --      4,947        4,947          216           --            --         5,163
  Other.............................     1,891        264        2,155            3           --            --         2,158
                                      --------   --------   ----------     --------     --------    ----------      --------
        Total Current Assets........    16,669     38,574       55,243       10,693       44,826        (1,589)      109,173
                                      --------   --------   ----------     --------     --------    ----------      --------
PROPERTY AND EQUIPMENT:
  Oil and gas properties............   346,821     (8,211)     338,610       24,603           --            --       363,213
  Unevaluated leasehold.............   165,441         --      165,441           --           --            --       165,441
  Other property and equipment......        --      9,608        9,608           61        8,493            --        18,162
  Less: accumulated depreciation,
    depletion and amortization......   (84,726)    (2,467)     (87,193)      (8,007)        (442)           --       (95,642)
                                      --------   --------   ----------     --------     --------    ----------      --------
                                       427,536     (1,070)     426,466       16,657        8,051            --       451,174
                                      --------   --------   ----------     --------     --------    ----------      --------
INVESTMENTS IN SUBSIDIARIES AND
  INTERCOMPANY ADVANCES.............    56,055    463,331      519,386        8,132      382,388      (909,906)           --
OTHER ASSETS........................       694      1,616        2,310          940        8,738            --        11,988
                                      --------   --------   ----------     --------     --------    ----------      --------
TOTAL ASSETS........................  $500,954   $502,451   $1,003,405     $ 36,422     $444,003    $ (911,495)     $572,335
                                      ========   ========   ==========     ========     ========    ==========      ========

                                             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable and current
    maturities of long-term debt....  $     --   $  3,846   $    3,846     $  2,880     $     29    $       --      $  6,755
  Accounts payable and other........       789     90,280       91,069        7,339        5,260        (1,589)      102,079
                                      --------   --------   ----------     --------     --------    ----------      --------
        Total Current Liabilities...       789     94,126       94,915       10,219        5,289        (1,589)      108,834
                                      --------   --------   ----------     --------     --------    ----------      --------
LONG-TERM DEBT......................        --      2,113        2,113       10,020      256,298            --       268,431
                                      --------   --------   ----------     --------     --------    ----------      --------
REVENUES AND ROYALTIES DUE OTHERS...        --      5,118        5,118           --           --            --         5,118
                                      --------   --------   ----------     --------     --------    ----------      --------
DEFERRED INCOME TAXES...............        --     23,950       23,950        1,335      (13,100)           --        12,185
                                      --------   --------   ----------     --------     --------    ----------      --------
INTERCOMPANY PAYABLES...............   413,726    410,581      824,307        8,182       73,647      (906,136)           --
                                      --------   --------   ----------     --------     --------    ----------      --------
STOCKHOLDERS' EQUITY:
  Common Stock......................        --        117          117            2        2,891            (2)        3,008
  Other.............................    86,439    (33,554)      52,885        6,664      118,978        (3,768)      174,759
                                      --------   --------   ----------     --------     --------    ----------      --------
                                        86,439    (33,437)      53,002        6,666      121,869        (3,770)      177,767
                                      --------   --------   ----------     --------     --------    ----------      --------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY............................  $500,954   $502,451   $1,003,405     $ 36,422     $444,003    $ (911,495)     $572,335
                                      ========   ========   ==========     ========     ========    ==========      ========

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATING BALANCE SHEET

                              AS OF JUNE 30, 1995
                                 (IN THOUSANDS)

                                     ASSETS

                                           SUBSIDIARY GUARANTORS
                                       ------------------------------       NON-
                                                    ALL                  GUARANTOR     COMPANY
                                         CEX       OTHERS    COMBINED   SUBSIDIARIES   (PARENT)   ELIMINATIONS   CONSOLIDATED
                                       --------   --------   --------   ------------   --------   ------------   ------------
CURRENT ASSETS:
  Cash and cash equivalents..........  $     --   $ 53,227   $ 53,227     $      5     $  2,303    $       --      $ 55,535
  Accounts receivable................     9,867     30,693     40,560          777           10            --        41,347
  Inventory..........................        --      8,895      8,895           31           --            --         8,926
  Other..............................        --        633        633           --           --            --           633
                                       --------   --------   --------     --------     --------    ----------      --------
        Total Current Assets.........     9,867     93,448    103,315          813        2,313            --       106,441
                                       --------   --------   --------     --------     --------    ----------      --------
PROPERTY AND EQUIPMENT:
  Oil and gas properties.............   163,521    (16,723)   146,798       18,504           --            --       165,302
  Unevaluated leasehold..............    27,474         --     27,474           --           --            --        27,474
  Other property and equipment.......        --     12,199     12,199           --        4,767            --        16,966
  Less: accumulated depreciation,
    depletion and amortization.......   (36,959)    (3,847)   (40,806)      (4,861)        (274)           --       (45,941)
                                       --------   --------   --------     --------     --------    ----------      --------
                                        154,036     (8,371)   145,665       13,643        4,493            --       163,801
                                       --------   --------   --------     --------     --------    ----------      --------
INVESTMENTS IN SUBSIDIARIES AND
  INTERCOMPANY ADVANCES..............    17,559    181,914    199,473           --      176,795      (376,268)           --
OTHER ASSETS.........................       776         41        817          123        5,511            --         6,451
                                       --------   --------   --------     --------     --------    ----------      --------
TOTAL ASSETS.........................  $182,238   $267,032   $449,270     $ 14,579     $189,112    $ (376,268)     $276,693
                                       ========   ========   ========     ========     ========    ==========      ========

                                               LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable and current
    maturities of long-term debt.....  $     --   $  7,757   $ 7,757      $  2,200     $     36    $       --      $  9,993
  Accounts payable and other.........       516     61,777    62,293            --        2,619            --        64,912
                                       --------   --------   --------     --------     --------    ----------      --------
        Total Current Liabilities....       516     69,534    70,050         2,200        2,655            --        74,905
                                       --------   --------   --------     --------     --------    ----------      --------
LONG-TERM DEBT.......................        10      1,326     1,336         8,600      135,818            --       145,754
                                       --------   --------   --------     --------     --------    ----------      --------
REVENUES AND ROYALTIES DUE OTHERS....        --      3,779     3,779            --           --            --         3,779
                                       --------   --------   --------     --------     --------    ----------      --------
DEFERRED INCOME TAXES................        --      9,621     9,621           164       (2,505)           --         7,280
                                       --------   --------   --------     --------     --------    ----------      --------
INTERCOMPANY PAYABLES................   140,236    201,959   342,195         3,307       30,766      (376,268)           --
                                       --------   --------   --------     --------     --------    ----------      --------
STOCKHOLDERS' EQUITY:
  Common Stock.......................        --         31        31             1           58           (32)           58
  Other..............................    41,476    (19,218)   22,258           307       22,320            32        44,917
                                       --------   --------   --------     --------     --------    ----------      --------
                                         41,476    (19,187)   22,289           308       22,378            --        44,975
                                       --------   --------   --------     --------     --------    ----------      --------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY.............................  $182,238   $267,032   $449,270     $ 14,579     $189,112    $ (376,268)     $276,693
                                       ========   ========   ========     ========     ========    ==========      ========

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
                                ($ IN THOUSANDS)

                                           SUBSIDIARY GUARANTORS
                                       ------------------------------       NON-
                                                    ALL                  GUARANTOR      COMPANY
                                         CEX       OTHERS    COMBINED   SUBSIDIARIES    (PARENT)   ELIMINATIONS  CONSOLIDATED
                                       --------   --------   --------   ------------   ---------   ------------  ------------
FOR THE YEAR ENDED JUNE 30, 1996:
REVENUES:
  Oil and gas sales..................  $103,712   $     --   $103,712    $  6 ,884     $      --   $      253    $  110,849
  Gas marketing sales................        --         --         --       34,973            --       (6,545)       28,428
  Oil and gas service operations.....        --      6,314      6,314           --            --           --         6,314
  Interest and other.................    (1,473)     3,390      1,917          238         1,676           --         3,831
                                       --------   --------   --------    ---------     ---------   ----------    ----------
                                        102,239      9,704    111,943       42,095         1,676       (6,292)      149,422
                                       --------   --------   --------    ---------     ---------   ----------    ----------
COSTS AND EXPENSES:
  Production expenses and taxes......     7,225        332      7,557          746            --           --         8,303
  Gas marketing expenses.............        --         --         --       33,744            --       (6,292)       27,452
  Oil and gas service operations.....        --      4,895      4,895           --            --           --         4,895
  Oil and gas depreciation, depletion
    and amortization.................    48,333         --     48,333        2,566            --           --        50,899
  Other depreciation and
    amortization.....................       258      1,666      1,924           73         1,160           --         3,157
  General and administrative.........     1,090      2,593      3,683          496           649           --         4,828
  Interest and other.................       370        138        508          711        12,460           --        13,679
                                       --------   --------   --------    ---------     ---------   ----------    ----------
                                         57,276      9,624     66,900       38,336        14,269       (6,292)      113,213
                                       --------   --------   --------    ---------     ---------   ----------    ----------
  Income (loss) before income
    taxes............................    44,963         80     45,043        3,759       (12,593)          --        36,209
  Income tax expense (benefit).......        --     15,990     15,990        1,335        (4,471)          --        12,854
                                       --------   --------   --------    ---------     ---------   ----------    ----------
  Net income (loss)..................  $ 44,963   $(15,910)  $ 29,053    $   2,424     $  (8,122)  $       --    $   23,355
                                       ========   ========   ========    =========     =========   ==========    ==========
FOR THE YEAR ENDED JUNE 30, 1995:
REVENUES:
  Oil and gas sales..................  $ 55,417   $     --   $ 55,417    $   1,566     $      --   $       --    $   56,983
  Oil and gas service operations.....        --      8,836      8,836           --            --           --         8,836
  Interest and other.................        --      1,394      1,394           --           130           --         1,524
                                       --------   --------   --------    ---------     ---------   ----------    ----------
                                         55,417     10,230     65,647        1,566           130           --        67,343
                                       --------   --------   --------    ---------     ---------   ----------    ----------
COSTS AND EXPENSES:
  Production expenses and taxes......     3,494        551      4,045          211            --           --         4,256
  Oil and gas service operations.....        --      7,747      7,747           --            --           --         7,747
  Oil and gas depreciation, depletion
    and amortization.................    24,769          6     24,775          635            --           --        25,410
  Other depreciation and
    amortization.....................       138      1,107      1,245            5           515           --         1,765
  General and administrative.........       931      1,689      2,620           58           900           --         3,578
  Interest and other.................       352        218        570          184         5,873           --         6,627
                                       --------   --------   --------    ---------     ---------   ----------    ----------
                                         29,684     11,318     41,002        1,093         7,288           --        49,383
                                       --------   --------   --------    ---------     ---------   ----------    ----------
  Income (loss) before income
    taxes............................    25,733     (1,088)    24,645          473        (7,158)          --        17,960
  Income tax expense (benefit).......        --      8,639      8,639          165        (2,505)          --         6,299
                                       --------   --------   --------    ---------     ---------   ----------     ---------
  Net Income (loss)..................  $ 25,733   $ (9,727)  $ 16,006    $     308     $  (4,653)  $       --     $  11,661
                                       ========   ========   ========    =========     =========   ==========     =========
FOR THE YEAR ENDED JUNE 30, 1994:
REVENUES:
  Oil and gas sales..................  $ 22,404   $     --   $ 22,404    $      --     $      --   $       --     $  22,404
  Oil and gas service operations.....        --      6,439      6,439           --            --           --         6,439
  Interest and other.................        --        622        622           --           359           --           981
                                       --------   --------   --------    ---------     ---------   ----------     ---------
                                         22,404      7,061     29,465           --           359           --        29,824
                                       --------   --------   --------    ---------     ---------   ----------     ---------
COSTS AND EXPENSES:
  Production expenses and taxes......     3,185        462      3,647           --            --           --         3,647
  Oil and gas service operations.....        --      5,199      5,199           --            --           --         5,199
  Oil and gas depreciation, depletion
    and amortization.................     8,141         --      8,141           --            --           --         8,141
  Other depreciation and
    amortization.....................       171      1,536      1,707           --           164           --         1,871
  General and administrative.........       823      2,169      2,992           --           143           --         3,135
  Interest and other.................       507      1,492      1,999           --           677           --         2,676
                                       --------   --------   --------    ---------     ---------   ----------     ---------
                                         12,827     10,858     23,685           --           984           --        24,669
                                       --------   --------   --------    ---------     ---------   ----------     ---------
  Income (loss) before income
    taxes............................     9,577     (3,797)     5,780           --          (625)          --         5,155
  Income tax expense (benefit).......        --      1,400      1,400           --          (150)          --         1,250
                                       --------   --------   --------    ---------     ---------   ----------     ---------
  Net income (loss)..................  $  9,577   $ (5,197)  $  4,380    $      --     $    (475)  $       --     $   3,905
                                       ========   ========   ========    =========     =========   ==========     =========

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
                                ($ IN THOUSANDS)

                                             SUBSIDIARY GUARANTORS
                                        --------------------------------       NON-
                                                      ALL                   GUARANTOR      COMPANY
                                           CEX       OTHERS    COMBINED    SUBSIDIARIES   (PARENT)    ELIMINATIONS   CONSOLIDATED
                                        ---------   --------   ---------   ------------   ---------   ------------   ------------
FOR THE YEAR ENDED JUNE 30, 1996:
CASH FLOWS FROM OPERATING
  ACTIVITIES..........................  $  91,286   $ 35,582   $126,868      $  4,204     $ (10,100)    $     --      $  120,972
CASH FLOWS FROM INVESTING ACTIVITIES
  Oil and gas properties..............   (329,507)   (16,988)  (346,495)       (6,099)           --        5,300        (347,294)
  Proceeds from sales.................      7,458      9,956     17,414            --            --       (5,300)         12,114
  Investment in gas marketing
    company...........................         --         --         --           266          (629)          --            (363)
  Other additions.....................       (177)    (4,506)    (4,683)         (109)       (4,054)          --          (8,846)
                                        ---------   --------   --------      --------     ---------     --------      ----------
                                         (322,226)   (11,538)  (333,764)       (5,942)       (4,683)          --        (344,389)
                                        ---------   --------   --------      --------     ---------     --------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings............     39,000      1,350     40,350        10,300       116,017           --         166,667
  Payments on borrowings..............    (44,010)    (1,387)   (45,397)       (3,200)          (37)          --         (48,634)
  Cash received from exercise of stock
    options...........................         --         --         --            --         1,989           --           1,989
  Cash received from issuance of
    common stock......................         --         --         --            --        99,498           --          99,498
  Intercompany advances, net..........    235,950    (73,173)   162,777        (2,616)     (160,161)          --              --
                                        ---------   --------   --------      --------     ---------     --------      ----------
                                          230,940    (73,210)   157,730         4,484        57,306           --         219,520
                                        ---------   --------   --------      --------     ---------     --------      ----------
Net increase (decrease) in cash and
  cash equivalents....................         --    (49,166)   (49,166)        2,746        42,523           --          (3,897)
Cash, beginning of period.............         --     53,227     53,227             5         2,303           --          55,535
                                        ---------   --------   --------      --------     ---------     --------      ----------
Cash, end of period...................  $      --   $  4,061   $  4,061      $  2,751     $  44,826     $     --      $   51,638
                                        =========   ========   ========      ========     =========     ========      ==========
FOR THE YEAR ENDED JUNE 30, 1995:
CASH FLOWS FROM OPERATING
  ACTIVITIES..........................  $  46,753   $ 13,296   $ 60,049      $    305     $  (4,692)    $   (931)     $   54,731
CASH FLOWS FROM INVESTING ACTIVITIES:
  Oil and gas properties..............   (111,980)    (4,896)  (116,876)       (4,109)           --           --        (120,985)
  Proceeds from sales.................     16,579     11,132     27,711            --            --      (11,500)         16,211
  Purchase of oil and gas
    properties........................         --         --         --       (11,500)           --       11,500              --
  Other additions.....................         --     (7,929)    (7,929)           --            --           --          (7,929)
                                        ---------   --------   --------      --------     ---------     --------      ----------
                                          (95,401)    (1,693)   (97,094)      (15,609)           --           --        (112,703)
                                        ---------   --------   --------      --------     ---------     --------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings............     28,433      1,601     30,034        11,500        87,300           --         128,834
  Payments on borrowings..............    (28,433)    (3,599)   (32,032)         (700)          362           --         (32,370)
  Intercompany advances, net..........     48,648     29,676     78,324         4,509       (83,764)         931              --
  Other financing.....................         --         --         --            --           818           --             818
                                        ---------   --------   --------      --------     ---------     --------      ----------
                                           48,648     27,678     76,326        15,309         4,716          931          97,282
                                        ---------   --------   --------      --------     ---------     --------      ----------
Net increase (decrease) in cash and
  cash equivalents....................         --     39,281     39,281             5            24           --          39,310
Cash, beginning of period.............         --     13,946     13,946            --         2,279           --          16,225
                                        ---------   --------   --------      --------     ---------     --------      ----------
Cash, end of period...................  $      --   $ 53,227   $ 53,227      $      5     $   2,303     $     --      $   55,535
                                        =========   ========   ========      ========     =========     ========      ==========
FOR THE YEAR ENDED JUNE 30, 1994:
CASH FLOWS FROM OPERATING
  ACTIVITIES..........................  $  13,131   $  7,707   $ 20,838      $     --     $  (1,415)    $     --      $   19,423
CASH FLOWS FROM INVESTING ACTIVITIES:
  Oil and gas properties..............    (33,466)    (1,188)   (34,654)           --            --           --         (34,654)
  Proceeds from sales.................      3,268      5,095      8,363            --            --           --           8,363
  Other additions.....................       (159)    (1,782)    (1,941)           --          (979)          --          (2,920)
                                        ---------   --------   --------      --------     ---------     --------      ----------
                                          (30,357)     2,125    (28,232)           --          (979)          --         (29,211)
                                        ---------   --------   --------      --------     ---------     --------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings............         --      8,800      8,800            --        40,000           --          48,800
  Payments on borrowings..............    (10,201)   (15,537)   (25,738)           --            --           --         (25,738)
  Intercompany advances, net..........     27,250      6,715     33,965            --       (33,965)          --              --
  Other financing.....................         --         --         --            --        (1,900)          --          (1,900)
                                        ---------   --------   --------      --------     ---------     --------      ----------
                                           17,049        (22)    17,027            --         4,135           --          21,162
                                        ---------   --------   --------      --------     ---------     --------      ----------
Net increase (decrease) in cash and
  cash equivalents....................       (177)     9,810      9,633            --         1,741           --          11,374
Cash, beginning of period.............        177      4,136      4,313            --           538           --           4,851
                                        ---------   --------   --------      --------     ---------     --------      ----------
Cash, end of period...................  $      --   $ 13,946   $ 13,946      $     --     $   2,279     $     --      $   16,225
                                        =========   ========   ========      ========     =========     ========      ==========

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. NOTES PAYABLE AND LONG-TERM DEBT

     Notes payable and long-term debt consist of the following:

                                                                           JUNE 30,
                                                                     ---------------------
                                                                       1996         1995
                                                                     --------     --------
                                                                       ($ IN THOUSANDS)
    9.125% Senior Notes (see Note 2)...............................  $120,000     $     --
    Discount on 9.125% Senior Notes................................       (81)          --
    10.5% Senior Notes (see Note 2)................................    90,000       90,000
    12% Senior Notes (see Note 2)..................................    47,500       47,500
    Discount on 12% Senior Notes...................................    (1,772)      (2,333)
    Term note payable to Union Bank collateralized by CGDC, not guaranteed by the Company, variable interest at Union Bank's base rate (8.25% per annum at June 30, 1996), or at
      Eurodollar rate +1.875% collateralized by CGDC's producing oil and gas properties, payable in monthly installments
      through November 2002........................................    12,900       10,800
    Term note payable to Union Bank, variable interest at Union
      Bank's base rate or at Eurodollar rate + an incremental rate
      (8.25% per annum at June 30, 1996), collateralized by CEX's producing oil and gas properties and guaranteed by the
      Company......................................................        --           10
    Note payable to a vendor, collateralized by oil and gas
      tubulars, payments due 60 days from shipment of the
      tubulars.....................................................     3,156        6,513
    Note payable to a bank, variable interest at a referenced base rate + 1.75% (10% per annum at June 30, 1996), collateralized by office buildings, payments due in monthly installments
      through May 1998.............................................       680          686
    Notes payable to various entities to acquire oil service
      equipment, interest varies from 7% to 11% per annum,
      collateralized by equipment, payments due in monthly
      installments through December 2000...........................     1,212        2,162
    Other collateralized...........................................     1,469          230
    Other, unsecured...............................................       122          179
                                                                     --------     --------
    Total notes payable and long-term debt.........................   275,186      155,747
    Less -- Current maturities.....................................    (6,755)      (9,993)
                                                                     --------     --------
    Notes payable and long-term debt, net of current maturities....  $268,431     $145,754
                                                                     ========     ========

     The aggregate scheduled maturities of notes payable and long-term debt for the next five fiscal years ending June 30, 2001 and thereafter were as follows as of June 30, 1996 (in thousands of dollars):

        1997..............................................................  $  6,755
        1998..............................................................    14,234
        1999..............................................................    13,637
        2000..............................................................    13,344
        2001..............................................................    14,565
        After 2001........................................................   212,651
                                                                            --------
                                                                            $275,186
                                                                            ========

     In April 1993, CEX entered into an oil and gas reserve-based reducing revolving credit facility (the "Revolving Credit Facility") with Union Bank. The Revolving Credit Facility has been amended from time to

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES time, most recently in September 1996. Concurrent with the September 1996 amendment, the Company increased the facility size to $125 million and expanded its bank group with Union Bank remaining as agent.

     The maturity date of the Revolving Credit Facility is April 30, 2001. The facility provides for interest at the Union Bank reference rate (8.25% at June 30, 1996) or, at the option of the Company the Eurodollar rate plus 1.375% to 1.875% depending on the ratio of the amount outstanding to the borrowing base. Borrowings are collateralized by a first priority lien on substantially all of CEX's proved producing reserves, and are unconditionally guaranteed by the Company. At June 30, 1996 and 1995 there was $0 and $10,000 outstanding under the Revolving Credit Facility, respectively.

     The amount of credit available at any time under the Revolving Credit Facility is the lesser of the commitment amount or the borrowing base. The borrowing base is reduced each month by a specified amount. Both the borrowing base and the monthly reduction amount are redetermined by Union Bank each May 1 and November 1 and may be redetermined at any other time upon the request of CEX or Union Bank. To the extent the amount outstanding at any time exceeds the borrowing base, CEX must reduce the amount outstanding or add additional collateral. At June 30, 1996, the commitment amount and the borrowing base under the Revolving Credit Facility were $35 million, and the monthly reduction amount was $700,000. The Revolving Credit Facility was amended in September 1996 to provide for a borrowing base and a commitment amount of $75 million, with a monthly reduction amount of $1,750,000. The Revolving Credit Facility contains customary financial covenants, limitations on indebtedness and liabilities, liens, prepayments of other indebtedness (including the 12%, 10.5% and 9.125% Senior Notes) and loans, investments and guarantees by the Company and prohibits the payment of dividends on the Company's Common Stock.

     The Company's wholly-owned subsidiary, CGDC, has a credit facility with Union Bank (the "Term Credit Facility"), with an outstanding balance of $12.9 million at June 30, 1996. Collateral for the Term Credit Facility is limited to CGDC's producing oil and gas properties. The Term Credit Facility has not been guaranteed by the Company or any of its other subsidiaries and is recourse only to the assets of CGDC. CGDC acquired producing oil and gas properties from CEX in December 1994, June 1995 and December 1995 in exchange for $5.5 million, $6 million and $5.3 million in cash, respectively, using proceeds borrowed under this facility. CGDC has not guaranteed the payment of the Company's 12%, 10.5% or 9.125% Senior Notes, nor has the capital stock of CGDC been pledged as collateral for such indebtedness. The terms of the Term Credit Facility prohibit the payment of dividends by CGDC.

4. CONTINGENCIES AND COMMITMENTS

     The Company is currently involved in various routine disputes incidental to its business operations. While it is not possible to determine the ultimate disposition of these matters, management, after consultation with legal counsel, is of the opinion that the final resolution of all currently pending or threatened litigation is not likely to have a material adverse effect on the consolidated financial position or results of operations of the Company.

     The Company has employment contracts with its two principal shareholders and its chief financial officer and various other senior management personnel which provide for annual base salaries, bonus compensation and various benefits. The contracts provide for the continuation of salary and benefits for the respective terms of the agreements in the event of termination of employment without cause. These agreements expire June 30, 1997 through June 30, 1998.

     Due to the nature of the oil and gas business, the Company and its subsidiaries are exposed to possible environmental risks. The Company has implemented various policies and procedures to avoid environmental contamination and risks from environmental contamination. The Company is not aware of any potential environmental issues or claims.

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

5. INCOME TAXES

     As discussed in Note 1, the Company has adopted SFAS 109. The components of the income tax provision for each of the periods are as follows:

                                                                   YEAR ENDED JUNE 30,
                                                              -----------------------------
                                                               1996        1995       1994
                                                              -------     ------     ------
                                                                    ($ IN THOUSANDS)
    Current.................................................  $    --     $   --     $   --
    Deferred................................................   12,854      6,299      1,250
                                                              -------     ------     ------
              Total.........................................  $12,854     $6,299     $1,250
                                                              =======     ======     ======

     The effective income tax rate differed from the computed "expected" federal income tax rate on earnings before income taxes for the following reasons:

                                                                   YEAR ENDED JUNE 30,
                                                              -----------------------------
                                                               1996        1995       1994
                                                              -------     ------     ------
                                                                    ($ IN THOUSANDS)
    Computed "expected" income tax provision................  $12,673     $6,286     $1,753
    Tax percentage depletion................................     (238)      (144)      (780)
    Other...................................................      419        157        277
                                                              -------     ------     ------
                                                              $12,854     $6,299     $1,250
                                                              =======     ======     ======

     Deferred income taxes are provided to reflect temporary differences in the basis of net assets for income tax and financial reporting purposes. The tax effected temporary differences and tax loss carryforwards which comprise deferred taxes are as follows:

                                                                YEAR ENDED JUNE 30,
                                                         ----------------------------------
                                                           1996         1995         1994
                                                         --------     --------     --------
                                                                  ($ IN THOUSANDS)
    Deferred tax liabilities:
    Acquisition, exploration and development costs and
      related depreciation, depletion and
      amortization.....................................  $(63,725)    $(31,220)    $(15,872)
                                                         --------     --------     --------
    Deferred tax assets:
    Net operating loss carryforwards...................    50,776       23,414       12,879
    Percentage depletion carryforward..................       764          526          780
                                                         --------     --------     --------
                                                           51,540       23,940       13,659
                                                         --------     --------     --------
    Total Deferred Income Taxes........................  $(12,185)    $ (7,280)    $ (2,213)
                                                         ========     ========     ========

     At June 30, 1996, the Company had regular tax net operating loss carryforwards of approximately $140 million and alternative minimum tax net operating loss carryforwards of approximately $15 million. These loss carryforward amounts will expire during the years 2007 through 2011. The Company also had a percentage depletion carryforward of approximately $2.3 million at June 30, 1996, which is available to offset future federal income taxes payable and has no expiration date.

     In accordance with certain provisions of the Tax Reform Act of 1986, a change of greater than 50% of the beneficial ownership of the Company within a three-year period (an "Ownership Change") would place an annual limitation on the Company's ability to utilize its existing tax carryforwards. Under regulations issued by

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES the Internal Revenue Service, the Company does not believe that an Ownership Change has occurred as of June 30, 1996.

6. RELATED PARTY TRANSACTIONS

     Certain directors, shareholders and employees of the Company have acquired working interests in certain of the Company's oil and gas properties. The owners of such working interests are required to pay their proportionate share of all costs. As of June 30, 1996, 1995 and 1994 the Company had accounts receivable for these costs of $2.9 million, $4.4 million and $1.7 million, respectively.

     During fiscal 1996, 1995 and 1994 the Company incurred legal expenses of $347,000, $516,000 and $631,000, respectively, for legal services provided by the law firm of which a director is a member.

7. EMPLOYEE BENEFIT PLANS

     Effective October 1, 1989, the Company established a 401(K) profit sharing plan. On December 1, 1993, the Company amended the plan and established the Chesapeake Energy Savings and Incentive Plan. On January 1, 1996 the Company amended the plan and established the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Savings and Incentive Stock Bonus Plan"). Eligible employees may make voluntary contributions to the Savings and Incentive Stock Bonus Plan which are matched by the Company up to 10% of the employees' annual salary with the Company's common stock. The amount of employee contributions is limited as specified in the Savings and Incentive Stock Bonus Plan. The Company may, at its discretion, make additional contributions to the Savings and Incentive Stock Bonus Plan. The Company contributed $187,000, $95,000 and $70,000 to the Savings and Incentive Stock Bonus Plan during the fiscal years ended June 30, 1996, 1995 and 1994, respectively.

8. MAJOR CUSTOMERS

     Sales to individual customers constituting 10% or more of total oil and gas sales were as follows:

                                                                             PERCENT OF
YEAR                                                      AMOUNT          OIL AND GAS SALES
----                                                 ----------------     -----------------
                                                               ($ IN THOUSANDS)
1996     Aquila Southwest Pipeline Corporation           $ 41,900                38%
         GPM Gas Corporation                             $ 28,700                26%
         Wickford Energy Marketing, L.C.                 $ 18,500                17%

1995     Aquila Southwest Pipeline Corporation           $ 18,548                33%
         Wickford Energy Marketing, L.C.                 $ 15,704                28%
         GPM Gas Corporation                             $ 11,686                21%

1994     Wickford Energy Marketing, L.C.                 $  6,190                28%
         GPM Gas Corporation                             $  6,105                27%
         Plains Marketing and Transportation,            $  2,659                12%
         Inc.
         Texaco Exploration & Production, Inc.           $  2,249                10%

     Management believes that the loss of any of the above customers would not have a material impact on the Company's results of operations or its financial position.

9. STOCKHOLDERS' EQUITY

     On April 9, 1996, the Company completed a public offering of 2,475,000 shares of Common Stock at a price of $35.33 per share, resulting in net proceeds (after offering costs) to the Company of approximately $82.1 million. On April 12, 1996, the underwriters exercised an over-allotment option to purchase an

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES additional 519,750 shares of Common Stock at a price of $35.33 per share, resulting in additional net proceeds (after offering costs) to the Company of approximately $17.3 million. The net proceeds from the offering were used to fund a portion of the Company's exploration and development capital expenditures and for general corporate purposes.

     On March 31, 1994, the Company issued 12% Senior Notes and Warrants for 2,190,937 shares of the Company's Common Stock (see Note 2). The Warrants were valued at $3.04 million and are recorded as Common Stock Warrants and paid-in capital on the accompanying consolidated balance sheets. A portion of the 12% Senior Notes and Warrants were issued to Trust Company of the West in exchange for preferred stock, warrants to purchase Common Stock and an overriding royalty interest.

     A 1.8-for-1 stock split of the Common Stock in January 1993, a 2-for-1 stock split of the Common Stock in December 1994, and 3-for-2 stock splits of the Common Stock in December 1995 and June 1996 have been given retroactive effect in these financial statements.

  Stock Option Plans

     Under the Company's 1992 Incentive Stock Option Plan (the "ISO Plan"), options to purchase Common Stock may be granted only to employees of the Company and its subsidiaries. Subject to any adjustment as provided by the ISO Plan, the aggregate number of shares which may be issued and sold may not exceed 1,881,000 shares. The maximum period for exercise of an option may not be more than ten years (or five years for an optionee who owns more than 10% of the Common Stock) from the date of grant, and the exercise price may not be less than the fair market value of the shares underlying the options on the date of grant (or 110% of such value for an optionee who owns more than 10% of the Common Stock). Options granted become exercisable at dates determined by the Stock Option Committee of the Board of Directors. No options may be granted under the ISO Plan after December 16, 1994.

     Under the Company's 1992 Nonstatutory Stock Option Plan (the "NSO Plan"), non-qualified options to purchase Common Stock may be granted only to directors and consultants of the Company. Subject to any adjustment as provided by the NSO Plan, the aggregate number of shares which may be issued and sold may not exceed 1,566,000 shares. The maximum period for exercise of an option may not be more than ten years from the date of grant, and the exercise price may not be less than the fair market value of the shares underlying the options on the date of grant. Options granted become exercisable at dates determined by the Stock Option Committee of the Board of Directors. No options may be granted under the NSO Plan after December 10, 2002.

     Under the Company's 1994 Stock Option Plan (the "1994 Plan"), incentive and nonqualified stock options to purchase Common Stock may be granted to employees of the Company and its subsidiaries. Subject to any adjustment as provided by the 1994 Plan, the aggregate number of shares which may be issued and sold may not exceed 2,443,455 shares. The maximum period for exercise of an option may not be more than ten years from the date of grant, and the exercise price may not be less than the fair market value of the shares underlying the options on the date of grant. Options granted become exercisable at dates determined by the Stock Option Committee of the Board of Directors. No options may be granted under the 1994 Plan after December 16, 2004.

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

                                                                  # OF           OPTION
                                                                 OPTIONS         PRICES
                                                                ---------     -------------
    Options outstanding at June 30, 1993......................    885,780      $1.11- $2.67

    Options granted...........................................  1,640,250      $1.11- $1.71
    Options exercised.........................................         --                 -
    Options terminated........................................     (9,360)     $1.11- $1.33
    Options outstanding at June 30, 1994......................  2,516,670      $1.11- $2.67

    Options granted...........................................  1,592,775      $4.50- $9.84
    Options exercised.........................................   (644,366)     $1.11- $2.67
    Options terminated........................................    (50,783)     $1.11- $4.50
    Options outstanding at June 30, 1995......................  3,414,296      $1.11- $9.84

    Options granted...........................................  1,213,425     $11.33-$35.33
    Options exercised.........................................   (787,023)     $1.11-$35.33
    Options terminated........................................    (39,256)     $1.11-$11.33
    Options outstanding at June 30, 1996......................  3,801,442      $1.11-$35.33

     The exercise of certain stock options results in state and federal income tax benefits to the Company related to the difference between the market price of the Common Stock at the date of disposition (or sale) and the option price. During fiscal 1996 and 1995, $7,950,000 and $1,229,000 was recorded as an adjustment to additional paid-in capital and deferred income taxes with respect to such tax benefits.

10. FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

     The Company has only limited involvement with derivative financial instruments, as defined in Statement of Financial Accounting Standards No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments" and does not use them for trading purposes. The Company's objective is to hedge a portion of its exposure to price volatility from producing crude oil and natural gas. These arrangements may expose the Company to credit risk from its counter-parties and to basis risk.

 Hedging Activities

     Periodically the Company utilizes hedging strategies to hedge the price of a portion of its future oil and gas production. These strategies include swap arrangements that establish an index-related price above which the Company pays the hedging partner and below which the Company is paid by the hedging partner, the purchase of index-related puts that provide for a "floor" price to the Company to be paid by the counter-party to the extent the price of the commodity is below the contracted floor, and basis protection swaps.

     As of June 30, 1996, the Company had established NYMEX-based crude oil swap agreements for 1,000 Bbl per day for July 1, 1996 through August 31, 1996 at an average price of $17.85 per Bbl. The counter-party has the option exercisable monthly for an additional 1,000 Bbl per day for the period July 1, 1996 through December 31, 1996 to cause a swap if the price exceeds an average $17.74 per Bbl. The actual settlements for July and August resulted in a $0.5 million payment to the counter-party. The Company estimates, based on NYMEX prices as of August 30, 1996, that the effect of the September through December hedges would be a $0.4 million payment to the counter-party.

     The Company has purchased Houston Ship Channel put options which guarantee the Company an average floor price of $2.21/Mmbtu for 20,000 Mmbtu per day for the period of November 1, 1996 through February 28, 1997. The average cost of these puts was $0.14 per Mmbtu.

     As of June 30, 1996, the Company had NYMEX-based natural gas swaps and NYMEX/Houston Ship Channel Basis swaps for the months of July through October 1996. These transactions resulted in payments to

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES the Company's counter-party of approximately $2 million for the month of July 1996 and $1.5 million for the month of August 1996. The Company estimates, based on NYMEX prices as of August 30, 1996, that the effect of the September and October hedges would be a $0.2 million payment to the counter-party.

  Concentration of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. The Company's accounts receivable are primarily from purchasers of oil and natural gas products and exploration and production companies which own interests in properties operated by the Company. The industry concentration has the potential to impact the Company's overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic, industry or other conditions. The Company generally requires letters of credit for receivables from customers which are not considered investment grade, unless the credit risk can otherwise be mitigated.

  Fair Value of Financial Instruments

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     The carrying values of items comprising current assets and current liabilities approximate fair values due to the short-term maturities of these instruments. The Company estimates the fair value of its long-term, fixed-rate debt using quoted market prices. The Company's carrying amount for such debt at June 30, 1996 and 1995 was $255.6 million and $135.2 million, respectively, compared to approximate fair values of $261.2 million and $137.8 million, respectively. The carrying value of other long-term debt approximates its fair value as interest rates are primarily variable, based on prevailing market rates.

11. DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES

  Net Capitalized Costs

     Evaluated and unevaluated capitalized costs related to the Company's oil and gas producing activities are summarized as follows:

                                                                           JUNE 30,
                                                                     ---------------------
                                                                       1996         1995
                                                                     --------     --------
                                                                       ($ IN THOUSANDS)
    Oil and gas properties:
      Proved.......................................................  $363,213     $165,302
      Unproved.....................................................   165,441       27,474
                                                                     --------     --------
              Total................................................   528,654      192,776
    Less accumulated depreciation, depletion and amortization......   (92,720)     (41,821)
                                                                     --------     --------
    Net capitalized costs..........................................  $435,934     $150,955
                                                                     ========     ========

     Unproved properties not subject to amortization at June 30, 1996 and 1995, consist mainly of lease acquisition costs. The Company capitalized approximately $6,428,000 and $1,574,000 of interest during the years ended June 30, 1996 and 1995 on significant investments in unproved properties that are not being currently depreciated, depleted, or amortized and on which exploration or development activities are in progress. The Company will continue to evaluate its unevaluated properties; however, the timing of the ultimate evaluation and disposition of the properties has not been determined.

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

  Costs Incurred in Oil and Gas Acquisition, Exploration and Development

     Costs incurred in oil and gas property acquisition, exploration and development activities which have been capitalized are summarized as follows:

                                                                      JUNE 30,
                                                          ---------------------------------
                                                            1996         1995        1994
                                                          --------     --------     -------
                                                                  ($ IN THOUSANDS)
    Development costs...................................  $143,437     $ 81,833     $26,277
    Exploration costs...................................    39,410       14,129       5,358
    Acquisition costs:
      Unproved properties...............................   138,188       24,437       3,305
      Proved properties.................................    24,560           --          --
    Capitalized internal costs..........................     1,699          586         965
    Proceeds from sale of leasehold, equipment and
      other.............................................   (11,416)     (15,107)     (7,598)
                                                          --------     --------     -------
              Total.....................................  $335,878     $105,878     $28,307
                                                          ========     ========     =======

  Results of Operations from Oil and Gas Producing Activities (unaudited)

     The Company's results of operations from oil and gas producing activities are presented below for the years ended June 30, 1996, 1995 and 1994, respectively. The following table includes revenues and expenses associated directly with the Company's oil and gas producing activities. It does not include any allocation of the Company's interest costs and, therefore, is not necessarily indicative of the contribution to consolidated net operating results of the Company's oil and gas operations.

                                                                      JUNE 30,
                                                          ---------------------------------
                                                            1996         1995        1994
                                                          --------     --------     -------
                                                                  ($ IN THOUSANDS)
    Oil and gas sales...................................  $110,849     $ 56,983     $22,404
    Production costs(a).................................    (8,303)      (4,256)     (3,647)
    Depletion and depreciation..........................   (50,899)     (25,410)     (8,141)
    Imputed income tax provision(b).....................   (18,335)      (9,561)     (3,610)
                                                          --------     --------     -------
    Results of operations from oil and gas producing
      activities........................................  $ 33,312     $ 17,756     $ 7,006
                                                          ========     ========     =======

---------------

(a) Production costs include lease operating expenses and production taxes.

(b) The imputed income tax provision is hypothetical and determined without regard to the Company's deduction for general and administrative expenses, interest costs and other income tax credits and deductions.

  Oil and Gas Reserve Quantities (unaudited)

     The reserve information presented below is based upon reports prepared by the independent petroleum engineering firm of Williamson Petroleum Consultants, Inc. ("Williamson") as of June 30, 1996, 1995 and 1994 and the Company's petroleum engineers as of June 30, 1996 and 1995. The reserves evaluated internally by the Company constituted approximately 0.6% and 0.5% of total proved reserves as of June 30, 1996 and 1995, respectively. The information is presented in accordance with regulations prescribed by the Securities and Exchange Commission. The Company emphasizes that reserve estimates are inherently imprecise. The Company's reserve estimates were generally based upon extrapolation of historical production trends, analogy

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES to similar properties and volumetric calculations. Accordingly, these estimates are expected to change, and such changes could be material, as future information becomes available.

     Proved oil and gas reserves represent the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those expected to be recovered through existing wells with existing equipment and operating methods.

     Presented below is a summary of changes in estimated reserves of the Company based upon the reports prepared by Williamson for 1996, 1995 and 1994, along with those prepared by the Company's petroleum engineers for 1996 and 1995:

                                                             JUNE 30,
                                    -----------------------------------------------------------
                                          1996                 1995                 1994
                                    -----------------    -----------------    -----------------
                                     OIL        GAS       OIL        GAS       OIL        GAS
                                    (MBBL)    (MMCF)     (MBBL)    (MMCF)     (MBBL)    (MMCF)
                                    ------    -------    ------    -------    ------    -------
    Proved reserves, beginning of
      year........................  5,116    211,808    4,154    117,066      9,622      79,763
    Extensions, discoveries and
      other additions.............  8,924    173,577    2,345    129,444      2,335      82,965
    Revisions of previous
      estimate....................   (812)    (2,538)    (244)    (9,588)      (868)     (5,523)
    Production.................... (1,413)   (51,710)  (1,139)   (25,114)      (537)     (6,927)
    Sale of reserves-in-place.....     --         --       --         --     (6,398)    (33,212)
    Purchase of
      reserves-in-place...........    443     20,087       --         --         --          --
                                   ------    -------    -----    -------      -----     -------
    Proved reserves, end of
      year........................ 12,258    351,224    5,116    211,808      4,154     117,066
                                   ======    =======    =====    =======      =====     =======
    Proved developed reserves, end
      of year.....................  3,648    144,721    1,973     77,764      1,313      30,445
                                   ======    =======    =====    =======      =====     =======

     On April 30, 1996, the Company purchased interests in certain producing and non-producing oil and gas properties, including approximately 14,000 net acres of unevaluated leasehold, from Amerada Hess Corporation for $35 million, subject to adjustment for activity after the effective date of January 1, 1996. The properties are located in the Knox and Golden Trend fields of southern Oklahoma, most of which are operated by the Company.

     In October 1993, the Company entered into a joint development agreement covering a 20,000 gross acre development area in the Fayette County portion of the Giddings Field in southern Texas. The Company's ownership interests in the proved undeveloped properties covered by the joint development agreement were significantly less than those used in the June 30, 1993 reserve report. The impact of the reduced ownership percentages is reflected as sales of reserves in place in fiscal 1994 in the preceding table.

  Standardized Measure of Discounted Future Net Cash Flows (unaudited)

     Statement of Financial Accounting Standards No. 69 ("SFAS 69") prescribes guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. The Company has followed these guidelines which are briefly discussed below.

     Future cash inflows and future production and development costs are determined by applying year-end prices and costs to the estimated quantities of oil and gas to be produced. Estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced based on year-end economic conditions. Estimated future income taxes are computed using current statutory income tax rates including consideration for the current tax basis of the properties and related carryforwards, giving effect to

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES permanent differences and tax credits. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

     The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect the Company's expectations of actual revenue to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

     The following summary sets forth the Company's future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in SFAS 69:

                                                                       JUNE 30,
                                                          ----------------------------------
                                                             1996         1995        1994
                                                          ----------    --------    --------
                                                                   ($ IN THOUSANDS)
    Future cash inflows.................................  $1,101,642    $427,377    $307,600
    Future production costs.............................    (168,974)    (75,927)    (50,765)
    Future development costs............................    (137,068)    (76,543)    (47,040)
    Future income tax provision.........................    (173,439)    (46,537)    (36,847)
                                                          ----------    --------    --------
    Future net cash flows...............................     622,161     228,370     172,948
    Less effect of a 10% discount factor................    (171,973)    (69,359)    (54,340)
                                                          ----------    --------    --------
    Standardized measure of discounted future net cash
      flows.............................................  $  450,188    $159,011    $118,608
                                                          ==========    ========    ========

     The principal sources of change in the standardized measure of discounted future net cash flows are as follows:

                                                                      JUNE 30,
                                                          ---------------------------------
                                                            1996         1995        1994
                                                          ---------    --------    --------
                                                                  ($ IN THOUSANDS)
    Standardized measure, beginning of year.............  $ 159,011    $118,608    $119,744
    Sales of oil and gas produced, net of production
      costs.............................................   (102,546)    (52,727)    (18,757)
    Net changes in prices and production costs..........     87,736     (25,574)    (10,795)
    Extensions and discoveries, net of production and
      development costs.................................    292,255      93,969      99,175
    Changes in future development costs.................    (11,201)      3,406      (2,855)
    Development costs incurred during the period that
      reduced future development costs..................     43,409      23,678       9,855
    Revisions of previous quantity estimates............    (10,505)    (11,204)    (13,107)
    Purchase of undeveloped reserves-in-place...........     29,641          --          --
    Sales of reserves-in-place..........................         --          --     (66,372)
    Accretion of discount...............................     18,814      14,126      14,166
    Net change in income taxes..........................    (67,705)     (6,486)       (720)
    Changes in production rates and other...............     11,279       1,215     (11,726)
                                                          ---------    --------    --------
    Standardized measure, end of year...................  $ 450,188    $159,011    $118,608
                                                          =========    ========    ========

                 CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

12. QUARTERLY FINANCIAL DATA (unaudited)

     Summarized unaudited quarterly financial data for fiscal 1996 and 1995 are as follows ($ in thousands except per share data):

                                                                  QUARTER ENDED
                                              ------------------------------------------------------
                                              SEPTEMBER 30,    DECEMBER 31,    MARCH 31,    JUNE 30,
                                                  1995             1995          1996         1996
                                              -------------    ------------    ---------    --------
    Net sales...............................     $21,988         $ 31,766       $44,145     $ 47,692
    Gross profit(a).........................       6,368           11,368        14,741       13,580
    Net income..............................       2,915            5,459         7,623        7,358
    Net income per share:
      Primary...............................         .10              .19           .26          .23
      Fully-diluted.........................         .10              .19           .26          .23

                                                                  QUARTER ENDED
                                              ------------------------------------------------------
                                              SEPTEMBER 30,    DECEMBER 31,    MARCH 31,    JUNE 30,
                                                  1994             1994          1995         1995
                                              -------------    ------------    ---------    --------
    Net sales...............................     $13,042         $ 14,186       $15,788     $ 22,803
    Gross profit(a).........................       4,559            5,805         4,997        7,702
    Net income..............................       2,336            3,248         2,305        3,772
    Net income per share:
      Primary...............................         .09              .12           .08          .13
      Fully-diluted.........................         .09              .12           .08          .13

---------------

(a) Total revenue excluding interest and other income, less total costs and expenses excluding interest and other expense.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the General Partner and Limited Partner of
Chesapeake Exploration Limited Partnership

     We have audited the accompanying balance sheet of Chesapeake Exploration Limited Partnership ("CEX") as of June 30, 1996, and the related consolidated statements of income, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the CEX management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CEX as of June 30, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

     As more fully described in Note 1, CEX is a limited partnership owned by Chesapeake Energy Corporation ("CEC") and Chesapeake Operating, Inc. ("COI"). CEX has no employees and it is dependent on the financial resources of CEC and COI as well as being dependent on management by COI. Accordingly, CEX has significant transactions with CEC and COI which are disclosed in Note 4. The financial statements of CEX should be read in conjunction with the consolidated financial statements of CEC.

COOPERS & LYBRAND L.L.P.

Oklahoma City, Oklahoma
September 13, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the General Partner and Limited Partner of
Chesapeake Exploration Limited Partnership

     In our opinion, the balance sheet and the related statements of income, of partners' capital and of cash flows as of and for each of the two years in the period ended June 30, 1995 present fairly, in all material respects, the financial position, results of operations and cash flows of Chesapeake Exploration Limited Partnership ("CEX" formerly Chesapeake Exploration Company) as of and for each of the two years in the period ended June 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of CEX's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the financial statements of CEX for any period subsequent to June 30, 1995.

     As more fully described in Note 1, CEX is a limited partnership owned by Chesapeake Energy Corporation ("CEC") and Chesapeake Operating, Inc. ("COI"). CEX has no employees and it is dependent on the financial resources of CEC and COI as well as being dependent on management by COI. Accordingly, CEX has significant transactions with CEC and COI which are disclosed in Note 4. The financial statements of CEX should be read in conjunction with the consolidated financial statements of CEC.

PRICE WATERHOUSE LLP

Houston, Texas
September 20, 1995

                   CHESAPEAKE EXPLORATION LIMITED PARTNERSHIP
         (A WHOLLY-OWNED PARTNERSHIP OF CHESAPEAKE ENERGY CORPORATION)

                                 BALANCE SHEETS


                                     ASSETS                                    JUNE 30,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
                                                                            ($ IN THOUSANDS)
CURRENT ASSETS:
  Accounts receivable..................................................  $ 14,778     $  9,867
  Prepaid expenses.....................................................     1,891           --
                                                                         --------     --------
          Total Current Assets.........................................    16,669        9,867
                                                                         --------     --------
PROPERTY AND EQUIPMENT:
  Oil and gas properties, at cost based on full cost accounting:.......   346,821      163,521
  Unevaluated properties...............................................   165,441       27,474
  Less: accumulated depreciation, depletion and amortization...........   (84,726)     (36,959)
                                                                         --------     --------
          Total Property and Equipment.................................   427,536      154,036
                                                                         --------     --------
INTERCOMPANY RECEIVABLES:
  Chesapeake Energy Corporation........................................    47,502       14,682
  Chesapeake Gas Development Corporation...............................     8,171        2,877
  Other................................................................       382           --
                                                                         --------     --------
                                                                           56,055       17,559
                                                                         --------     --------
OTHER ASSETS...........................................................       694          776
                                                                         --------     --------
TOTAL ASSETS...........................................................  $500,954     $182,238
                                                                         ========     ========

                       LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
  Accrued Expenses.....................................................  $    789     $    516
                                                                         --------     --------
          Total Current Liabilities....................................       789          516
                                                                         --------     --------
LONG-TERM DEBT.........................................................        --           10
                                                                         --------     --------
INTERCOMPANY PAYABLES:
  Lindsay Oil Field Supply.............................................     2,190        2,190
  Chesapeake Operating, Inc............................................   411,536      138,046
                                                                         --------     --------
                                                                          413,726      140,236
                                                                         --------     --------
CONTINGENCIES AND COMMITMENTS (Note 3).................................        --           --
                                                                         --------     --------
PARTNERS' CAPITAL:
  Contributions........................................................       424          424
  Accumulated Earnings.................................................    86,015       41,052
                                                                         --------     --------
          Total Partners' Capital......................................    86,439       41,476
                                                                         --------     --------
TOTAL LIABILITIES & PARTNERS' CAPITAL..................................  $500,954     $182,238
                                                                         ========     ========

   The accompanying notes are an integral part of these financial statements.

                   CHESAPEAKE EXPLORATION LIMITED PARTNERSHIP
         (A WHOLLY-OWNED PARTNERSHIP OF CHESAPEAKE ENERGY CORPORATION)

                              STATEMENTS OF INCOME

                                                                     YEAR ENDED JUNE 30,
                                                               --------------------------------
                                                                 1996        1995        1994
                                                               --------     -------     -------
                                                                       ($ IN THOUSANDS)
REVENUES:
  Oil and gas sales..........................................  $103,712     $55,417     $22,404
  Other income (expense).....................................    (1,473)         --          --
                                                               --------     -------     -------
          Total Revenues.....................................   102,239      55,417      22,404
                                                               --------     -------     -------
COSTS AND EXPENSES:
  Production expenses and taxes..............................     7,225       3,494       3,185
  Oil and gas depreciation, depletion and amortization.......    48,333      24,769       8,141
  General and administrative.................................     1,090         931         823
  Amortization...............................................       258         138         171
  Interest...................................................       370         352         507
                                                               --------     -------     -------
          Total Costs and Expenses...........................    57,276      29,684      12,827
                                                               --------     -------     -------
NET INCOME...................................................  $ 44,963     $25,733     $ 9,577
                                                               ========     =======     =======

   The accompanying notes are an integral part of these financial statements.

                   CHESAPEAKE EXPLORATION LIMITED PARTNERSHIP
         (A WHOLLY-OWNED PARTNERSHIP OF CHESAPEAKE ENERGY CORPORATION)

                        STATEMENTS OF PARTNERS' CAPITAL

                                                                   CEC        COI        TOTAL
                                                                 -------     ------     -------
                                                                       ($ IN THOUSANDS)
Balance at June 30, 1993.......................................  $ 5,549     $  617     $ 6,166
1994 Net Income................................................    8,619        958       9,577
                                                                 -------     ------     -------
Balance at June 30, 1994.......................................  $14,168     $1,575     $15,743
1995 Net Income................................................   23,160      2,573      25,733
                                                                 -------     ------     -------
Balance at June 30, 1995.......................................  $37,328     $4,148     $41,476
1996 Net Income................................................   40,467      4,496      44,963
                                                                 -------     ------     -------
Balance at June 30, 1996.......................................  $77,795     $8,644     $86,439
                                                                 =======     ======     =======

   The accompanying notes are an integral part of these financial statements.

                   CHESAPEAKE EXPLORATION LIMITED PARTNERSHIP
         (A WHOLLY-OWNED PARTNERSHIP OF CHESAPEAKE ENERGY CORPORATION)

                            STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED JUNE 30,
                                                           ------------------------------------
                                                             1996          1995          1994
                                                           ---------     ---------     --------
                                                                      ($ IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME...............................................  $  44,963     $  25,733     $  9,577
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED
  BY OPERATING ACTIVITIES:
  Oil and gas depreciation, depletion and amortization...     48,333        24,769        8,141
  Amortization...........................................        258           138          171
  General and administrative -- Allocated................      1,090           931          814
CHANGES IN ASSETS AND LIABILITIES:
  Increase (decrease) in assets/liabilities..............     (3,358)       (4,818)      (5,572)
                                                           ---------     ---------     --------
     Cash provided by operating activities...............     91,286        46,753       13,131
                                                           ---------     ---------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Development and acquisition of oil and gas
     properties..........................................   (329,507)     (111,980)     (33,466)
  Proceeds from leasehold sales..........................      2,158         5,079        3,268
  Sale of producing properties...........................      5,300        11,500           --
  Other..................................................       (177)           --         (159)
                                                           ---------     ---------     --------
     Cash used in investing activities...................   (322,226)      (95,401)     (30,357)
                                                           ---------     ---------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term borrowings.....................     39,000        28,433           --
  Payments on long-term borrowings.......................    (44,010)      (28,433)     (10,201)
  Intercompany advances..................................    415,270       144,596       42,496
  Intercompany payments..................................   (179,320)      (95,948)     (15,246)
                                                           ---------     ---------     --------
     Cash provided by financing activities...............    230,940        48,648       17,049
                                                           ---------     ---------     --------
Net (decrease) increase in cash and cash equivalents.....         --            --         (177)
Cash and cash equivalents, beginning of period...........         --            --          177
                                                           ---------     ---------     --------
Cash and cash equivalents, end of period.................  $      --     $      --     $     --
                                                           =========     =========     ========
CASH INTEREST PAID.......................................  $     563     $     453     $    507
                                                           =========     =========     ========

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

     During the three years ended June 30, 1996, CEX had non-cash intercompany transactions with the Company consisting primarily of allocated general and administrative expenses. In fiscal 1996 and 1995, the difference between the net book value and the proceeds from the sale of oil and gas properties sold to CGDC of $782,000 and $2,852,000, respectively, resulted in a non-cash transfer.

  The accompanying notes are an integral part of these consolidated financial statements.

                   CHESAPEAKE EXPLORATION LIMITED PARTNERSHIP
         (A WHOLLY-OWNED PARTNERSHIP OF CHESAPEAKE ENERGY CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Chesapeake Exploration Limited Partnership, an Oklahoma limited partnership ("CEX"), was formed on December 27, 1994 and acquired Chesapeake Exploration Company ("Exploration") by merger on such date. Exploration was a general partnership which was 10% owned by Chesapeake Operating, Inc. ("COI") and 90% owned by Chesapeake Energy Corporation ("CEC" or the "Company"). CEC owns 100% of the Common Stock of COI. CEX is 10% owned by COI as the sole general partner, and 90% owned directly by the Company, as the sole limited partner.

     Effective December 31, 1994, COI transferred to CEX all of the Company's undeveloped leasehold acreage, thereby formalizing their prior economic arrangement. Historically, COI had transferred undeveloped leasehold acreage to CEX on a property-by-property basis as drilling commenced. CEX also owns substantially all of the Company's proved developed oil and gas properties. Accordingly, the financial statements of CEX include costs related to proved undeveloped properties and unevaluated properties, as well as proved producing properties. The change in partnership structure and the transfer of undeveloped leasehold by COI to CEX have been accounted for as a reorganization of entities under common control in a manner similar to a pooling-of-interests.

     The CEX financial statements were prepared on a separate entity basis as reflected in the Company's books and records and include all material costs of doing business as if the partnership were on a stand-alone basis, except that interest is not charged on intercompany accounts, or allocated.

     Capital is provided by advances from CEC and COI, and to a lesser extent directly by CEX's bank credit facilities.

     These financial statements should be read in conjunction with CEC's consolidated financial statements.

  Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  Oil and Gas Properties

     CEC, and therefore CEX, follows the full cost method of accounting under which all costs associated with property acquisition, exploration and development activities are capitalized. CEX capitalizes internal costs that can be directly identified with its acquisition, exploration and development activities. Such costs do not include any costs related to production, general corporate overhead or similar activities (see Note 7). Capitalized costs are amortized on a composite unit-of-production method based on proved oil and gas reserves. CEX's oil and gas reserves are estimated annually by independent petroleum engineers. The average composite rates used for depreciation, depletion and amortization were $.85, $.80 and $.80 per equivalent Mcf in 1996, 1995 and 1994, respectively. Proceeds from the sale of properties are accounted for as reductions to capitalized costs unless such sales involve a significant change in the relationship between costs and the value of proved reserves or the underlying value of unproved properties, in which case a gain or loss is recognized. Unamortized costs, as reduced by related deferred taxes, are subject to a ceiling which limits such amounts to the estimated present value of oil and gas reserves, reduced by operating expenses, future development costs and income taxes. The costs of unproved properties are excluded from amortization until the properties are evaluated.

                   CHESAPEAKE EXPLORATION LIMITED PARTNERSHIP
         (A WHOLLY-OWNED PARTNERSHIP OF CHESAPEAKE ENERGY CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     On April 30, 1996, CEX purchased interests in certain producing and non-producing oil and gas properties, including approximately 14,000 net acres of unevaluated leasehold, from Amerada Hess Corporation for $35 million, subject to adjustment for activity after the effective date of January 1, 1996. The properties are located in the Knox and Golden Trend fields of southern Oklahoma, most of which are operated by the Company.

  Capitalized Interest

     During fiscal 1996, 1995 and 1994, interest of approximately $6,428,000, $1,574,000 and $356,000 was capitalized on significant investments in unproved properties that are not being currently depreciated, depleted, or amortized and on which exploration or development activities are in progress.

  Intercompany Transactions

     COI, as operator of the majority of CEX's producing properties, bills CEX, as non-operator, on a monthly basis for services performed as operator pursuant to a standard operating agreement which is common in the industry. Expenses related to the operations of CEX are recorded via such joint interest billings and via intercompany expense allocations to CEX by COI. CEX has no employees. In the CEC consolidated group, COI employs all management personnel and employees, except for employees of the service company subsidiaries, and the preponderance of general and administrative expenses are reflected in the financial records of COI. COI allocates a portion of its general and administrative expenses to CEX each period. This allocation is based on a per well charge at a rate common in the industry plus an estimate of time spent on CEX activities by officers and employees of COI.

     CEC makes advances to CEX as needed. Certain of CEC's service subsidiaries perform contractual services on CEX's wells for third parties. These subsidiaries bill COI, as operator, and COI in turn bills CEX through monthly joint interest billings in accordance with the terms of the standard operating agreement.

     It is CEC's policy not to demand payment of intercompany accounts. Interest is not allocated by the Company, nor is interest charged on intercompany accounts. CEC may, at its discretion, but it is not required to, contribute intercompany accounts to capital.

  Income Taxes

     CEX is a partnership and, accordingly, its taxable income or loss is allocated to the limited partner and the general partner and is ultimately included in CEC's consolidated tax returns.

  Gas Imbalances

     CEX follows the "sales method" of accounting for its oil and gas revenue whereby CEX recognizes sales revenue on all oil or gas sold to its purchasers, regardless of whether the sales are proportionate to CEX's ownership in the property. A liability is recognized only to the extent that CEX has a net imbalance in excess of the reserves on the underlying properties. CEX's net imbalance positions at June 30, 1996 and 1995 were not material.

  Hedging

     The Company, on behalf of CEX, periodically uses certain instruments to hedge its exposure to price fluctuations on oil and natural gas transactions. Recognized gains and losses on hedge contracts are reported as a component of the related transaction. Results for hedging transactions are reflected in oil and gas sales to the extent related to CEX's oil and gas production.

                   CHESAPEAKE EXPLORATION LIMITED PARTNERSHIP
         (A WHOLLY-OWNED PARTNERSHIP OF CHESAPEAKE ENERGY CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Reclassifications

     Certain reclassifications have been made to the CEX financial statements for the years ended June 30, 1995 and 1994 to conform to the presentation used for the June 30, 1996 financial statements.

2. LONG-TERM DEBT

     In April 1993, CEX entered into an oil and gas reserve-based reducing revolving credit facility (the "Revolving Credit Facility") with Union Bank. The Revolving Credit Facility has been amended from time to time, most recently in September 1996. Concurrent with the September 1996 amendment, CEX increased the facility size to $125 million and expanded its bank group with Union Bank remaining as agent.

     The maturity date of the Revolving Credit Facility is April 30, 2001. The facility provides for interest at the Union Bank reference rate (8.25% at June 30, 1996) or, at the option of CEX the Eurodollar rate plus 1.375% to 1.875% depending on the ratio of the amount outstanding to the borrowing base. Borrowings are collateralized by a first priority lien on substantially all of CEX's proved producing reserves, and are unconditionally guaranteed by the Company. At June 30, 1996 and 1995 there was $0 and $10,000 outstanding under the Revolving Credit Facility, respectively.

     The amount of credit available at any time under the Revolving Credit Facility is the lesser of the commitment amount or the borrowing base. The borrowing base is reduced each month by a specified amount. Both the borrowing base and the monthly reduction amount are redetermined by Union Bank each May 1 and November 1 and may be redetermined at any other time upon the request of CEX or Union Bank. To the extent the amount outstanding at any time exceeds the borrowing base, CEX must reduce the amount outstanding or add additional collateral. At June 30, 1996, the commitment amount and the borrowing base under the Revolving Credit Facility were $35 million, and the monthly reduction amount was $700,000. The Revolving Credit Facility was amended in September 1996 to provide for a borrowing base and a commitment amount of $75 million, with a monthly reduction amount of $1,750,000. The Revolving Credit Facility contains customary financial covenants, limitations on indebtedness and liabilities, liens, prepayments of other indebtedness and loans, investments and guarantees by the Company and prohibits the payment of dividends on the Company's Common Stock.

3. CONTINGENCIES AND COMMITMENTS

     CEX has fully and unconditionally guaranteed CEC's obligations under the $47.5 million principal amount of 12% Senior Notes due 2001, issued March 31, 1994, the $90 million principal amount of 10.5% Senior Notes due 2002, issued May 25, 1995, and the $120 million principal amount of 9.125% Senior Notes due 2006, issued April 9, 1996. In addition, the CEX partnership interests have been pledged as collateral under the 12% Senior Notes.

4. RELATED PARTY TRANSACTIONS

     CEX has significant transactions with COI, CEC, CGDC and other affiliated companies included in the CEC consolidated group, including:

     COI as operator for CEX:

          (a) acquires oil and gas properties,

          (b) drills and equips wells,

          (c) operates the majority of CEX's wells,

          (d) sells interests in proved undeveloped properties to third parties, and

                   CHESAPEAKE EXPLORATION LIMITED PARTNERSHIP
         (A WHOLLY-OWNED PARTNERSHIP OF CHESAPEAKE ENERGY CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

          (e) contracts services from affiliated entities in the CEC consolidated group and from third parties on behalf of CEX.

     Capitalized costs associated with these transactions are reflected in the balance sheet as oil and gas properties and unevaluated properties for each period presented. Production expenses and taxes included in the statement of operations for each of the periods presented reflect expenses billed by COI to CEX for operations. Allocated general and administrative expenses reflect amounts allocated to CEX by COI.

     The Company makes periodic advances (and contributions) to CEX.

     The transactions included in the following intercompany balances are summarized as follows:

                                                                                           OTHER
                                                      COI         CEC         CGDC      SUBSIDIARIES
                                                   ---------    --------    --------    ------------
                                                                   ($ IN THOUSANDS)
BALANCE AT JUNE 30, 1993.........................  $ (34,593)   $(14,047)   $     --      $  1,033
                                                   =========    ========    ========      ========
Joint Interest Billing...........................  $ (31,925)   $   (553)   $     --      $     --
Cash Collected for CEX...........................     15,118          --          --            --
Debt Payments....................................    (10,135)       (573)         --            --
Other............................................       (123)        124          --            --
                                                   ---------    --------    --------      --------
BALANCE AT JUNE 30, 1994.........................  $ (61,658)   $(15,049)   $     --      $  1,033
                                                   =========    ========    ========      ========
Joint Interest Billing...........................  $(131,018)   $    (30)   $     --      $     --
Cash Collected for CEX...........................     55,889      39,758          --            --
Debt Payments....................................        (23)     (9,933)         --            --
Transfer of Properties to CGDC...................         --          --       2,852            --
Other............................................     (1,236)        (64)         25        (3,223)
                                                   ---------    --------    --------      --------
BALANCE AT JUNE 30, 1995.........................  $(138,046)   $ 14,682    $  2,877      $ (2,190)
                                                   =========    ========    ========      ========
Joint Interest Billing...........................  $(140,928)   $     --    $     --      $     --
Cash Collected for CEX...........................     40,392      44,000          --            --
Debt Payments....................................         --      (5,848)         --            --
Transfer of Properties to CGDC...................         --          --       5,515            --
Acquisition of properties........................   (162,748)         --          --            --
Other............................................    (10,206)     (5,332)       (221)          382
                                                   ---------    --------    --------      --------
BALANCE AT JUNE 30, 1996.........................  $(411,536)   $ 47,502    $  8,171      $ (1,808)
                                                   =========    ========    ========      ========

                   CHESAPEAKE EXPLORATION LIMITED PARTNERSHIP
         (A WHOLLY-OWNED PARTNERSHIP OF CHESAPEAKE ENERGY CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

5. MAJOR CUSTOMERS

     Sales to individual customers constituting 10% or more of total oil and gas sales were as follows:

                                                                                         PERCENT OF
                                                                     AMOUNTS          OIL AND GAS SALES
YEAR                                                             ----------------     -----------------
-----                                                            ($ IN THOUSANDS)
1996     Aquila Southwest Pipeline Corporation                       $ 41,900                40%
         GPM Gas Corporation                                         $ 28,700                28%
         Wickford Energy Marketing, L.C.                             $ 18,500                18%

1995     Aquila Southwest Pipeline Corporation                       $ 18,548                33%
         Wickford Energy Marketing, L.C.                             $ 15,704                28%
         GPM Gas Corporation                                         $ 11,686                21%

1994     Wickford Energy Marketing, L.C.                             $  6,190                28%
         GPM Gas Corporation                                         $  6,105                27%
         Plains Marketing and Transportation, Inc.                   $  2,659                12%
         Texaco Exploration & Production, Inc.                       $  2,249                10%

     Management believes that the loss of any of the above customers would not have a material impact on CEX's results of operations or its financial position.

6. FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

     The Company, on behalf of CEX, has only limited involvement with derivative financial instruments, as defined in Statement of Financial Accounting Standards No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments" and does not use them for trading purposes. The Company's objective is to hedge a portion of its exposure to price volatility from producing crude oil and natural gas. These arrangements may expose the Company to credit risk from its counter-parties and to basis risk.

  Hedging Activities

     Periodically the Company, on behalf of CEX, utilizes hedging strategies to hedge the price of a portion of its future oil and gas production. These strategies include swap arrangements that establish an index-related price above which the Company pays the hedging partner and below which the Company is paid by the hedging partner, the purchase of index-related puts that provide for a "floor" price to the Company to be paid by the counter-party to the extent the price of the commodity is below the contracted floor, and basis protection swaps.

     As of June 30, 1996, the Company had NYMEX-based crude oil swap agreements for 1,000 Bbl per day for July 1, 1996 through August 31, 1996 at an average price of $17.85 per Bbl. The counter-party has the option exercisable monthly for an additional 1,000 Bbl per day for the period July 1, 1996 through December 31, 1996 to cause a swap if the price exceeds an average $17.74 per Bbl. The actual settlements for July and August resulted in a $0.5 million payment to the counter-party. The Company estimates, based on NYMEX prices as of August 30, 1996 that the effect of the September through December hedges would be a $0.4 million payment to the counter-party.

     The Company has purchased Houston Ship Channel put options which guarantee the Company an average floor price of $2.21/Mmbtu for 20,000 Mmbtu per day for the period of November 1, 1996 through February 28, 1997. The average cost of these puts was $0.14 per Mmbtu.

     As of June 30, 1996, the Company had NYMEX-based natural gas swaps and NYMEX/Houston Ship Channel Basis swaps for the months of July through October 1996. These transactions resulted in payments to

                   CHESAPEAKE EXPLORATION LIMITED PARTNERSHIP
         (A WHOLLY-OWNED PARTNERSHIP OF CHESAPEAKE ENERGY CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

the Company's counter-party of approximately $2 million for the month of July 1996 and $1.5 million for the month of August 1996. The Company estimates, based on NYMEX prices as of August 30, 1996, that the effect of the September and October hedges would be a $0.2 million payment to the counter-party.

  Concentration of Credit Risk

     Financial instruments which potentially subject CEX to concentrations of credit risk consist principally of trade receivables. CEX's accounts receivable are primarily from purchasers of oil and natural gas products and exploration and production companies which own interests in properties operated by the Company. The industry concentration has the potential to impact CEX's overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic, industry or other conditions. The Company generally requires letters of credit for receivables from customers which are not considered investment grade, unless the credit risk can otherwise be mitigated.

  Fair Value of Financial Instruments

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     The carrying values of items comprising current assets and current liabilities approximate fair values due to the short-term maturities of these instruments. Based on the borrowing rates currently available to CEX for bank loans with similar terms and average maturities, the fair value of long-term debt approximates the carrying value.

7. DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES

  Net Capitalized Costs

     Evaluated and unevaluated capitalized costs related to CEX's oil and gas producing activities are summarized as follows:

                                                                           JUNE 30,
                                                                     ---------------------
                                                                       1996         1995
                                                                     --------     --------
                                                                       ($ IN THOUSANDS)
    Oil and gas properties:
    Proved.........................................................  $346,821     $163,521
    Unproved.......................................................   165,441       27,474
                                                                     --------     --------
      Total........................................................   512,262      190,995
    Less accumulated depreciation, depletion and amortization......   (84,726)     (36,959)
                                                                     --------     --------
    Net capitalized costs..........................................  $427,536     $154,036
                                                                     ========     ========

     Unproved properties not subject to amortization at June 30, 1996 and 1995, consist mainly of lease acquisition costs. CEX capitalized approximately $6,428,000 and $1,574,000 of interest during the years ended June 30, 1996 and 1995 on significant investments in unproved properties that are not being currently depreciated, depleted, or amortized and on which exploration or development activities are in progress. CEX will continue to evaluate its unevaluated properties; however, the timing of the ultimate evaluation and disposition of the properties has not been determined.

                   CHESAPEAKE EXPLORATION LIMITED PARTNERSHIP
         (A WHOLLY-OWNED PARTNERSHIP OF CHESAPEAKE ENERGY CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Costs Incurred in Oil and Gas Acquisition, Exploration and Development

     Costs incurred in oil and gas property acquisition, exploration and development activities which have been capitalized are summarized as follows:

                                                                      JUNE 30,
                                                          ---------------------------------
                                                            1996         1995        1994
                                                          --------     --------     -------
                                                                  ($ IN THOUSANDS)
    Development costs...................................  $129,445     $ 70,562     $24,803
    Exploration costs...................................    36,532       14,129       5,358
    Acquisition costs:
      Unproved properties...............................   138,188       24,437       3,305
      Proved properties.................................    24,560           --          --
    Sale of producing properties........................    (5,300)     (11,500)         --
    Proceeds from sale of leasehold.....................    (2,158)      (5,079)     (3,268)
                                                          --------     --------     -------
              Total.....................................  $321,267     $ 92,549     $30,198
                                                          ========     ========     =======

  Results of Operations from Oil and Gas Producing Activities (unaudited)

     CEX's results of operations from oil and gas producing activities are presented below for the years ended June 30, 1996, 1995 and 1994, respectively. The following table includes revenues and expenses associated directly with CEX's oil and gas producing activities. It does not include any allocation of CEC's interest costs and, therefore, is not necessarily indicative of the contribution to consolidated net operating results of CEX's oil and gas operations.

                                                                      JUNE 30,
                                                          ---------------------------------
                                                            1996         1995        1994
                                                          --------     --------     -------
                                                                  ($ IN THOUSANDS)
    Oil and gas sales...................................  $103,712     $ 55,417     $22,404
    Production costs(a).................................    (7,225)      (3,494)     (3,185)
    Depletion and depreciation..........................   (48,333)     (24,769)     (8,141)
                                                          --------     --------     -------
    Results of operations from oil and gas producing
      activities........................................  $ 48,154     $ 27,154     $11,078
                                                          ========     ========     =======

---------------

(a) Production costs include lease operating expenses and production taxes.

  Oil and Gas Reserve Quantities (Unaudited)

     The reserve information presented below is based upon reports prepared by the independent petroleum engineering firm of Williamson Petroleum Consultants, Inc. ("Williamson") as of June 30, 1996, June 30, 1995 and June 30, 1994 and the Company's petroleum engineers as of June 30, 1996 and 1995. The reserves evaluated by the Company's petroleum engineers constituted approximately 0.6% and 0.5% of total proved reserves as of June 30, 1996 and 1995, respectively. The information is presented in accordance with regulations prescribed by the Securities and Exchange Commission. CEX emphasizes that reserve estimates are inherently imprecise. CEX's reserve estimates were generally based upon extrapolation of historical production trends, analogy to similar properties and volumetric calculations. Accordingly, these estimates are expected to change, and such changes could be material, as future information becomes available.

     Proved oil and gas reserves represent the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in

                   CHESAPEAKE EXPLORATION LIMITED PARTNERSHIP
         (A WHOLLY-OWNED PARTNERSHIP OF CHESAPEAKE ENERGY CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those expected to be recovered through existing wells with existing equipment and operating methods.

     Presented below is a summary of changes in estimated reserves of CEX based upon the reports prepared by Williamson for 1996, 1995 and 1994 along with those prepared by the Company's petroleum engineers for 1996 and 1995.

                                                                 JUNE 30,
                                        -----------------------------------------------------------
                                              1996                 1995                 1994
                                        -----------------    -----------------    -----------------
                                         OIL        GAS       OIL        GAS       OIL        GAS
                                        (MBBL)    (MMCF)     (MBBL)    (MMCF)     (MBBL)    (MMCF)
                                        ------    -------    ------    -------    ------    -------
Proved reserves, beginning of year....  4,848     199,526    4,154     117,066     9,622     79,763
Extensions, discoveries and other
  additions...........................  8,924     173,576    2,345     129,444     2,335     82,965
Revisions of previous estimate........   (895)     (2,589)    (243)     (9,587)     (868)    (5,523)
Production............................ (1,304)    (49,320)  (1,006)    (22,723)     (537)    (6,927)
Sale of reserves-in-place.............    (74)     (6,359)    (402)    (14,674)   (6,398)   (33,212)
Purchase of reserves-in-place.........    443      20,087       --          --        --         --
                                       ------     -------   ------     -------    ------    -------
Proved reserves, end of year.......... 11,942     334,921    4,848     199,526     4,154    117,066
                                       ======     =======   ======     =======    ======    =======
Proved developed reserves, end of
  year................................  3,214     126,590    1,705      65,481     1,313     30,445
                                       ======     =======   ======     =======    ======    =======

     On April 30, 1996, the Company purchased interests in certain producing and non-producing oil and gas properties, including approximately 14,000 net acres of unevaluated leasehold, from Amerada Hess Corporation for $35 million, subject to adjustment for activity after the effective date of January 1, 1996. The properties are located in the Knox and Golden Trend fields of southern Oklahoma, most of which are operated by the Company.

     In October 1993, CEX entered into a joint development agreement covering a 20,000 gross acre development area in the Fayette County portion of the Giddings Field in southern Texas. CEX's ownership interests in the proved undeveloped properties covered by the joint development agreement were significantly less than those used in the June 30, 1993 reserve report. The impact of the reduced ownership percentages is reflected as sales of reserves in place in fiscal 1994 in the preceding table.

  Standardized Measure of Discounted Future Net Cash Flows (Unaudited)

     Statement of Financial Accounting Standards No. 69 ("SFAS 69") prescribes guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. CEX has followed these guidelines which are briefly discussed below.

     Future cash inflows and future production and development costs are determined by applying year-end prices and costs to the estimated quantities of oil and gas to be produced. Estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced based on year-end economic conditions. Estimated future income taxes are computed using current statutory income tax rates including consideration for the current tax basis of the properties and related carryforwards, giving effect to permanent differences and tax credits. The income tax effect of these future cash inflows will be recognized by CEX's partners. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

     The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect CEX's expectations of actual revenue to

                   CHESAPEAKE EXPLORATION LIMITED PARTNERSHIP
         (A WHOLLY-OWNED PARTNERSHIP OF CHESAPEAKE ENERGY CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

     The following summary sets forth CEX's future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in SFAS 69:

                                                                          JUNE 30,
                                                            ------------------------------------
                                                               1996          1995         1994
                                                            ----------     --------     --------
                                                                      ($ IN THOUSANDS)
Future cash inflows.......................................  $1,055,631     $402,027     $307,600
Future production costs...................................    (161,223)     (70,558)     (50,765)
Future development costs..................................    (136,927)     (76,542)     (47,040)
Future income tax provision...............................    (163,374)     (42,519)     (36,847)
                                                            ----------     --------     --------
Future net cash flows.....................................     594,107      212,408      172,948
Less effect of a 10% discount factor......................    (160,659)     (63,496)     (54,340)
                                                            ----------     --------     --------
Standardized measure of discounted future net cash
  flows...................................................  $  433,448     $148,912     $118,608
                                                            ==========     ========     ========

     The principal sources of change in the standardized measure of discounted future net cash flows are as follows:

                                                                          JUNE 30,
                                                             ----------------------------------
                                                               1996         1995         1994
                                                             --------     --------     --------
                                                                      ($ IN THOUSANDS)
Standardized measure, beginning of year....................  $148,912     $118,608     $119,744
Sales of oil and gas produced, net of production costs.....   (96,408)     (51,923)     (18,757)
Net changes in prices and production costs.................    78,501      (32,623)     (10,795)
Extensions and discoveries, net of production and
  development
  costs....................................................   292,255       93,969       99,175
Changes in future development costs........................   (11,084)       3,406       (2,855)
Development costs incurred during the period that reduced
  future development costs.................................    43,409       23,678        9,855
Revisions of previous quantity estimates...................   (11,338)     (11,286)     (13,107)
Purchase of undeveloped reserves-in-place..................    29,641           --           --
Sales of reserves in-place.................................    (5,835)      (7,514)     (66,372)
Accretion of discount......................................    17,550       14,125       14,166
Net change in income taxes.................................   (65,117)      (3,944)        (720)
Changes in production rates and other......................    12,962        2,416      (11,726)
                                                             --------     --------     --------
Standardized measure, end of year..........................  $433,448     $148,912     $118,608
                                                             ========     ========     ========

================================================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Risk Factors..........................   12
The Company...........................   17
Use of Proceeds.......................   17
Price Range of Common Stock and
  Dividend Policy.....................   17
Capitalization........................   18
Selected Consolidated Financial
  Data................................   19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20
Management............................   27
Description of Capital Stock..........   30
Underwriting..........................   33
Legal Matters.........................   34
Experts...............................   34
Glossary..............................   35
Index to Financial Statements.........  F-1

================================================================================

================================================================================

                                3,250,000 SHARES

                                   CHESAPEAKE
                               ENERGY CORPORATION

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                            BEAR, STEARNS & CO. INC.

                               J.P. MORGAN & CO.

                       PRUDENTIAL SECURITIES INCORPORATED

                                          , 1996

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Set forth below is an itemization of the costs expected to be incurred in connection with the offer and sale of the securities registered hereby. With the exception of the Securities Act, NASD and NYSE fees, all amounts are estimates.


    Securities Act Registration Fee..........................................   $ 76,312
    NASD Filing Fee..........................................................     20,892
    NYSE Fee.................................................................     12,950
    Printing and Engraving Expenses..........................................    150,000
    Legal Fees and Expenses..................................................    100,000
    Accounting Fees and Expenses.............................................     50,000
    Blue Sky Qualification Fees and Expenses.................................      2,500
    Miscellaneous............................................................    187,346
                                                                                --------
              Total..........................................................   $600,000
                                                                                ========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The General Corporation Law of Delaware, under which the Registrant is incorporated, and the General Corporation Act of Oklahoma, which is expected to become the Registrant's state of incorporation, permits indemnification against expenses, including attorneys' fees, actually and reasonably incurred by such persons in connection with the defense of any action, suit or proceeding in which such a person is a party by reason of his being or having been a director, employee or agent of the Registrant, or of any corporation, partnership, joint venture, trust or other enterprise in which he served as such at the request of the Registrant, provided that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and provided further (if the threatened, pending or completed action or suit is by or in the right of the corporation) that he shall not have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation (unless the court determines that indemnity would nevertheless be proper under the circumstances). Article VIII of the Registrant's Certificate of Incorporation provides for indemnification of the Registrant's directors and officers. The Delaware General Corporation Law and the Oklahoma General Corporation Act also permit the Registrant to purchase and maintain insurance on behalf of the Registrant's directors and officers against any liability arising out of their status as such, whether or not Registrant would have the power to indemnify them against such liability. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act of 1933 (the "Securities Act").

     The Registrant has entered into indemnity agreements with each of its directors and executive officers. Under each indemnity agreement, the Registrant will pay on behalf of the indemnitee, and his executors, administrators and heirs, any amount which he is or becomes legally obligated to pay because of (i) any claim or claims from time to time threatened or made against him by any person because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which he commits or suffers while acting in his capacity as a director and/or officer of the Registrant or an affiliate or (ii) being a party, or being threatened to be made a party, to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an officer, director, employee or agent of the Registrant or an affiliate or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The payments which the Registrant will be obligated to make hereunder shall include, inter alia, damages, charges, judgments, fines, penalties, settlements and costs, cost of investigation and cost of defense of legal, equitable or criminal actions, claims or proceedings and appeals therefrom, and costs of attachment, supersedeas, bail, surety or other bonds. The Registrant also provides liability insurance for each of its directors and executive officers.

ITEM 16. EXHIBITS.

     The following exhibits are filed herewith:


       NUMBER                                      DESCRIPTION
         1**         -- Form of Underwriting Agreement

         5**         -- Opinion of McAfee & Taft A Professional Corporation re legality and consent.

        23.1+        -- Consent of Price Waterhouse LLP.

        23.2+        -- Consent of Coopers & Lybrand L.L.P.

        23.3+        -- Consent of Williamson Petroleum Consultants, Inc.

        23.4         -- Consent of McAfee & Taft A Professional Corporation, included as part of Exhibit 5.

        24**         -- Power of attorney


---------------


** Previously filed.



 + Filed with this Amendment.


ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424 (b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement at the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issued.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma on the 18th day of November, 1996.


                                            CHESAPEAKE ENERGY CORPORATION


                                            By       AUBREY K. McCLENDON*

                                            ------------------------------------
                                               Aubrey K. McClendon, Chairman of
                                                the Board and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on November 18, 1996.



            AUBREY K. McCLENDON*                                 TOM L. WARD*
--------------------------------------------     --------------------------------------------
 Aubrey K. McClendon, Chairman of the Board          Tom L. Ward, President and Director
    and Chief Executive Officer (Principal
               Executive Officer)

           MARCUS C. ROWLAND*                                 RONALD A. LEFAIVE*
--------------------------------------------     --------------------------------------------
Marcus C. Rowland, Vice President -- Finance       Ronald A. Lefaive, Controller (Principal
   and Chief Financial Officer (Principal                    Accounting Officer)
              Financial Officer)

             E. F. HEIZER, JR.*                               BREENE M. KERR*
--------------------------------------------     --------------------------------------------
        E. F. Heizer, Jr., Director                        Breene M. Kerr, Director


              SHANNON SELF*                                FREDERICK B. WHITTEMORE*
--------------------------------------------     --------------------------------------------
           Shannon Self, Director                     Frederick B. Whittemore, Director

             WALTER C. WILSON*
--------------------------------------------
         Walter C. Wilson, Director

*By:    /s/  AUBREY K. McCLENDON
--------------------------------------------
            Aubrey K. McClendon
              Attorney-in-Fact

                               INDEX TO EXHIBITS


       NUMBER                                      DESCRIPTION
         1**         -- Form of Underwriting Agreement

         5**         -- Opinion of McAfee & Taft A Professional Corporation re legality and consent.

        23.1+        -- Consent of Price Waterhouse LLP.

        23.2+        -- Consent of Coopers & Lybrand L.L.P.

        23.3+        -- Consent of Williamson Petroleum Consultants, Inc.

        23.4         -- Consent of McAfee & Taft A Professional Corporation, included as part of Exhibit 5.

        24**         -- Power of attorney


---------------


** Previously filed.



 + Filed with this Amendment.